As filed with the Securities and Exchange Commission on March 29, 2007
Registration No. 333-140441

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STEWART & STEVENSON LLC

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	20-3974034 (I.R.S. Employer Identification No.)

STEWART & STEVENSON FUNDING CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	20-5102003 (I.R.S. Employer Identification No.)

1000 Louisiana Street
Suite 5900
Houston, Texas 77002
(713) 751-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffery W. Merecka
Chief Financial Officer
1000 Louisiana Street, Suite 5900
Houston, Texas 77002
(713) 751-2700
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

William F. Henze, Esq.
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3939

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

				Address, Including
				Zip Code, and
	State or Other	Primary Standard		Telephone Number,
	Jurisdiction of	Industrial	IRS Employer	Including Area Code,
Exact Name of Registrant	Incorporation or	Classification	Identification	of Registrant’s Principal
as Specified in its Charter	Organization	Code Number	Number	Executive Offices

Stewart & Stevenson	Delaware	1389	None	1000 Louisiana Street
Distributor Holdings LLC				Suite 5900
				Houston, Texas 77002
Stewart & Stevenson	Delaware	1389	20-4064950	1000 Louisiana Street
Power Products LLC				Suite 5900
				Houston, Texas 77002
Stewart & Stevenson	Delaware	1389	74-2856745	1000 Louisiana Street
Petroleum Services LLC				Suite 5900
				Houston, Texas 77002
S&S Agent LLC	Delaware	1389	20-4305236	1000 Louisiana Street
				Suite 5900
				Houston, Texas 77002

The information in this prospectus is not complete. We may not sell or offer these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 29, 2007

PROSPECTUS

Stewart & Stevenson LLC
Stewart & Stevenson Funding Corp.

Offer to Exchange All Outstanding 10% Senior Notes due 2014
for Newly Issued 10% Senior Notes due 2014

The Exchange Notes

•	The terms of the exchange notes to be issued are substantially identical to the outstanding notes that we issued on July 9, 2006, except for transfer restrictions, registration rights and special interest rate provisions relating to the outstanding notes that will not apply to the exchange notes.

•	Our obligations under the exchange notes will be jointly and severally and unconditionally guaranteed on a senior unsecured basis by all of our current domestic restricted subsidiaries and by all of our future domestic restricted subsidiaries.

•	The exchange notes will be our senior unsecured obligations, will rank pari passu in right of payment with all of our existing and future unsecured senior indebtedness, and senior to any of our future subordinated indebtedness. The exchange notes will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness.

•	The guarantees will be the guarantors’ senior unsecured obligations and will rank pari passu in right of payment with their respective existing and future unsecured senior indebtedness, and senior to any of their respective future subordinated indebtedness. The guarantees will be effectively subordinated to their respective existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness.

The Exchange Offer

•	We will exchange all of the outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes which are registered under the Securities Act of 1933.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m. New York City Time, on May 2, 2007, unless extended.

•	We will not receive any cash proceeds from the exchange offer.

•	We do not intend to list the exchange notes on any securities exchange or seek approval through any automated quotation system and no active market for the exchange notes is anticipated.

Each broker-dealer that receives exchange notes for its own account pursuant to the registered exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (a) 180 days after the expiration date (as defined herein) and (b) the date on which broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with these resales. See “Plan of Distribution.”

Please consider carefully the “Risk Factors” beginning on page 14 of this prospectus before deciding to participate in the exchange offer.

Neither the SEC nor any state securities commission has approved the securities to be distributed in the exchange offer nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April   , 2007

We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to make the exchange offer and by a broker-dealer for resales of exchange notes acquired in the exchange offer where it is legal to do so. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of the prospectus.

i

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus in its entirety before making an investment decision.

Stewart & Stevenson LLC was formed for the purpose of acquiring from Stewart & Stevenson Services, Inc. and its affiliates substantially all of their equipment, aftermarket parts and service and rental businesses that primarily serve the oil and gas industry. This acquisition was consummated on January 23, 2006. Except as otherwise expressly noted, when we refer to financial and other information about us on a historical basis, that information reflects the operations we acquired from Stewart & Stevenson Services, Inc. prior to such acquisition.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “our” and “us” refer to Stewart & Stevenson Inc. and its subsidiaries. Our fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, “Fiscal 2006” commenced on February 1, 2006 and ended on January 31, 2007. We report results on the fiscal quarter method with each quarter comprising approximately 13 weeks. Unless otherwise indicated or the context otherwise requires, the term “notes” refers to the outstanding notes and the notes to be issued in the exchange, or the exchange notes.

Our Company

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We believe that our proven track record has allowed us to capitalize on the increasing demand for products and services in the markets we serve. That demand has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 70% of our equipment revenues and an estimated 60% of our total revenues in Fiscal 2006. Our extensive and diverse customer base includes many of the world’s leading oilfield service companies such as Schlumberger Ltd., Weatherford International Ltd. and BJ Services Company, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our top ten customers by revenue over the last three fiscal years have been purchasing our products for over ten years.

We have experienced significant growth in recent years, primarily as a result of increasing demand for our products and services as well as the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities. As of January 31, 2007, our equipment order backlog was $533.4 million compared to $309.5 million as of January 31, 2006, an increase of 72%. In Fiscal 2006, we generated revenues of $942.1 million, operating profit of $62.0 million and EBITDA of $79.2 million, compared with revenues of $690.7 million, operating profit of $25.9 million and EBITDA of $39.1 million in Fiscal 2005, representing increases of 36%, 140% and 102%, respectively. For a definition of EBITDA and a reconciliation of EBITDA to net earnings from continuing operations, see “Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information and Other Data.”

Our Business

We operate our business through the following three operating segments:

Equipment (Representing 62% of Revenues in Fiscal 2006).  We design, manufacture and market equipment for oilfield service providers, drilling and workover contractors and major U.S. and international oil companies that require integrated and customized product solutions. We provide equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems. We sell engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries. A substantial portion of our engineered products incorporates components provided by key independent original equipment manufacturers, or OEMs, with whom we have longstanding relationships. These important relationships generally enable us to sell their products globally as components of our engineered equipment and, in specified territories, as stand-alone products. We have been the only factory-authorized provider of a substantial portion of the stand-alone products of our seven key OEMs in these territories, which principally cover major oil and gas fields in the United States. These relationships have been in place for an average of approximately 40 years. For Fiscal 2006, approximately 57% and 43% of our equipment revenues were derived from engineered products and stand-alone products, respectively.

Aftermarket Parts and Service (Representing 35% of Revenues in Fiscal 2006).  We provide aftermarket parts and service for products manufactured by us, our seven key OEMs and other manufacturers. Our aftermarket parts and service customers are engaged in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries as well as in other industries. For a substantial portion of our product offerings from our seven key OEMs, we have been the only factory-authorized parts and service provider for specified territories. Through our 42 customer support facilities, approximately 700 highly trained service technicians and approximately 500 service bays in the United States and abroad, we provide in-house and on-site servicing to our customers at close proximity to their operational locations. Additionally, we provide aftermarket parts through our network of approximately 165 authorized dealers. Our arrangements with our seven key OEMs generated approximately 70% of our aftermarket parts and service revenues in Fiscal 2006.

Rental (Representing 3% of Revenues in Fiscal 2006).  Our rental equipment consists primarily of generators, material handling equipment and air compressors. At January 31, 2007, our rental fleet was comprised of over 1,250 units and served a wide range of end markets, principally on a short-term basis, as a complementary solution to equipment sales. The useful life of our rental equipment averages approximately five years and we generally recover our investment cost in approximately three years, thus providing an attractive return on investment.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Strong Brand Recognition.  We believe that the “Stewart & Stevenson” brand has long been recognized in the oil and gas industry as well as in other industries we serve and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Leading Provider of Oilfield Services Equipment.  We are the second largest oilfield services unit manufacturer worldwide and have been for a number of years according to Spears & Associates, Inc., an independent market research and consulting firm. We believe this successful record is the result of continually providing high-quality, technically-advanced products using state-of-the-art components, processes and techniques. We believe that, as a result of this platform, we are able to achieve substantial growth in our equipment segment during periods of high capital investment in oilfield services while maintaining steady growth in our aftermarket parts and service segment during periods of slower capital investment.

Experienced Provider of Integrated Solutions.  Our product lines include integrated, site-ready solutions, which can incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. We believe that our engineered product offerings are distinguished by technical specifications and product performance and are enhanced by our aftermarket service and support. We pursue a partnering-based approach with our customers, in which our engineering and development teams work closely to ensure our standard products are tailored to meet specific customer requirements.

Extensive High-Margin Aftermarket Business.  We are committed to providing our customers with high-quality parts and service throughout the lifecycle of our products. We provide in-house and on-site services through our 42 customer service facilities. Our extensive and growing aftermarket parts and service business typically generates higher margins than our equipment business.

Strong Engineering and Technical Expertise.  We have highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel. Our engineering group has core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low to high voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software driven control packages.

Established, Diversified Customer Base.  We have strong, long-standing relationships with many of our top customers. We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. In Fiscal 2006, no single customer accounted for more than 9% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 30% of our total revenues.

Highly Experienced Management Team.  Our senior management team has an average of more than twenty years of industry experience. In addition, our chairman and majority equity holder has extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation. Our board of directors includes individuals who are prominently recognized for their distinguished accomplishments in the United States and abroad and who we believe provide us with an uncommon strategic resource and competitive advantage.

Our Strategy

We believe implementing the following strategic initiatives, established by our management team and led by our chairman of the board, will enable us to leverage our globally-recognized brand name and take advantage of significant demand for our well-known products across the global marketplace.

Leverage the Stewart & Stevenson Brand Name.  We believe our brand name enjoys significant domestic and international recognition in the oil and gas industry and reflects our reputation for quality products, innovative solutions and dependable service. We intend to maximize the benefits of this recognition by prominently featuring the brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and strengthening the brand further by pursuing technological innovations. We believe that our brand name recognition will enhance our opportunities as we seek to cross-sell and diversify our product lines and expand our international operations.

Grow Our Position As a Market Leader.  We believe our ability to tailor products to the specific needs of our customers combined with our comprehensive aftermarket capabilities and broad geographic reach positions us as the primary provider for a broad range of our customers’ needs. We believe the benefits of our cost effectiveness programs combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be major beneficiaries in the event the energy industry enters a period of price stabilization, will serve as positive factors to support our ability to maintain growth.

Improve Productivity and Competitiveness.  We intend to enhance our productivity and strengthen our competitiveness by expanding our engineering team and technical expertise to further improve our manufacturing capabilities. We are standardizing the design and manufacture of many of our products so they can be manufactured on an assembly flow-line, which allows us to produce them utilizing less manufacturing resources on a more cost-efficient basis. We are also streamlining our operations by consolidating our aftermarket parts and service organization as well as our manufacturing operations.

Expand Our Global Platform.  We believe that our expanding product range and geographic infrastructure, combined with the extensive global knowledge and experience of our management team and board of directors, provide us with a strong foundation for international growth. In addition, many of our long-term customers in domestic markets are also active in international markets, which we believe will benefit us as we expand our international operations. We believe that, even in the event of commodity price adjustments, globalization and interdependence of the growing world economy will, for the foreseeable future, result in the continuation of current capital expenditure programs in the energy industry. We believe we can expand our international market share and generate a higher percentage of our total revenue from major energy producing regions.

Selectively Pursue Growth Opportunities.  We intend to selectively seek strategic growth opportunities organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity. We intend to pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, expanding our geographic footprint, improving production efficiency and growing our customer base.

Continue to Develop an Exemplary Workforce.  We believe we have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs to all employees, including our senior management team. We are committed to continuing to attract and retain high quality and experienced personnel.

Industry Overview

We believe we are well positioned to capitalize on favorable industry conditions in the markets we serve, including the oil and gas industry as well as other industries in which our customers operate.

Increasing Capital Spending in the Oil and Gas Industry.  Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers. According to Spears & Associates, Inc., annual worldwide drilling and completion expenditures have increased from $64 billion in 2000 to $158 billion in 2005, representing a compound annual growth rate of 20%, and are projected to increase at a compound annual growth rate of 16% through 2010, reaching $294 billion by 2010.

Increasing Demand for Natural Gas in the United States.  The majority of our international revenues is derived from oil and gas customers engaged in the exploration and production of crude oil, while most of our domestic oil and gas related revenues are derived from customers engaged in the exploration and production of natural gas. According to the Energy Information Administration, or EIA, U.S. demand for natural gas has increased 28% since 1985 and is expected to grow an additional 21% through 2030. Because of natural declines in many mature U.S. natural gas fields, more activity is required to maintain natural gas production levels. According to EIA estimates, U.S. natural gas production has decreased by 2.5% from 1996 to 2005, while the number of natural gas production wells increased by 41% over the same period.

Increasing Unconventional Natural Gas Production.  Production from certain unconventional natural gas sources generally requires greater utilization of the technologically-advanced well stimulation equipment that we provide. According to EIA estimates, unconventional natural gas production, which includes low permeability or tight gas reservoirs, coal beds and shales, increased from 16% of all U.S. production in 1990 to 42% of U.S. production in 2005 and is forecasted to grow to 51% of U.S. production by 2030.

Impact of Non-Energy Markets.  Many of the non-energy industries we serve have been experiencing significant growth, particularly the commercial vehicles and material handling industries. According to Ward’s Automotive, U.S. Class 8 truck unit sales have grown from approximately 146,000 in 2002 to approximately 284,000 in 2006, representing a compound annual growth rate of 18%, and the American Trucking Association truck tonnage index increased 16% from the beginning of 2002 through the end of 2005. We believe that Class 8 truck unit sales and truck tonnage generally serve as leading indicators of demand for our commercial vehicles equipment and aftermarket parts and service. According to the Industrial Truck Association, U.S. forklift factory shipments increased by 44% from 2002 to 2006.

Recent Developments

On February 25, 2007, we entered into a purchase agreement with Crown Energy Technologies, Inc. and certain of its affiliates, which we refer to as “Crown”, pursuant to which we acquired on February 26, 2007 substantially all of the net assets of Crown for cash consideration of approximately $70 million. Crown, which is headquartered in Calgary, Alberta and has multiple U.S. operations, is a manufacturer of drilling, well servicing and workover rigs, stimulation equipment and a provider of related parts and services. The purchase price is subject to adjustment within approximately 60 days following the date of the closing on the basis of a final working capital adjustment. The purchase price was funded through borrowings under our amended credit facility. In connection with the acquisition, we assumed certain liabilities, including liabilities incurred by Crown in the ordinary course of business prior to the acquisition and liabilities arising out of or relating to Crown’s products that were sold prior to the Crown acquisition. The purchase agreement contains customary representations, warranties and other provisions as in similar transactions. These include indemnities for any breaches of our respective representations and warranties in, or our obligations under, the purchase agreement. The indemnification provisions also provide for indemnification by Crown related to environmental and retained liabilities. Crown’s indemnification obligation to us for breaches of representations and warranties and environmental liabilities is capped at half of the cash purchase price and our indemnification obligation to Crown for breaches of representations and warranties is also capped at half of the cash purchase price. We refer to the acquisition of Crown as the “Crown Acquisition.”

Donald K. Kyle, our senior vice president, left the Company’s employ effective March 21, 2007. As part of our efficiency enhancement plan, he will not be replaced. Gregg Piontek, our vice president and chief accounting officer, has resigned effective March 29, 2007 and taken another job outside the Company. In the interim period before the appointment of his successor, his duties will be assumed by Jeffery W. Merecka, our vice president and chief financial officer. The resignations of Mssrs. Kyle and Piontek were not prompted in any way by any disagreement or concern regarding the Company’s accounting practices, or the accuracy and completeness of the Company’s disclosures contained in documents filed with the SEC or otherwise, or any other aspect relating to the integrity of the Company’s business practices.

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 for a proposed initial public offering of shares of our common stock. Pursuant to the proposed initial public offering, we are offering shares of common stock and the selling shareholders are offering shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders. We intend to use the net proceeds of the proposed initial public offering to repay all amounts outstanding under our revolving credit facility. We expect to use the remainder of the net proceeds for general corporate purposes. We are currently operating as a Delaware limited liability company and, prior to and contingent upon the consummation of our common stock offering, we will convert under Section 265 of the Delaware Corporation Law into a corporation and our name will change from Stewart & Stevenson LLC to Stewart & Stevenson Inc. We refer to this event as the “Corporate Conversion.” Stewart and Stevenson Inc. shall for all purposes of Delaware law, and we believe for all purposes of federal securities law, be deemed to be the same entity as Stewart & Stevenson LLC and all of the rights, privileges and powers of Stewart & Stevenson LLC as well as all of its assets and liabilities and other obligations shall become those of Stewart & Stevenson Inc. The Corporate Conversion will not result in any revaluations or other changes under GAAP, however, as a taxable entity, Stewart and Stevenson Inc. will accrue and be subject to federal and state income tax obligations on a going forward basis.

Risks Related to Our Business

The risks and uncertainties described under “Risk Factors” include, among others, the following factors that could materially adversely affect our business, financial condition and operating results:

•	Our level of indebtedness could negatively affect our financial condition, adversely affect our ability to raise additional capital, harm our ability to react to changes to our business and impair our ability to pay interest on the notes;

•	Periodic economic and industry downturns may adversely impact our operating results;

•	We face intense competition in each of our lines of business;

•	Our international sales and aftermarket parts and service operations are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations;

•	If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service business might suffer;

•	The Crown Acquisition and any other future acquisition that we may undertake may not be successful;

•	We may not be able to attract and retain qualified employees;

•	Most of our equipment sales are fixed price contracts, which exposes us to the risk of cost overruns if we do not accurately estimate the costs associated with the product;

•	Mr. Hushang Ansary, our chairman and principal stockholder, can exercise control of our affairs through his beneficial ownership of all of our Class B Common Stock; and

•	If we consummate our proposed initial public offering, we will be a “controlled company” within the meaning of the listing requirements of the New York Stock Exchange and, as a result, will qualify for, and we intend to elect to rely on, exemptions from certain corporate governance requirements.

See “Risk Factors” for a discussion of the foregoing factors as well as other factors that should be carefully considered prior to an investment in our Common Stock.

Our History

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from Stewart & Stevenson Services, Inc., or SSSI, and its affiliates on January 23, 2006 substantially all of their equipment, aftermarket parts and service and rental businesses that primarily served the oil and gas industry as well as the perpetual rights to the Stewart & Stevenson name and logo for use worldwide, which we refer to as the “SSSI Acquisition”. Stewart & Stevenson Funding Corp. is a Delaware corporation incorporated in June 2006 solely to act as a co-issuer of the notes, has only nominal assets and does not currently conduct any operations.

Additional Information

Our principal executive offices are located at 1000 Louisiana St., Suite 5900, Houston, TX, 77002 and our telephone number is (713) 751-2700. We also have a website located at www.stewartandstevenson.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

The Exchange Offer

Notes	We are offering to exchange up to $150,000,000 aggregate principal amount of our outstanding 10% Senior Notes due 2014 for an equal amount of our newly issued 10% Senior Notes due 2014. The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for transfer restrictions, registration rights and special interest rate provisions relating to the outstanding notes that will not apply to the exchange notes.

Purpose of the Exchange Offer	The exchange notes are being offered to satisfy our obligations under a registration rights agreement entered into at the time we issued and sold the outstanding notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 2, 2007, or on a later date and time to which we extend it.

Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the outstanding notes and the Indenture governing the notes. In general, the outstanding notes, unless registered under the Securities Act, may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the outstanding notes under the Securities Act.

Procedures for Tendering Outstanding Notes	Each holder of outstanding notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or its facsimile, in accordance with its instructions, and mail or otherwise deliver it, or its facsimile, together with the outstanding notes and any other required documentation to the exchange agent at the address in the letter of transmittal. Outstanding notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry transfer of the outstanding notes to the exchange agent’s account at DTC is delivered in a timely fashion. See “The Exchange Offer — Procedures for Tendering Outstanding Notes.”

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. The exchange offer is subject to certain customary conditions, which may be waived by us. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer.”

Withdrawal of Tender	The tender of outstanding notes in the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association.

U.S. Federal Income Tax Considerations	Your exchange of an outstanding note for an exchange note will not constitute a taxable exchange for U.S. federal income tax purposes. As a result, the exchange will not result in taxable income, gain or loss being recognized by you. Immediately after the exchange, you will have the same adjusted basis and holding period in each exchange note received as you had immediately prior to the exchange in the corresponding outstanding note surrendered. See “Material U.S. Federal Income Tax Considerations of the Exchange Offer — Tax Consequences of the Exchange Offer.”

Resale of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are:

• acquiring the exchange notes in the ordinary course of your business;

• not participating, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

• not an “affiliate” of us within the meaning of Rule 405 under the Securities Act; and

• not a broker-dealer that acquired the outstanding notes directly from us.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from those requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution” in this prospectus.

The Exchange Notes

The following summary describes material terms of the exchange notes, but it is not intended to be complete. For a more detailed description of the exchange notes, see “Description of Notes.”

The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for transfer restrictions, registration rights and special interest rate provisions relating to the outstanding notes that will not apply to the exchange notes.

Issuers	Stewart & Stevenson LLC and Stewart & Stevenson Funding Corp.

Exchange Notes	$150.0 million aggregate principal amount of 10% Senior Notes due 2014.

Maturity	July 15, 2014.

Interest payment dates	January 15 and July 15, commencing July 15, 2007.

Optional redemption	The exchange notes will be redeemable at our option, in whole or in part, at any time on or after July 15, 2010, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to July 15, 2009, we may redeem up to 35% of the original principal amount of the exchange notes with the proceeds of one or more equity offerings of our common shares at a redemption price of 110% of the principal amount of the exchange notes, together with accrued and unpaid interest, if any, to the date of redemption. In addition, we may redeem some or all of the exchange notes at any time prior to July 15, 2010 at a price equal to the make-whole amount set forth under “Description of Notes.”

Mandatory offers to purchase	The occurrence of a change of control will require us to offer to purchase from you all or a portion of your exchange notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

Certain asset dispositions will require us to use the proceeds from those asset dispositions to make an offer to purchase the exchange notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used to repay indebtedness (with a corresponding permanent reduction in commitment, if applicable) or to invest in capital assets related to our business or capital stock of a restricted subsidiary (as defined under the heading “Description of Notes”).

Guarantees	The exchange notes will be guaranteed on a senior basis by all of our domestic restricted subsidiaries. All future domestic restricted subsidiaries generally will also guarantee the exchange notes.

The guarantees will be unsecured senior indebtedness of our subsidiary guarantors and will have the same ranking with respect to indebtedness of our subsidiary guarantors as the notes will have with respect to our indebtedness. For the year ended January 31, 2007, our non-guarantor subsidiaries represented approximately 5.3% of our net sales and approximately 2.3% of our operating profit.

Ranking	The exchange notes will:

• be our general unsecured obligations;

• be effectively junior in right of payment to our secured debt, including debt under our senior credit facility, to the extent of the value of the assets securing such debt;

• rank equally in right of payment to all of our existing and future senior debt; and

• be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the notes.

Covenants	The Indenture governing the outstanding notes and that will govern the exchange notes contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur, assume or guarantee additional indebtedness;

• issue redeemable stock and preferred stock;

• pay dividends or distributions or redeem or purchase capital stock;

• prepay, redeem or repurchase debt that is junior in right of payment to the notes;

• make loans and investments;

• incur liens;

• engage in sale/leaseback transactions;

• restrict dividends, loans or asset transfers from our subsidiaries;

• sell or otherwise dispose of assets, including capital stock of subsidiaries;

• consolidate or merge with or into, or sell substantially all of our assets to, another person;

• enter into transactions with affiliates; and

• enter into new lines of business.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see “Description of Notes.”

Absence of public market for the exchange notes	The exchange notes are a new issue of securities, and there is currently no established trading market for the exchange notes. The exchange notes generally will be freely transferable. We do not intend to apply for a listing of the exchange notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes.

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes. See “Use of Proceeds.”

Summary Historical and Unaudited Pro Forma Condensed
Consolidated Financial Information and Other Data

The following table sets forth summary historical consolidated financial data as of and for each of the years ended January 31, 2005, 2006 and 2007. The summary historical consolidated financial data as of and for each of the years ended January 31, 2005, 2006 and 2007 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the year ended January 31, 2006 has been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus.

The consolidated statement of operations, shareholders’ equity, comprehensive income and cash flows for the period February 1, 2005 to January 22, 2006 (included in the Combined 2006 column) and year ending January 31, 2005 reflect carved-out presentations of the acquired operations from the financial statements of SSSI, which we also refer to as the “SSSI Acquired Business” or the “Predecessor,” presented on a stand-alone basis. The presentation of the carved-out SSSI Acquired Business financial statements requires certain assumptions in order to reflect the business as a stand-alone entity, which management believes are reasonable. The SSSI Acquired Business’s financial statements include several operating business units which were exited by the SSSI Acquired Business prior to the SSSI Acquisition. The results of these exited businesses are reflected as discontinued operations in the SSSI Acquired Business’s financial statements. The acquired businesses are reflected as continuing operations in the SSSI Acquired Business’s financial statements.

You should read the following summary historical and unaudited pro forma condensed consolidated financial information and other data in conjunction with “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended January 31,
	Predecessor	Combined
	2005	2006(3)	2007
	(non-GAAP)

(in thousands)
Statement of operations data:
Sales	$548,476	$690,673	$942,148
Cost of sales	462,516	582,750	774,060

Gross profit	85,960	107,923	168,088
Selling and administrative expenses	81,691	84,500	108,005
Other income, net	(2,749)	(2,427)	(1,900)

Operating profit (loss)	7,018	25,850	61,983
Interest expense, net	155	439	19,756

Earnings (loss) from continuing operations before income taxes	6,863	25,411	42,227
Income tax expense (benefit)(1)	542	10,255	742

Net earnings (loss) from continuing operations	6,321	15,156	41,485
Loss from discontinued operations, net of tax	(559)	(4,037)	—

Net earnings (loss)	5,762	11,119	41,485
Preferred dividends	—	(128)	(4,017)

Net earnings (loss) available for common unit holders	$5,762	$10,991	$37,468

Balance Sheet Data (end of period):
Working capital	$170,109	$190,130	$214,718
Cash & cash equivalents	1,838	1,093	5,852
Property, plant and equipment, net	61,907	45,858	61,303
Total assets	296,974	395,822	456,801
Total debt	1,671	194,525	204,474
Total shareholders’ equity	237,274	69,814	94,872
Cash Flow Data:
Net cash (used in) provided by continuing operations:
Operating activities	32,755	(25,084)	58,177
Investing activities	1,233	(289,562)	(36,367)
Financing activities	(51,061)	295,108	(17,051)
Other Continuing Operations Financial Data:
Depreciation and amortization	16,359	13,283	17,256
Capital expenditures	7,511	6,421	9,469
Additions to rental equipment	6,011	8,826	17,321
EBITDA(2)	23,377	39,133	79,239

(1)	For the period from January 23, 2006 to January 31, 2007, we conducted our operations though Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the year ended January 31, 2007. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items. See “Risk Factors — Our historical financial information may not be comparable to future periods and some of it has not been audited.”

(2)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP financial measurement. We use EBITDA because we believe that such a measurement is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and that this measurement may be used by some investors and others to make informed investment decisions. You should not consider it in isolation from or as substitute for net income or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity. EBITDA calculations by one company may not be comparable to EBITDA calculations made by another company. The following table provides a reconciliation of net earnings (loss) from continuing operations (a GAAP financial measure) and EBITDA (a non-GAAP financial measure):

	Year ended January 31,
	Predecessor	Combined
	2005	2006	2007
		(non-GAAP)

(in thousands)
Net earnings (loss) from continuing operations	$6,321	$15,156	$41,485
Add:
Interest expense, net	155	439	19,756
Income tax expense (benefit)	542	10,255	742
Depreciation and amortization	16,359	13,283	17,256

EBITDA	$23,377	$39,133	$79,239

(3)	The statement of operations, cash flow and other financial data for the year ended January 31, 2006 is a non-GAAP financial measurement. The data for the year ended January 31, 2006 has been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. We have included the combined financial data for Fiscal 2005 because we believe that a full year measurement for Fiscal 2005 is more useful to investors to analyze our operating results. The following table provides a reconciliation of the audited financial statements to the non-GAAP financial data included above:

	Predecessor	Successor	Combined
	February 1, 2005	January 23, 2006
	to	to	Year ended
	January 22, 2006	January 31, 2006	January 31, 2006
			(non-GAAP)
(In thousands)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss),	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) from continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	4,037

Net earnings (loss)	11,281	$(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Cash Flow Data:
Net cash (used in) provided by continuing operations:
Operating activities	(43,914)	18,830	(25,084)
Investing activities	(11,759)	(277,803)	(289,562)
Financing activities	37,021	258,087	295,108
Other Continuing Operations Financial Data:
Depreciation and amortization	13,102	181	13,283
Capital expenditures	6,421	—	6,421
Additions to rental equipment	8,312	514	8,826
EBITDA	38,784	349	39,133

Risk Factors

Our business, operations and financial conditions are subject to various risks. Our material risks that are currently known to management are described below and you should take these risks into account before participating in the exchange offer, in evaluating us or any investment decision involving us. This section may not describe all risks associated with us, our industry or our business, and it is intended only as a summary of the material risk factors.

Risks Related to the Notes

Our level of indebtedness could negatively affect our financial condition, adversely affect our ability to raise additional capital to fund our operations and harm our ability to react to changes to our business.

At January 31, 2007, we had approximately $204.5 million of indebtedness, consisting of $51.8 million outstanding under our revolving credit facility, $150.0 million of our notes and $2.7 million of other notes payable. For the year ended January 31, 2007, our ratio of EBITDA to cash interest expense was 4.6x. We incurred additional indebtedness under our revolving credit facility to finance the Crown Acquisition and at March 2, 2007 the total amount outstanding under our revolving credit facility was $117.8 million. We may make additional borrowings under the revolving credit facility, which provides for maximum borrowings of $250.0 million (expandable, subject to certain conditions and commitments, to $325.0 million), at any time. Borrowings under our revolving credit facility accrue interest at a floating rate and, accordingly, an increase in interest rates would result in a corresponding increase in our debt servicing requirements. Subject to restrictions in the Indenture governing our senior notes and our senior credit facility, we may also incur additional indebtedness.

Our indebtedness could have important consequences to you, including the following:

•	our use of a substantial portion of our cash flow from operations to pay interest on our indebtedness will reduce the funds available to us for operations and other purposes;

•	our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or general corporate purposes may be impaired;

•	our ability to fund a change of control offer may be limited;

•	our indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our indebtedness makes us more vulnerable to economic downturns and adverse developments in our business; and

•	the holders of any indebtedness that ranks equally with the notes will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution, or other winding up of us.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes.

We expect to use cash flow from operations to pay our expenses and amounts due under outstanding indebtedness, including the notes. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control.

Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, including the notes, or to fund other liquidity needs. If we do not have enough money to service our indebtedness, we may be required to refinance all or part of our then-existing debt (including the notes), sell assets, reduce or delay planned capital expenditures, including planned capital expenditures for our rental business, or borrow more money. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our senior credit facility and the Indenture, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or, if necessary, to achieve any of these alternatives could materially and adversely affect the value of the notes and our ability to pay the amounts due under the notes.

Moreover, certain of our borrowings, primarily borrowings under our senior credit facility are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. At March 2, 2007, we had $117.8 million outstanding under our senior credit facility, all of which was floating rate revolving credit borrowings. See “Description of Other Indebtedness.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the notes. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including the senior credit facility or the Indenture that governs the notes. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The senior credit facility and the Indenture that governs the notes will restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of Notes.”

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

Our senior credit facility and the Indenture governing our notes impose significant operating and financial restrictions which may prevent us from pursuing our business strategies or favorable business opportunities.

Our senior credit facility and the Indenture governing our notes impose significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur or assume indebtedness, or provide guarantees in respect of obligations of other persons;

•	purchase, redeem or repay subordinated indebtedness prior to stated maturities;

•	pay dividends on or redeem or repurchase our stock or make other distributions;

•	issue redeemable stock and preferred stock;

•	make loans, investments or acquisitions;

•	incur liens;

•	engage in sale/leaseback transactions;

•	restrict dividends, distributions, loans or other payments or asset transfers from our subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of our subsidiaries;

•	enter into certain transactions with affiliates;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person;

•	enter into new lines of business; and

•	otherwise conduct necessary corporate activities.

Our senior credit facility also requires us to comply with customary financial covenants including, to the extent applicable, maintaining a minimum fixed charge coverage ratio of at least 1.1 to 1.0.

A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under our senior credit facility or our notes. If any such default occurs, the lenders under our senior credit facility and the holders of our notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior credit facility also have the right in these circumstances to terminate any commitments they have to provide further financings.

Your right to receive payments on the notes is effectively junior in right of payment to all existing and future secured indebtedness of ours or the guarantors up to the value of the collateral securing such indebtedness and to indebtedness of our non-guarantor subsidiaries.

Our senior credit facility is secured by substantially all of our and our subsidiary guarantors’ tangible and intangible assets, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, cash and proceeds of such assets. The notes are effectively junior to all existing and future secured indebtedness of ours or the guarantors up to the value of such collateral. As of January 31, 2007, the notes and the related guarantees effectively ranked junior to $51.8 million of indebtedness under our senior credit facility, $2.0 million under the floor plan financing indebtedness of our unrestricted subsidiary, $0.7 million of indebtedness of our foreign subsidiaries. In connection with the Crown Acquisition, on February 26, 2007, we incurred additional indebtedness under our revolving credit facility, and at March 2, 2007 the total outstanding balance of $117.8 million. We may incur up to an aggregate of $250.0 million under our revolving credit facility. Although the Indenture contains restrictions on our ability and the ability of our restricted subsidiaries to create or incur liens to secure indebtedness, these restrictions are subject to important limitations and exceptions that permit us to secure a substantial amount of additional indebtedness.

Accordingly, in the event of a bankruptcy, liquidation or reorganization affecting us or any of the guarantors, your rights to receive payment will be effectively subordinated to those of secured creditors up to the value of the collateral securing such indebtedness and you will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors.

A court could avoid or cancel the guarantees of the notes under fraudulent conveyance laws or certain other circumstances.

If any subsidiary guarantor becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, then under federal or state fraudulent conveyance laws a court in the relevant jurisdiction might avoid or cancel such subsidiary guarantor’s guarantee of the notes. The court might do so if it found that, when such subsidiary guarantor provided its guarantee, it received less than reasonably equivalent value or fair consideration for such guarantee and either:

•	was insolvent or was rendered insolvent by reason of such guarantee;

•	was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured (as all of the foregoing terms are defined in or interpreted under the fraudulent transfer or conveyance statutes); or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied).

The court might also avoid a guarantee, without regard to the above factors, if it found that the guarantor provided its guarantee with actual intent to hinder, delay or defraud its current or future creditors.

In the U.S., a court likely would find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration in exchange for its guarantee if the value received by such guarantor were found to be disproportionately small when compared with its obligations under such guarantee or, put differently, it did not benefit, directly or indirectly, from the issuance of the notes. If a court avoided a guarantee, you would no longer have a claim against the guarantor or against any of its assets securing the guarantee. In addition, the court might direct noteholders to repay any amounts already received from the guarantor or from the proceeds of a foreclosure on any of its assets. If the court were to avoid any guarantee, sufficient funds may not be available to pay the notes from another subsidiary guarantor or from any other source.

Each guarantee will provide that the liability of each subsidiary guarantor thereunder is limited to the maximum amount as will result in the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, may result in the guarantees not being sufficient, if necessary, to pay obligations under the notes when due.

The notes are structurally subordinated to all obligations of our non-guarantor subsidiaries.

The subsidiary guarantors generally include only our domestic restricted subsidiaries. The notes are not guaranteed by our foreign subsidiaries or Stewart & Stevenson Truck Holdings LLC, our only domestic unrestricted subsidiary. As a result, the notes are structurally subordinated to all indebtedness and other obligations, including trade payables, of our existing and future non-guarantor subsidiaries. The effect of this subordination is that, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving a non-guarantor subsidiary, the assets of that subsidiary cannot be used to pay noteholders until after all other claims against that subsidiary, including trade payables, whether secured or unsecured, have been fully paid. In addition, holders of minority equity interests in non-guarantor subsidiaries may receive distributions prior to or pro rata with us depending on the terms of the equity interests.

The historical financial data included in this prospectus include our non-guarantor subsidiaries. For the year ended January 31, 2007, the net sales of our non-guarantor subsidiaries represented 5.3% of total sales and 2.3% of our operating profit on a consolidated basis. As of January 31, 2007, the total assets of our non-guarantor subsidiaries collectively represented 4.8% of total assets and had approximately $9.7 million of outstanding total liabilities, including trade payables, but excluding intercompany liabilities, all of which are structurally senior to the notes.

In addition, the Indenture governing the notes, subject to certain limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of a change of control, as defined in the Indenture governing the notes, we will be required to offer to purchase the notes at a price equal to 101% of the principal amount thereof, together with any accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes — Change of control.”

If a change of control offer is made, we may not have available funds sufficient to pay the change of control purchase price for any or all of the notes that might be delivered by holders of the notes seeking to accept the change of control offer. If we are required to purchase notes pursuant to a change of control offer, we would be required to seek third-party financing to the extent we do not have available funds to meet our purchase obligations. We may not be able to obtain such financing on terms acceptable to us or at all. Accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the holders of the notes the rights described in “Description of Notes — Event of default,” as well as trigger a cross-default under our senior credit facility.

In addition, the events that constitute a change of control under the Indenture will also be events of default under our senior credit facility. These events may permit the lenders under our senior credit facility to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in our specified assets, thereby limiting our ability to raise cash to purchase the notes and reducing the practical benefit of the offer to purchase provisions to the holders of the notes. Any of our future debt agreements may contain similar provisions.

Furthermore, the change of control provisions in the Indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the Indenture that would trigger our obligation to repurchase the notes. If an event occurs that does not constitute a “Change of Control” as defined in the Indenture, we will not be required to make an offer to repurchase the notes. See “Description of Other Indebtedness” and “Description of Notes — Change of Control.”

We are a holding company and will depend upon the earnings of our subsidiaries to make payments on the notes.

Stewart & Stevenson LLC is a holding company and we conduct substantially all of our operations through our subsidiaries. In addition, Stewart & Stevenson Funding Corp. was formed solely to act as the co-issuer of the notes, has only nominal assets and does not currently conduct any operations. All of our operating income is generated by our operating subsidiaries. Our ability to satisfy our obligations under the notes is therefore dependent upon our operating subsidiaries’ results of operations. In the event Stewart & Stevenson LLC is converted to Stewart & Stevenson Inc. in connection with the proposed initial public offering, the Indenture allows us to eliminate Stewart & Stevenson Funding Corp. as a co-issuer.

We must rely on dividends and other advances and transfers of funds from our subsidiaries and earnings from our investments in cash and marketable securities to provide the funds necessary to meet our debt service obligations, including payment of principal and interest on the notes. Although we are the sole or majority stockholder or member of each of our operating subsidiaries and, therefore, able to control their respective declarations of dividends, applicable laws, including those restricting the payment of dividends, the repatriation of earnings and other monetary transfers, may prevent our operating subsidiaries from being able to pay such dividends. In addition, such payments may be restricted by claims against our subsidiaries by their creditors, including suppliers, vendors, lessors and employees, and by any applicable bankruptcy, reorganization or similar laws applicable to our operating subsidiaries. Our only significant assets are our investments in the capital stock and ownership interests of our operating subsidiaries, which have been pledged as collateral under our senior credit facility. In the event we are unable to pay principal or interest on the notes, the ability of the holders of the notes to proceed against the capital stock or ownership interests of our operating subsidiaries would be subject to the prior satisfaction in full of all amounts owing under our senior credit facility.

Risks Related to Our Business

Periodic economic and industry downturns may adversely impact our operating results.

Our equipment sales business and, to a lesser extent, our aftermarket parts and service business, depend primarily on the level of activity in the oil and gas industry. The oil and gas industry traditionally has been volatile and is highly sensitive to supply and demand cycles and influenced by a combination of long-term and cyclical trends including:

•	oil and gas prices and industry perceptions of future price levels;

•	the cost of exploring for, producing and delivering oil and gas; and

•	the ability of oil and gas companies to generate capital for investment proposes.

Our customers in the oil and gas industry historically have tended to delay capital equipment projects, including maintenance and upgrades, during industry downturns. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent decreases of selling prices. The likelihood that the financial condition of any of our customers could decline also increases during an industry downturn. Upon the financial failure of a customer, in addition to the loss of revenue and outstanding accounts receivable associated with that customer, we could experience a loss associated with work-in-progress related to orders from the customer.

In the United States, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past and may in the future, adversely affect our business.

We are unable to predict future oil and gas prices or the level of oil and gas industry activity. Oil and natural gas prices have declined significantly from the all-time high levels attained in mid-2006 and a prolonged low level of activity in the oil and gas industry now or in the future would adversely affect the demand for our products and services and our business, financial condition and results of operations.

We face intense competition in each of our lines of business.

We encounter competition in all areas of our business. The principal factors on which we compete include performance, quality, customer service, timely delivery of products, product lead times, global reach and presence, brand reputation, breadth of product line, quality of aftermarket service and support and price. In addition, our customers increasingly demand more technologically-advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products and associated services successfully. To remain competitive, we must invest continuously in the education of our workforce, manufacturing capabilities and efficiencies, marketing, client service and support, distribution networks and research and development.

In the equipment sales business, where we experience our greatest levels of competition, we compete with a number of large, well-known OEMs, manufacturers and distributors that, in some cases, have greater financial and human resources, as well as broader geographical presence, than us.

In our aftermarket parts and service business, we compete with regional and local non-genuine parts and service providers, our customers’ in-house service providers, non-OEM and remanufactured parts and service providers and, for certain product offerings, other factory-authorized providers.

In our rental business, we compete against large, well-recognized companies. Maintaining a rental fleet requires significant investment from year-to-year. If our access to capital is substantially limited due to contractual restrictions or otherwise or if capital becomes more costly, we may not be able to make the investments necessary to remain competitive.

Our international sales and aftermarket parts and service operations are subject to factors that could have an adverse effect on our business, financial condition and results of operations.

We have significant sales to customers outside the United States and also maintain aftermarket parts and service operations outside the United States. In addition, one of our key strategies is to expand our international sales and operations. For Fiscal 2006, we derived approximately 12% of our revenues from sales of products and services to customers outside the United States.

Our international sales and aftermarket parts and service activities are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations, which include, but are not limited to:

•	the effect of exchange rates on purchasing decisions and power of our foreign customers; and

•	government regulation and the imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, including those pertaining to import duties and quotas, taxes, trade and employment restrictions.

If we successfully grow our international operations, our exposure to these and other risks will increase. For example, to the extent we make significant investments in foreign facilities or otherwise expand our overseas presence, or depart from our current practice and receive equipment sales revenues in currencies other than U.S. dollars, the risk that our assets and our income could be adversely affected by fluctuations in the value of local currencies will increase.

The occurrence of any of the foregoing factors may have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our customers and the end-users of our equipment operate in international jurisdictions and so are subject to the foregoing risks as well as other risks associated with international operations. The occurrence of any of these factors may have a material adverse impact on the business and operations of our customers and end-users, which in turn may have a material adverse effect on us.

If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service businesses may suffer.

We currently depend on a limited number of suppliers for certain important components for our products, which include diesel engines, transmissions, fluid pumps and material handling equipment. Our purchases from some of these suppliers are not made pursuant to long-term contracts and our arrangements with these suppliers may be terminated, in the case of certain arrangements, upon certain notifications and, otherwise, upon the occurrence of certain events, many of which may be beyond our control. The loss of any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant portion of the equipment that we sell is manufactured by, or incorporates components manufactured by, our seven key OEMs:

•	Detroit Diesel Corporation,

•	MTU Friedrichshafen,

•	Allison Transmission, General Motors Corporation,

•	Electro-Motive Diesel, Inc.,

•	Hyster Company,

•	Waukesha Engine, Dresser Inc., and

•	Deutz Corporation.

In Fiscal 2006, 45% of our cost of goods sold was attributable to products purchased from these OEMs. In addition, in Fiscal 2006, a material portion of our revenues was attributable to (i) sales of equipment that included components manufactured by these suppliers and (ii) servicing and supplying parts for certain products provided by these OEMs, including parts and products that are components of the equipment we manufacture.

Our OEM supplier arrangements, which are currently effective for varying periods of time and are not exclusive, are subject to risks that include:

•	the nonrenewal or termination, or material change in the terms, of such supplier contracts;

•	the acquisition of one or more of our seven key OEMs by one of our competitors or another entity that could adversely affect our relationship;

•	the inability of our suppliers to provide us with sufficient quantities of equipment and parts to meet the demands of our customers; and

•	the appointment by our suppliers of additional providers in designated territories in which we are currently the only provider.

The occurrence of any of these could have a material adverse effect on our business, financial condition and results of operations. See “Business — Suppliers and Raw Materials.”

The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our insurance does not provide coverage for all risks, and we cannot assure you that it will be adequate to cover all claims that may arise. The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Moreover, there can be no assurance that any particular type of insurance coverage will continue to be available to us in the future, that we will not accept retention of additional risk through higher insurance deductibles or otherwise or that we will be able to continue to purchase our desired level of insurance coverage at commercially reasonable rates.

Because many of our products are complex and utilize many components, processes and techniques, undetected errors and design flaws may occur. Product defects result in higher product service, warranty and replacement costs and may cause damage to our customer relationships and industry reputation, all of which may negatively impact our results of operations.

The industries we serve are subject to inherent risks, including equipment defects, malfunctions, failures and natural disasters. These risks may expose our customers to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We also may become involved in litigation related to such matters. Any litigation arising from a catastrophic occurrence involving our equipment or services could result in large claims for damages. Any increase in the frequency or severity of such incidents or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from our customers or insurance. In addition to seeking compensation from us, customers who suffer losses as a result of the occurrence of such events may also reduce or terminate their business with us, which may further harm our results of operations.

Our success is dependent on our ability to attract and retain qualified employees.

There is significant demand in our industry for skilled technicians and other experienced qualified employees, including specialty servicing and material handling technicians, direct manufacturing labor and engineers. This demand is more pronounced in certain locations in which we operate where the demand for skilled workers is high. The delivery of our products and services requires personnel with specialized skills and expertise and increased activity in the oil and gas industry has increased the demand for qualified personnel. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our customers are generally quoted a fixed price for the equipment that we sell, which exposes us to the risk of cost overruns if we do not accurately estimate the costs associated with the product.

Most of our equipment sales contracts are “fixed-price” contracts where the original price may be set at an early stage of the process. The terms of these contracts require us to guarantee the price of products and services we provide and to assume the risk that the costs to provide such products and services will be greater than anticipated. The profitability of these contracts is therefore dependent on the ability to reasonably predict the costs associated with performing the contracts. These costs may be affected by a variety of factors, some of which are beyond our control. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our profitability and could have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to adverse weather conditions affecting the Gulf Coast.

Certain areas in and near the Gulf Coast experience hurricanes and other extreme weather conditions on a relatively frequent basis. Our headquarters, manufacturing and aftermarket parts and service facilities in Houston are susceptible to significant damage and our New Orleans and other Gulf Coast facilities are subject to significant damage or total loss by these storms. Damage caused by high winds and floodwater could potentially cause us to curtail operations at these facilities for a significant period of time until damage can be assessed and repaired. Moreover, even if we do not experience direct damage from any of these storms, we may experience disruptions in our operations because customers may curtail their activities due to damage to their facilities in and near the Gulf of Mexico.

Due to the losses as a consequence of the hurricanes that affected the Gulf Coast in 2004 and 2005 and that may occur again in the future, we may not be able to obtain future insurance coverage comparable with that of prior years, thus putting us at a greater risk of loss due to severe weather conditions. Our premiums for hurricane insurance have increased since then and future hurricanes in the region, particularly those of comparable magnitude, may increase costs and deductibles further, or limit maximum aggregate recoveries under available policies. Any significant uninsured losses could have a material adverse effect on our business, financial condition and results of operations.

We may continue to expand through acquisitions of other companies, which may divert our management’s attention, may result in dilution to our stockholders and may consume resources that are necessary to sustain our business. We may not be able to successfully integrate acquired businesses with our business and we may not realize the anticipated benefits of such acquisitions.

Acquiring complimentary businesses from third parties is an important part of our growth strategy. Our acquisition strategy depends on the availability of suitable acquisition candidates at reasonable prices. This strategy also depends on our ability to resolve challenges associated with integrating acquired businesses, including the recent Crown Acquisition, into our existing business. These challenges include:

•	integration of product lines, sales forces, customer lists and manufacturing facilities;

•	development of expertise outside our existing business;

•	diversion of management time and resources;

•	harm to our existing business relationships;

•	the potential loss of key employees of the acquired business; and

•	possible divestitures, inventory write-offs and other charges.

We cannot be certain that we will find suitable acquisition candidates or that we will be able to meet these challenges successfully.

An acquisition could absorb substantial cash resources, require us to incur or assume debt obligations, or issue additional common or preferred equity. Restrictions in the agreements governing our indebtedness may prohibit us from obtaining additional financing and if we are not able to obtain financing, we may not be in a position to consummate acquisitions.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurances that these transactions, once undertaken and announced, will close.

In addition, the combined entity may have lower revenues or higher expenses and therefore may not achieve the results that we anticipated at the time of the acquisition. Acquired entities also may be highly leveraged, dilutive to our earnings per share or may have unknown liabilities.

Our operations and our customers’ operations are subject to a variety of environmental, health and safety laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are subject to federal, state, local, foreign and provincial laws and regulations relating to the protection of the environment and of human health and safety, including laws and regulations governing the investigation and clean up of contaminated properties, as well as air emissions, water discharges, waste management and disposal. These laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture and service our products. In addition, environmental laws and regulations could limit our customers’ activities in the oil and gas sector and subsequently the demand for our products.

Environmental laws and regulations may provide for “strict liability” for damages to the environment or natural resources or threats to public health and safety, rendering a party liable without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, temporary or permanent shutdown of certain operations, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for the investigation or remediation of spills and releases of hazardous substances, rendering a party potentially responsible for more than its fair share of, or the entire, liability. In addition, we may become subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Pursuant to certain environmental laws and regulations, we may become subject to liability (including with respect to off-site disposal matters or formerly owned or operated facilities) for the conduct of or conditions caused by others, or for our own acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines, expenditures or other requirements that could have a material adverse effect on our business.

We invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to do so in the future. We cannot determine the future cost of compliance or the impact of environmental regulation on our future operations. The modification of, or changes in the enforcement of, existing laws or regulations, or the adoption of new laws or regulations imposing more stringent environmental restrictions, could have a material adverse effect on our business, financial condition and results of operations.

Our businesses are subject to a variety of other regulatory restrictions, such as those governing workplace safety and health. The failure to comply with these rules may result in civil penalties and criminal prosecution. Further, laws and regulations in this and other areas are complex and change frequently. Changes in laws or regulations, or their enforcement or interpretation, could subject us to material costs. We cannot determine the extent to which our future operations and earnings may be so affected.

Failure to maintain key licenses could have a material impact on our operations.

The part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses. These licenses are subject to annual renewal. Recent regulatory interpretations by and discussions with the Motor Vehicle Division of the Texas Department of Transportation require that we separate, in Texas, the dealer and distributor functions of this part of our business. We have agreed with the Motor Vehicle Division that we will not be a dealer or distributor and that none of our subsidiaries will be both a dealer and a distributor of these products in Texas. Our licenses have not been renewed pending the review and approval of our recently submitted revised, conforming applications. We have received written confirmation from the Motor Vehicle Division indicating that no enforcement or other action will be taken against us pending final action to deny issuance of the dealer and distributor licenses applied for in our revised applications. More generally, while these licenses have historically been renewed on a regular basis, there can be no assurance that any particular license will be renewed in the future. The termination of, or failure to renew, licenses could have a material adverse effect on our financial position, results of operations and cash flows.

Our historical financial information may not be comparable to future periods and some of it has not been audited.

The historical financial information included in this prospectus may not necessarily reflect our results of operations that would have occurred if we had been a separate, independent entity during the periods presented. Furthermore, our historical results of operations may not be comparable to our future results of operations. This is primarily a result of the following factors:

•	Prior to the SSSI Acquisition, our business operations were conducted as part of SSSI and the preparation of the financial statements presented in this prospectus involved making certain assumptions in order to reflect the SSSI Acquired Business as a stand-alone entity. The carved-out presentation of these operating results are not necessarily reflective of the results we would actually have achieved had we operated on a stand-alone basis, nor are they necessarily indicative of our expected operating results in future periods.

•	During Fiscal 2003, following a change in senior management, the new management of SSSI performed a strategic review of all business segments and implemented a series of strategic actions aimed at improving each business’s return on invested shareholder capital. As a result of these strategic actions and the settlement of certain pending litigation, SSSI recorded $15.8 million in charges during Fiscal 2003 that are reflected in our Fiscal 2003 financial statements.

•	We currently conduct our operations through Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes are paid by the holders of our equity interests, and no U.S. federal or state income tax expense was recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the year ended January 31, 2007. However, in the event we consummate the proposed initial public offering, we would convert Stewart & Stevenson LLC to Stewart & Stevenson Inc. and we would then be subject to U.S. federal and state income taxes.

In addition, the historical financial information included in this prospectus for the year ended January 31, 2003 has not been audited by an independent accountant.

We may be unable to adequately protect or enforce our own intellectual property rights or the value thereof, including our rights to use the “Stewart & Stevenson” trademarks, which could have a material adverse effect on our business.

The protection of our patents, trademarks, service marks, copyrights, trade secrets, domain names and other intellectual property rights, including know-how, confidential or proprietary technical and business information, is important to our businesses. In particular, our rights to the “Stewart & Stevenson” trademark and logo are important to our sales and marketing efforts.

To protect our intellectual property, including our know-how and other proprietary information, we rely on a combination of copyright, patent, trademark, domain name, trade secret and unfair competition laws, along with confidentiality procedures, contractual provisions and other similar measures. We obtained from Stewart & Stevenson Services, Inc. an exclusive world-wide royalty-free irrevocable license to use, pursuant to the terms of the license, the Stewart & Stevenson trademark and logo, and we have registrations for some of our trademarks in certain countries, such as the United States. Nevertheless, protection for intellectual property rights is territorial and protection may not be available or enforceable in every country in which our intellectual property and technology is used. Accordingly, we cannot ensure our ability to use, on an exclusive basis or otherwise, without risk, our intellectual property, including the “Stewart & Stevenson” trademark and logo, particularly in countries where we, or our licensors, do not have trademark registrations, patents for our technology or copyright protection. The risks include, among others, potentially being sued for infringement or other violations, paying related damage awards or other fees and costs or having to redesign or cease use of our intellectual property in a country where a third party has previously established rights in such intellectual property.

With respect to intellectual property for which we or our licensors currently have protection, there is also the risk that:

•	the patents, copyrights, trademarks, domain names, intellectual property licenses and other intellectual property held by, used and/or licensed to us, may be challenged, rejected or determined to be invalid; and

•	the confidentiality procedures we have in place for maintaining trade secrets and other proprietary information are not properly followed which may result in the loss of such rights.

Policing and enforcing our intellectual property rights, protecting our trade secrets and other know-how, and determining the validity and scope of our intellectual property and related rights, is essential, but requires significant resources, particularly if litigation is necessary. Potential litigation could divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements. Moreover, the value of our intellectual property rights may be impaired without infringement occurring. For example, if other entities that have rights to use the “Stewart and Stevenson” trademark and logo engage in activities that generate adverse publicity or otherwise harm the value of the Stewart & Stevenson brand, we may be adversely affected even though those activities may be unrelated to our businesses and we have no control over them.

The interests of the controlling holder of our common equity may not be aligned with your interests as noteholders.

Mr. Hushang Ansary, our Chairman of the Board of Directors, indirectly owns, and will continue to own after the consummation of our proposed initial public offering, a majority of our common equity. As a result, Mr. Ansary is in a position to control our affairs, policies and decisions to enter into any transaction. In this context, circumstances may occur in which the interests of Mr. Ansary as an equity owner may conflict with the interests of holders of the notes. In addition, Mr. Ansary may have an interest in pursuing acquisitions, divestitures or other transactions that could enhance his equity investment in us, even though such transactions might involve risks to holders of the notes.

In addition, it is currently expected that, upon the consummation of our proposed initial public offering, Mr. Ansary will hold a class of common equity that will be entitled to ten votes per share, while the other class of our common equity will be entitled to one vote per share. While Mr. Ansary’s common equity interests will revert to one vote per share if transferred to a third party or upon Mr. Ansary’s death, Mr. Ansary’s common equity would retain such voting power if transferred to entities controlled by Mr. Ansary. Because of the voting rights that would be attendant to Mr. Ansary’s common equity, Mr. Ansary could transfer a substantial portion of his beneficial equity interest to a third party and continue to exercise control over our affairs.

In the event we consummate our proposed initial public offering, we expect to rely on the “controlled company” status within the meaning of the listing requirements for the New York Stock Exchange and, as a result, will qualify for, and we intend to elect to rely on, exemptions from certain corporate governance requirements.

Because Mr. Ansary owns and, following the consummation of our proposed initial public offering, will own a majority of our common stock, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and accordingly, we may elect not to comply with certain corporate governance requirements, including that a majority of our board of directors consist of independent directors; that nominations for our board of directors, or recommendations to our board for such nominations, be made by our independent directors or a nominating and corporate governance committee that consists entirely of independent directors; and that compensation of our executive officers be determined, or recommended to the board for determination, by our independent directors or by a compensation committee that consists entirely of independent directors.

In the event we consummate our proposed initial public offering, we will elect to utilize these exemptions. As a result, our charter and bylaws will not require us to have a majority of independent directors nor will they require us to maintain a nominating and corporate governance committee or a compensation committee.

Risks Related to the Exchange Offer

If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to significant restrictions on transfer, and may be subject to a limited trading market and a significant diminution in value.

If you do not exchange your outstanding notes for the exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your outstanding notes. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or exempt. To the extent other outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the remaining outstanding notes would be adversely affected and there could be a significant diminution in the value of the outstanding notes as compared to the value of the exchange notes.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes are a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems and no active market for the exchange notes is currently anticipated. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. Therefore, we cannot assure you that you will be able to sell your exchange notes at a particular time or the price that you receive when you sell will be favorable.

If you participate in the exchange offer for the purpose of participating in a distribution of the exchange notes you could be deemed an underwriter under the Securities Act and be required to deliver a prospectus when you resell the exchange notes.

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed an underwriter under the Securities Act. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are deemed to be an underwriter and do not comply with these prospectus delivery requirements, you may be subject to civil penalties.

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your outstanding notes will continue to be subject to existing transfer restrictions, and you may not be able to sell your outstanding notes.

We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. You will receive exchange notes in exchange for your outstanding notes only if, before the expiration date, you deliver all of the following to the exchange agent:

•	certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at the Depository Trust Company, or DTC;

•	the letter of transmittal, properly completed and duly executed by you, together with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

You should allow sufficient time to ensure that the exchange agent receives all required documents before the exchange offer expires. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange.

Special Note Regarding Forward-Looking Statements

This prospectus includes statements that are, or may deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and some of which are beyond our control. We believe that these risks and uncertainties include:

•	our level of indebtedness;

•	periodic economic and industry downturns affecting the oil and gas industry;

•	competitive pressures in the industries we serve;

•	factors affecting our international sales and operations;

•	the potential loss of a key OEM supplier;

•	the occurrence of events not covered by insurance;

•	our ability to attract and retain qualified employees;

•	our failure to accurately estimate costs associated with products produced under fixed-price contracts;

•	our susceptibility to adverse weather conditions affecting the Gulf Coast;

•	unforeseen difficulties relating to the Crown Acquisition and other acquisitions;

•	the impact of governmental laws and regulations, including environmental laws and regulations;

•	our failure to maintain key licenses;

•	our ability to protect our intellectual property; and

•	the other factors described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read with the other cautionary statements in the prospectus.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, liquidity and growth, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which we make in this prospectus speak only as of the date of such statement, and, except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Market and Industry Data

This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. As noted in this prospectus, Ward’s Automotive, the American Trucking Association, the Energy Information Administration, the Industrial Truck Association and Spears & Associates, Inc. were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. While we have no reason to believe this information is not accurate or unreliable, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, estimates included in such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

The Exchange Offer

Purpose of the Exchange Offer

In connection with the offer and sale of the outstanding notes, we and the guarantors entered into a registration rights agreement with the initial purchasers of the outstanding notes. We are making the exchange offer to satisfy our obligations under the registration rights agreement.

Terms of the Exchange

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, exchange notes for an equal principal amount of outstanding notes. The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for transfer restrictions, registration rights and special interest rate provisions relating to the outstanding notes that will not apply to the exchange notes. The exchange notes will be entitled to the benefits of the Indenture. See “Description of Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered or accepted for exchange. As of the date of this prospectus, $150,000,000 million aggregate principal amount of the outstanding 10% Senior Notes due 2014 were outstanding. Outstanding notes tendered in the exchange offer must be in denominations of a minimum principal amount of $1,000 or any integral multiples of $1,000.

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, holders of outstanding notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, who exchange their outstanding notes for exchange notes pursuant to the exchange offer generally may offer the exchange notes for resale, resell the exchange notes and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes as described in “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to our registration rights agreement, to file with the SEC the Exchange Offer Registration Statement on the appropriate form with respect to the exchange notes. If you do not exchange such outstanding notes for exchange notes pursuant to the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer contained in the legend.

If any holder of the outstanding notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes to be acquired in the exchange offer, the holder would not be able to rely on the applicable interpretations of the SEC and would be required to comply with the registration requirements of the Securities Act, except for resales made pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires on the expiration date, which is 5:00 p.m., New York City time, on May 2, 2007 unless we, in our sole discretion, extend the period during which the exchange offer is open.

We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to Wells Fargo Bank, National Association, the exchange agent, and by public announcement communicated by no later than 9:00 a.m. on the next business day following the previously scheduled expiration date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

The exchange date will be the second business day following the expiration date. We expressly reserve the right to:

•	terminate the exchange offer and not accept for exchange any outstanding notes for any reason, including if any of the events set forth below under “— Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

•	amend the terms of the exchange offer in any manner, whether before or after any tender of the outstanding notes.

If any termination or material amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the outstanding notes as promptly as practicable.

Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the tendered outstanding notes promptly after the expiration date, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered, not withdrawn and accepted for exchange. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after expiration or termination of the exchange offer. See “— Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes.”

This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of outstanding notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of outstanding notes.

Procedures for Tendering Outstanding Notes

The tender of outstanding notes by you pursuant to any one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

General Procedures.  You may tender the notes by:

•	properly completing and signing the letter of transmittal or a facsimile and delivering the letter of transmittal together with:

•	the certificate or certificates representing the outstanding notes being tendered and any required signature guarantees, to the exchange agent at its address set forth in the letter of transmittal on or prior to the expiration date, or

•	a timely confirmation of a book-entry transfer of the outstanding notes being tendered, if the procedure is available, into the exchange agent’s account at the DTC, or DTC, for that purpose pursuant to the procedure for book-entry transfer described below, or

•	complying with the guaranteed delivery procedures described below.

If tendered outstanding notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange for those outstanding notes are to be issued, or if a new note representing any untendered outstanding notes is to be issued, in the name of the registered holder, the signature of the signer need not be guaranteed. In any other case, the tendered outstanding notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States or by a member firm of a national securities exchange or of the National Association of Securities Dealers, Inc. or by a member of a signature medallion program such as

“STAMP.” If the exchange notes and/or outstanding notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the outstanding notes, the signature on the letter of transmittal must be guaranteed by an eligible institution.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender outstanding notes should contact the holder promptly and instruct the holder to tender outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender the outstanding notes itself, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

A tender will be deemed to have been received as of the date when:

•	the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the outstanding notes is received by the exchange agent;

•	the tendering holder’s properly completed and duly signed letter of transmittal accompanied by a book-entry confirmation is received by the exchange agent; or

•	notice of guaranteed delivery or letter or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

Issuances of exchange notes in exchange for outstanding notes tendered pursuant to a notice of guaranteed delivery or letter or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal, the tendered outstanding notes, or book-entry confirmation, if applicable and any other required documents.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of outstanding notes will be determined by us, and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding.

The method of delivery of outstanding notes and all other documents is at the election and risk of the tendering holders, and delivery will be deemed made only when actually received and confirmed by the exchange agent. If the delivery is by mail, it is recommended that registered mail properly insured with return receipt requested be used and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for the holders.

Book-Entry Transfer.  The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the prospectus is mailed to holders, and any financial institution that is a participant in DTC may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

Guaranteed Delivery Procedures.  If you desire to tender outstanding notes pursuant to the exchange offer, but time will not permit a letter of transmittal, the outstanding notes or other required documents to reach the exchange agent on or before the expiration date, or if the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the exchange agent has received at its office a letter or facsimile transmission from an eligible institution setting forth the name and address of the tendering holder, the names in which the outstanding notes are registered, the principal amount of the outstanding notes being tendered and, if possible, the certificate numbers of the outstanding notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the expiration date, the outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal and any other required documents, will be delivered by the eligible institution to the exchange agent in accordance with the procedures outlined above. Unless outstanding notes being tendered by the above-described method are deposited with the exchange agent, including through a book-entry confirmation, within the time period set forth above and accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may, at our option, reject the tender. Additional copies of a notice of guaranteed delivery which may be used by eligible institutions for the purposes described in this paragraph are available from the exchange agent.

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

The transferring party tendering outstanding notes for exchange will be deemed to have exchanged, assigned and transferred the outstanding notes to us and irrevocably constituted and appointed the exchange agent as the transferor’s agent and attorney-in-fact to cause the outstanding notes to be assigned, transferred and exchanged. The transferor will be required to represent and warrant that it has full power and authority to tender, exchange, assign and transfer the outstanding notes and to acquire exchange notes issuable upon the exchange of the tendered outstanding notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, other than restrictions on transfer, charges and encumbrances and that the notes are not and will not be subject to any adverse claim. The transferor will be required to also agree that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes. The transferor will be required to agree that acceptance of any tendered outstanding notes by us and the issuance of exchange notes in exchange for tendered outstanding notes will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

By tendering outstanding notes and executing the letter of transmittal, the transferor certifies that:

•	it is not an affiliate of ours or our subsidiaries or, if the transferor is an affiliate of ours or our subsidiaries, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the holder;

•	the transferor has not entered into an arrangement or understanding with any other person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes;

•	the transferor is not a broker-dealer who purchased the outstanding notes for resale pursuant to an exemption under the Securities Act; and

•	the transferor will be able to trade the exchange notes acquired in the exchange offer without restriction under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Withdrawal Rights

Outstanding notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal not later than the close of business on the expiration date. Any notice of withdrawal must specify the person named in the letter of transmittal as having tendered outstanding notes to be withdrawn, the certificate numbers and principal amount of outstanding notes to be withdrawn, that the holder is withdrawing its election to have such outstanding notes exchanged and the name of the registered holder of the outstanding notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the outstanding notes being withdrawn. The exchange agent will return the properly withdrawn outstanding notes promptly following receipt of notice of withdrawal. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under “— Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of outstanding notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered outstanding notes when, and if we have given written notice to the exchange agent.

The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving exchange notes from us and causing the outstanding notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted outstanding notes will be made by the exchange agent on the exchange date. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described above, the outstanding notes will be credited to an account maintained by the holder with DTC for the outstanding notes, promptly after withdrawal, rejection of tender or termination of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to issue exchange notes in exchange for any properly tendered outstanding notes not previously accepted and may terminate the exchange offer, by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, to the Dow Jones News Service, or, at our option, modify or otherwise amend the exchange offer, if:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or of the SEC:

•	seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer,

•	assessing or seeking any damages as a result thereof, or

•	resulting in a material delay in our ability to accept for exchange or exchange some or all of the outstanding notes pursuant to the exchange offer; or

•	the exchange offer violates any applicable law or any applicable interpretation of the Staff of the SEC.

These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right that may be asserted at any time or from time to time. In addition, we reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the exchange offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any outstanding notes, if at such time, any stop order has been issued, or is threatened with respect to the registration statement of which this prospectus is a part, or with respect to the qualification of the Indenture under the Trust Indenture Act, as amended.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus, the letter of transmittal or a notice of guaranteed delivery, should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	Facsimile Transmission Number:	By Hand/Overnight Delivery:
Wells Fargo Bank, N.A. MAC # N9303-121 Corporate Trust Operations P.O. Box 1517 Minneapolis, MN 55480-1517	(For Eligible Institutions Only) (612) 667-4927	Wells Fargo Bank, N.A. Northstar East Building 12th Floor Corporate Trust Services 608 Second Avenue South Minneapolis, MN 55402

	To Confirm by Telephone or for: Information Call: (800) 344-5128	Attention: Corporate Trust Operations

Delivery of the letter of transmittal to an address other than as set forth above, or transmission of instructions via facsimile other than as set forth above, will not constitute a valid delivery.

The exchange agent also acts as trustee under the Indenture.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and we will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses. The expenses to be incurred in connection the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the exchange offer, will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding notes in any jurisdiction in which the making of the exchange offer or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the exchange offer in any jurisdiction. In any jurisdiction where its securities laws or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Appraisal Rights

You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Accounting Treatment

The exchange notes will be recorded at the carrying value of the outstanding notes as reflected on our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the exchange of exchange notes for outstanding notes. Expenses incurred in connection with the issuance of the exchange notes will be amortized over the term of the exchange notes.

Transfer Taxes

If you tender your outstanding notes, you will not be obligated to pay any transfer taxes in connection with the exchange offer unless you instruct us to register exchange notes in the name of, or request outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered holder, you will be responsible for the payment of any applicable transfer tax.

Income Tax Considerations

We advise you to consult your own tax advisers as to your particular circumstances and the effects of any state, local or foreign tax laws to which you may be subject. The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, regulations, rulings and judicial decisions, in each case as in effect on the date of this prospectus, all of which are subject to change.

The exchange of an outstanding note for an exchange note will not constitute a taxable exchange for U.S. federal income tax purposes. As a result, the exchange will not result in taxable income, gain or loss being recognized by you. Immediately after the exchange, you will have the same adjusted basis and holding period in each exchange note received as you had immediately prior to the exchange in the corresponding outstanding note surrendered. See “Material U.S. Federal Income Tax — Considerations of the Exchange Offer” for more information.

Consequences of Failure to Exchange

As consequence of the offer or sale of the outstanding notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of outstanding notes who do not exchange outstanding notes for exchange notes in the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes. In general, the outstanding notes may not be offered or sold unless such offers and sales are registered under the Securities Act, or exempt from, or not subject to, the Securities Act and applicable state securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of similar restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

Ratio of Earnings to Fixed Charges

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. Earnings included in the calculation of this ratio consists of pre-tax earnings from continuing operations, adjusted for fixed charges. Fixed charges included in the calculation of this ratio consist of cash interest paid and amortization of capitalized expenses related to indebtedness.

	Predecessor
Year Ended January 31,
	2006
2007	(Combined)	2005	2004	2003
	(Non-GAAP)

3.0x	23.4x	8.3x	*	*

*	Earnings for Fiscal 2004 and 2003 were inadequate to cover fixed charges in those periods by $46.0 million and $10.1 million, respectively.

Use of Proceeds

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal principal amount of outstanding notes. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and marked as cancelled and cannot be reissued.

Capitalization

The table below shows our cash, cash equivalents and capitalization as of January 31, 2007. You should read the table in conjunction with the information set forth under “Use of Proceeds,” “Selected Historical Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes included elsewhere in this prospectus.

As of January 31,
2007
Actual

(in thousands)
Cash and cash equivalents	$5,852
Long-term debt:
Revolving credit facility(1)	$51,786
Senior Notes	150,000

Total Long-Term Debt	201,786
Notes Payable	2,688

Total Debt	204,474
Shareholders’ Equity
Common Units ($1,000 par value) 6,667 units issued and outstanding	73,669
Accumulated Other Comprehensive Gain	125
Retained Earnings	21,078

Total Shareholders’ Equity	94,872

Total Capitalization	$305,198

(1)	Our revolving credit facility provides for up to $250.0 million of borrowings. As of March 2, 2007, we had approximately $117.8 million drawn under our revolving credit facility.

Selected Historical Condensed Consolidated Financial Data

The following table sets forth our selected historical consolidated financial data as of and for the five years ended January 31, 2003, 2004, 2005, 2006, and 2007. The selected historical consolidated financial data as of and for each of the years ended January 31, 2005, 2006 and 2007 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the year ended January 31, 2006 has been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. The selected historical consolidated financial data for the year ended January 31, 2004 were derived from our audited financial statements not included in this prospectus. The selected unaudited historical consolidated financial data as of and for the year ended January 31, 2003 were derived from unaudited carve-outs of the acquired businesses from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. You should read this information in conjunction with the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended January 31,
	Predecessor			Combined
	2003	2004	2005	2006(2)	2007
	(unaudited)			(non-GAAP)

(In thousands)
Statement of operations data:
Sales	$494,764	$498,118	$548,476	$690,673	$942,148
Cost of sales	429,175	448,602	462,516	582,750	774,060

Gross profit	65,589	49,516	85,960	107,923	168,088
Selling and administrative expenses	76,974	96,573	81,691	84,500	108,005
Other income, net	(529)	(204)	(2,749)	(2,427)	(1,900)

Operating profit (loss)	(10,856)	(46,853)	7,018	25,850	61,983
Interest expense, net	184	341	155	439	19,756

Earnings (loss) from continuing operations before income taxes	(11,040)	(47,194)	6,863	25,411	42,227
Income tax expense (benefit)(1)	(3,374)	(19,916)	542	10,255	742

Net earnings (loss) from continuing operations	(7,666)	(27,278)	6,321	15,156	41,485
Earnings (loss) from discontinued operations net of tax	(4,340)	(6,985)	(559)	(4,037)	—

Net earnings (loss)	(12,006)	(34,263)	5,762	11,119	41,485
Preferred dividends	—	—	—	(128)	(4,017)

Net earnings (loss) available for common unit holders	$(12,006)	$(34,263)	$5,762	$10,991	$37,468

Balance Sheet Data (end of period):
Working capital	$161,517	$211,031	$170,109	$190,130	$214,718
Cash & cash equivalents	4,528	1,670	1,838	1,093	5,852
Property, plant and equipment, net	81,037	66,616	61,907	45,858	61,303
Total assets	293,213	332,646	296,974	395,822	456,801
Total debt	1,454	1,932	1,671	194,525	204,474
Total shareholders’ equity	289,675	282,699	237,274	69,814	94,872

(1)	For the period from January 23, 2006 to January 31, 2007, we conducted our operations though Stewart & Stevenson LLC, a limited liability company and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the year ended January 31, 2007. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items.

(2)	The statement of operations data for the year ended January 31, 2006 is a non-GAAP financial measurement. The data for the year ended January 31, 2006 has been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. We have included the combined financial data for Fiscal 2005 because we believe that a full year measurement for Fiscal 2005 is more useful to investors to analyze the company’s operating results. The following table provides a reconciliation of the audited financial statements to the non-GAAP financial data included above:

	Predecessor	Successor	Combined
	February 1, 2005	January 23, 2006	Year Ended
	to	to	January 31,
	January 22, 2006	January 31, 2006	2006
			(Non-GAAP)
	(In thousands)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss)	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	(4,037)

Net earnings (loss)	11,281	(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion should be read in conjunction with “Selected Historical Condensed Consolidated Financial Data” and our consolidated financial statements and related notes thereto included in this prospectus. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, our actual results may differ from those expressed or implied by the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We have experienced significant growth in recent years, primarily as a result of increasing demand for our products and services as well as the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities. As of January 31, 2007, our equipment order backlog was $533.4 million compared to $309.5 million as of January 31, 2006, an increase of 72%. In Fiscal 2006, we generated revenues of $942.1 million, operating profit of $62.0 million and EBITDA of $79.2 million, compared with revenues of $690.7 million, operating profit of $25.9 million and EBITDA of $39.1 million in Fiscal 2005, representing an increase of 36%, 140% and 102%, respectively. For a definition of EBITDA and a reconciliation of EBITDA to net earnings from continuing operations, see “Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Other Data.”

Sales of our equipment is significantly driven by the capital spending programs of our customers. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers in recent years. Increasing demand for natural gas in the United States and the correlating increase in unconventional natural gas production requires utilization of technologically-advanced well stimulation equipment of the nature that we provide. Although commodity price fluctuations may impact the level of oil and gas exploration activity in the long term, we believe the capital spending programs of our customers at this time continue to be strong. A decrease in the capital spending programs of our customers would adversely impact our equipment sales and to a lesser extent our aftermarket parts and service and rental sales.

Many of the non-energy industries we serve have also been experiencing significant growth, particularly the commercial vehicle and material handling industries and we believe they will provide us with significant opportunities to continue to grow our business. Approximately 40% of our revenues in each of Fiscal 2005 and Fiscal 2006 came from a large number of customers in a wide range of industries outside of the oil and gas industry.

Our aftermarket parts and service segment, which serves customers in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries, generated approximately 35% of our revenues during the Fiscal 2005. We provide aftermarket parts and service for equipment manufactured by approximately 100 manufacturers, including products manufactured by us and our seven key OEMs, and our aftermarket business provides us with a very stable and recurring revenue stream.

While we believe the opportunities to grow our business are significant, there are also challenges and uncertainties we face in executing our business plans. In the current environment of strong demand for products and services of the type we provide, our ability to procure certain components on a timely basis to meet the delivery needs of our customers is a concern. Although a substantial portion of the products we sell include components provided by our seven key OEM’s with whom we have long standing relationships, because of the current levels of high demand for the components we require, we on occasion need to rely upon alternative sources of supply. Our ability to satisfy the delivery requirements of a customer on a timely basis is critical to our success.

Although we have the benefit of a highly trained and experienced workforce, we believe that attracting and retaining high quality and experienced personnel is a significant challenge in today’s competitive environment, particularly in oil and gas related activities. Accordingly, we place particular emphasis on career development programs that aim to make improvements in the retention of employees, including senior and middle management.

We believe we are well-positioned to continue capitalizing on favorable conditions in the industries we serve and to meet the challenges that may face us in the execution of our business plans.

The SSSI Acquisition

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from SSSI and its affiliates substantially all of the equipment, aftermarket parts and service and rental businesses that primarily serve the oil and gas industry as well as the perpetual rights to the Stewart & Stevenson name and logo for use worldwide. The SSSI Acquisition was consummated pursuant to two separate purchase agreements - one relating to the portion of the SSSI Acquired Business accounted for by the Seller as its engineered products segment and one relating to the portion of the SSSI Acquired Business accounted for by the Seller as its power products segment. See “The SSSI Acquisition.”

Our Historical Financial Information

Our fiscal year begins on February 1 of the stated year and ends on January 31 of the following year. For example, Fiscal 2006 began on February 1, 2006 and ended on January 31, 2007.

We began operations on January 23, 2006 following the acquisition of substantially all of the assets and operations of SSSI’s Power Products and Engineered Products operating segments. Upon acquiring these businesses, these operations were combined and restructured into three reportable operating segments: Equipment, Aftermarket Parts and Service and Rental.

Our operating results for Fiscal 2004, and the period from February 1, 2005 to January 22, 2006 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements presented on a stand-alone basis.

For the purposes of presenting Fiscal 2005 data, we have combined the period of February 1, 2005 to January 22, 2006 from the carved-out predecessor financial statements with our operating results for the period of January 23, 2006 to January 31, 2006. This combined presentation for the year ending January 31, 2006 reflects a non-GAAP financial measurement and the combined results are not intended to reflect pro forma results, as if the businesses were combined for the entire fiscal year. However, the combined Fiscal 2005 data is presented in order to provide a more meaningful measure of our financial performance in Fiscal 2005 as it reflects an entire year of operations. Although there were certain changes to the successor depreciation and amortization expense as a result of purchase accounting adjustments, these adjustments did not have a material impact in Fiscal 2005. The following table provides a reconciliation of the audited financial statements to the combined Fiscal 2005 results:

	Predecessor	Successor
	February 1,	January 23,	Combined
	2005 to	2006 to	Fiscal
	January 22, 2006	January 31, 2006	2005
			(non-GAAP)
	(In thousands)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss)	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) from continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	(4,037)

Net earnings (loss)	11,281	(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Segment results data:
Sales
Equipment	$348,736	$10,822	$359,558
Aftermarket parts and service	298,086	5,999	304,085
Rental	26,353	677	27,030

Total Sales	$673,175	$17,498	$690,673
Operating profit (loss)
Equipment	$10,117	$248	$10,365
Aftermarket parts and service	28,028	277	28,305
Rental	8,194	63	8,257
Corporate	(20,657)	(420)	(21,077)

Total operating profit	$25,682	$168	$25,850

The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the business as a stand-alone entity. The Predecessor financial statements also include 19 operating business units which were exited by the Predecessor’s Power Products Segment prior to the SSSI Acquisition. The results of these exited businesses are reflected as discontinued operations in the Predecessor financial statements. The acquired businesses are reflected as continuing operations in the Predecessor financial statements.

For the period from January 23, 2006 to immediately prior to the consummation of this offering, we have conducted our operations though Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the year ended January 31, 2007. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items. The Corporate Conversion will not result in any revaluations or other changes under GAAP.

Critical Accounting Policies

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and related disclosures. We evaluate our estimates on an ongoing basis, based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. If actual market conditions are less favorable than those projected by us, additional adjustments to reserve items might be required. We consider the following policies to be the most critical and pervasive accounting policies we use, and the areas most sensitive to material change from external factors.

Revenue Recognition: Revenue on equipment and parts sales is recognized when a product is shipped, collection is reasonably assured, risk of ownership has been transferred to and accepted by the customer and contract terms are met. Revenue from service agreements is recognized as earned, when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period.

With respect to long-term contracts that extend beyond two fiscal quarters, revenue is recognized using the percentage-of-completion method. The majority of our long-term construction contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. Changes in estimates for revenues, costs to complete the project and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, we recognize the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

Allowance for Doubtful Accounts:  We maintain an allowance for doubtful accounts for estimated losses related to credit extended to customers. We base such estimates on our current accounts receivable aging and historical collections and settlements experience, existing economic conditions and any specific customer collection issues we have identified. Uncollectible accounts receivable are written off when we determine that the balance can not be collected.

As of January 31, 2007, the allowance for doubtful accounts was $1.7 million, or 1.4% of gross accounts receivable, compared to $1.6 million, or 1.7% of gross accounts receivable at January 31, 2006. This decrease in percentage terms during Fiscal 2006 reflected higher credit extension standards and improved collection efforts.

Bad debt write-offs have improved from $3.2 million in Fiscal 2004 (0.5% of sales) to $2.1 million in Fiscal 2005 (0.3% of sales) and $1.7 million in Fiscal 2006 (0.2% of sales). Although no known events exist that would cause a significant change to our historical experience related to bad debt, a change in events or circumstance could impact our expected operating results. Based upon our sales in Fiscal 2006, a 0.1 percentage point increase in bad debt expense as a percentage of sales would decrease our annual operating profit by $0.9 million.

Inventories:  Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out (“FIFO”) basis less related customer deposits, and market determined on the basis of estimated realizable values. Pursuant to distribution agreements, we purchase a considerable amount of our inventory for resale from independent manufacturers. For new items, cost represents invoice or production cost and used equipment inventory cost is stated as original cost less allowance for condition. Production cost includes material, labor and manufacturing overhead. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

We reduce the carrying value of inventory to its estimated realizable value based upon our historical usage experience, assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. The inventory balances as of January 31, 2007 and 2006 are stated net of inventory valuation allowances of $9.3 million and $10.0 million, respectively, reflecting a 4.0% reserve level at January 31, 2007 and a 5.6% reserve level at January 31, 2006. The reduction in inventory reserve during Fiscal 2006 was primarily due to the disposal of specifically-reserved inventory that was acquired from the Predecessor in connection with the SSSI Acquisition.

Although no known events exist that would cause a significant change to our historical inventory valuation experience, our inventory valuation allowances are based upon the many factors identified above, and our ability to measure or value these factors. Therefore, our estimates are subject to change.

Asset Impairment: We assess the valuation of components of our property, plant and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. We base our evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, we determine whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If our estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, we recognize a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or other means, as appropriate under the circumstances.

Warranty Costs:  We generally provide product and service warranties for periods of six to 12 months. Based on historical experience and contract terms, we accrue the estimated cost of product and service warranties at the time of sales or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond our historical experience. We accrue for any such warranty issues as they become known and estimable.

As of January 31, 2007, accrued warranty costs were $2.7 million, reflecting a $0.2 million increase from $2.5 million at January 31, 2006. This increase was attributable to the substantially higher equipment sales volume generated during Fiscal 2006 and reflected improved warranty experience on manufactured equipment.

Payments for warranty obligations have been consistent in recent history. Payments were $2.5 million in Fiscal 2006 (0.3% of sales), $2.4 million in Fiscal 2005 (0.4% of sales), and $1.5 million in Fiscal 2004 (0.3% of sales). Although no known events exist that would cause a significant change to our historical experience related to warranty obligations, a change in events or circumstance could impact our expected operating results. Based upon our sales recorded in Fiscal 2006, a 0.1 percentage point increase in warranty expense as a percentage of sales would decrease our annual operating profit by $0.9 million.

Customer Deposits: We sometimes collect advance customer deposits to secure customers’ obligations to pay the purchase price of ordered equipment. For long-term construction contracts, these customer deposits are recorded as current liabilities until construction begins. During construction, the deposit liability is decreased and those reductions are reflected as income recognized under the percentage-of-completion method. Those reductions also, in turn, determine the balances in the recoverable costs and accrued profits in excess of billings and billings in excess of accrued profits balances. For all other sales, these deposits are recorded as current liabilities until revenue is recognized on delivery.

Insurance: We maintain a variety of insurance for our operations that we believe to be customary and reasonable. We are self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers’ compensation claims. Other than normal business and contractual risks that are not insurable, our risks are commonly insured against and the effect of a loss occurrence is not expected to be significant. We accrue for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported as of each balance sheet date. We regularly review estimates of reported and unreported claims and provides for losses accordingly. Substantially all obligations related to general liability, vehicle liability, group medical and workers’ compensation claims related to the business acquired on January 23, 2006 were retained by the Predecessor.

Comparison of the Results of Operations—Fiscal 2006 and Fiscal 2005

Sales—We recorded $942.1 million of sales in Fiscal 2006, compared to $690.7 million recorded in
Fiscal 2005, representing a 36% increase. A breakdown of sales for these periods is as follows:

		Combined	Change
	Fiscal 2006	Fiscal 2005	$	%
	(non-GAAP)

Equipment	$583,459	$359,558	$223,901	62%
Aftermarket parts and service	332,434	304,085	28,349	9
Rental	26,255	27,030	(775)	(3)

Total	$942,148	$690,673	$251,475	36%

This significant increase in sales over Fiscal 2005 was primarily attributable to strong demand for equipment from the oil and gas industry combined with our increased production output. Customer demand from this sector also contributed to the increase in aftermarket parts and service sales, while other markets that we serve also remained robust. Rental sales experienced a surge in demand following hurricanes Katrina and Rita in 2005. Primarily due to the impact of the hurricanes, rental sales increased by $7.5 million in the second half of Fiscal 2005 from the sales level achieved in the first half of Fiscal 2005. Excluding the impact of the hurricanes, rental sales have improved in Fiscal 2006 over Fiscal 2005, partially due to our expansion of the rental fleet during the first half of Fiscal 2006, along with improved rental fleet utilization.

Gross profit—Our gross profit increased to $168.1 million for Fiscal 2006 compared to $107.9 million in Fiscal 2005, reflecting an improvement in gross profit margin from 15.6% to 17.8%. As described in more detail in “—Segment Data”, gross profit margins have improved in all segments of the business, due primarily to improved pricing in the strong market environment, along with a $2.8 million reduction in depreciation expense relating to reduced carrying values of acquired property, plant and equipment resulting from the allocation of purchase price from the SSSI Acquisition.

Selling and administrative expenses—Selling and administrative expenses increased to $108.0 million in Fiscal 2006 compared to $84.5 million in Fiscal 2005, representing a decrease as a percentage of sales from 12.2% to 11.5%. Fiscal 2006 results included a $3.7 million non-cash compensation charge associated with the sale of common equity from our principal shareholder to our president and chief operating officer and to our former vice chairman and chief executive officer. Additionally, Fiscal 2006 results included a $7.0 million non-cash amortization expense pertaining to acquired backlog and other intangible assets. The remainder of the increase in selling and administrative expenses was due to higher sales expense on higher sales volume and other corporate overhead expenses.

Other income, net—Other income was $1.9 million in Fiscal 2006, which included a $1.0 million gain related to the sale of a marginal distribution territory.

Operating profit—Our operating profit improved to $62.0 million, or 7% of sales in Fiscal 2006, from $25.9 million, or 4% of sales in Fiscal 2005.

Interest expense, net—Net interest expense was $19.8 million in Fiscal 2006, reflecting interest paid and accrued under our credit facility and $150 million of senior notes issued in July 2006, along with a $1.5 million of non-cash charge for the write-off of deferred financing costs related to the refinancing of our credit facility.

Comparison of the Results of Operations—Fiscal 2005 and Fiscal 2004

As described above, the results of operations for the year ended January 31, 2006 have been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006.

Sales—We recorded sales in Fiscal 2005 of $690.7 million, compared to $548.5 million in Fiscal 2004, an increase of $142.2 million, or 26%. Sales during these periods consisted of the following:

	Combined	Predecessor	Change
(In thousands)	Fiscal 2005	Fiscal 2004	$	%
	(non-GAAP)

Equipment	$359,558	$246,713	$112,845	46%
Aftermarket parts and service	304,085	281,429	22,656	8
Rental	27,030	20,334	6,696	33

Total	$690,673	$548,476	$142,197	26%

The $112.8 million increase in equipment sales in Fiscal 2005 was primarily driven by improved sales execution and the strong demand for our equipment from our domestic oil services industry customers. The strong demand from customers in this industry, along with the other industries we serve, also contributed to the $22.7 million, or 8%, increase in aftermarket parts and service sales during Fiscal 2005. Rental sales increased in Fiscal 2005 by $6.7 million, or 33%, as a result of focused efforts to expand this business, along with increased demand for rental generators in the Gulf Coast region following Hurricanes Katrina and Rita in 2005.

Gross profit—Our gross profit was $107.9 million, or a 16% gross profit margin, in Fiscal 2005, compared to $86.0 million, or a 16% gross profit margin, in Fiscal 2004, an increase of $21.9 million, or 25%. The increase in gross profit was primarily driven by increased sales in Fiscal 2005.

Selling and administrative expenses—Selling and administrative expenses increased to $84.5 million, or 12% of sales, in Fiscal 2005, from $81.7 million, or 15% of sales, in Fiscal 2004. The increase in expenses in Fiscal 2005 was attributable to higher selling expenses resulting from the increase in sales volume, partially offset by $0.9 million in lower compliance costs associated with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 within the Predecessor’s corporate office.

Operating profit—Our operating profit improved to $25.9 million, or 4% of sales, in Fiscal 2005 from $7.0 million, or 1% of sales, in Fiscal 2004, resulting primarily from the improvements in gross profit described above.

Income taxes—As described above, subsequent to our acquisition of the businesses on January 23, 2006, as a limited liability company, we record no U.S. income tax expense. Prior to January 23, 2006, the SSSI Acquired Business’s effective income tax rate for Fiscal 2005 was 40%, compared to an effective rate of 8% in Fiscal 2004. The unusually low rate in Fiscal 2004 was the result of high federal tax credits in relation to pre-tax income during this period.

Segment Data

Our reportable operating segments are based on the types of products and services offered and are aligned with the our internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes.

Our reportable segments include:

Equipment—This segment designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems, serving the oil and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries.

Aftermarket Parts and Service—This segment provides aftermarket parts and service for products we manufacture and products manufactured by others, to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental—This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate—Our corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented. Operating results by segment are as follows:

	Predecessor	Combined
	Fiscal	Fiscal	Fiscal
(in thousands)	2004	2005	2006
		(non-GAAP)

Sales
Equipment	$246,713	$359,558	$583,459
Aftermarket Parts and Service	281,429	304,085	332,434
Rental	20,334	27,030	26,255

Total Sales	$548,476	$690,673	$942,148

Operating profit (loss)
Equipment	$2,486	$10,365	$42,258
Aftermarket Parts and Service	21,893	28,305	37,446
Rental	3,531	8,257	10,038
Corporate	(20,892)	(21,077)	(27,759)

Total operating profit	7,018	25,850	61,983
Interest expense, net	155	439	19,756

Earnings before income taxes	$6,863	$25,411	$42,227

Operating profit (loss) percentage
Equipment	1.0%	2.9%	7.2%
Aftermarket Parts and Service	7.8	9.3	11.3
Rentals	17.4	30.5	38.2
Consolidated	1.3	3.7	6.6

Segment Results Comparison—Fiscal 2006 and Combined Fiscal 2005

Equipment—Operating profit generated by the equipment segment increased to $42.3 million in Fiscal 2006 from $10.4 million in Fiscal 2005, representing an improvement in operating profit margin from 2.9% to 7.2%. The increase in operating profit was attributable to the $46.8 incremental gross profit generated by the higher sales volume, partially offset by $2.0 million of higher selling expenses and a $12.9 million higher general and administrative expense allocation resulting from the higher proportion of equipment sales to total sales in Fiscal 2006 and which included $6.5 million of amortization recorded in Fiscal 2006 associated with acquired order backlog.

Our equipment order backlog as of January 31, 2007 was $533.4 million, while our quoting activity continues to remain steady. The current order backlog is expected to be substantially completed by the end of Fiscal 2007. To improve productivity and lower costs, we have added flow lines to our manufacturing process relating to several of our products. These measures are aimed at improving operating profit margins.

In February 2007, we acquired substantially all of the net assets of Crown Energy Technologies, Inc., a manufacturer of drilling, well servicing and workover rigs, stimulation equipment and a provider of related parts and services. The Crown Acquisition is expected to further improve the results of our equipment segment.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $37.4 million in Fiscal 2006 from $28.3 million in Fiscal 2005, representing an improvement in operating profit margin from 9.3% to 11.3%. The increase in operating profit was primarily attributable to $9.3 million of incremental gross profit generated by the higher sales volume, higher prices implemented during Fiscal 2006. The general and administrative expense allocation to this segment increased by $0.2 million resulting from the lower proportion of aftermarket sales to total sales in Fiscal 2006.

Revenues for aftermarket parts and service increased by 9% in Fiscal 2006 compared to Fiscal 2005. The market environment continues to remain strong, particularly within the oil and gas industry. We anticipate that the markets we serve will continue to remain strong in the near-term and provide us with an opportunity to grow our sales volume, and consequently, our operating margins. However, sales in this segment are not subject to long lead-time orders, making visibility of future sales difficult.

Rental—Operating profit generated by the rental segment increased to $10.0 million in Fiscal 2006 from $8.3 million in Fiscal 2005, representing an improvement in operating profit margin from 30.5% to 38.2%. The increase in operating profit was attributable to a $2.5 million reduction in cost of sales and general and administrative expense allocation, partially offset by a $0.8 million decrease in sales. The reduction in cost of sales was partially related to $1.4 million of lower rental fleet depreciation expense resulting from the allocation of purchase price to acquired rental assets in the SSSI Acquisition.

During Fiscal 2006, we focused our efforts on implementing higher prices, reducing our overall rental fleet through the disposal of lower utilization assets, and selected expenditures to expand certain areas of the fleet. During the fourth quarter of Fiscal 2006, our rental fleet utilization was approximately 67%. We will continue to focus on improving our rental fleet utilization and selective expansion of the rental fleet in order to drive operating profit improvements. However, similar to our aftermarket business, visibility of future sales volumes is difficult in the rental business due to the lack of a long-lead time order backlog. Capital expenditures for rental fleet additions are expected to be at a lower level in Fiscal 2007 than in Fiscal 2006.

Corporate—Corporate and administrative expenses increased to $27.8 million in Fiscal 2006 from $21.1 million in Fiscal 2005. The Fiscal 2006 results included a $3.7 million non-cash compensation charge associated with the sale of common equity by our principal shareholder to our president and chief operating officer and our former vice chairman and chief executive officer. The remainder of the increase was the result of higher expenses incurred following the acquisition, compared to the allocated corporate office expenses incurred by the Predecessor.

Excluding non-cash charges associated with equity compensation, corporate and administrative expenses in the near-term are expected to remain relatively flat to levels incurred during Fiscal 2006.

Segment Results Comparison—Combined Fiscal 2005 and Fiscal 2004

Equipment—Operating profit generated by the equipment segment increased to $10.4 million in the combined Fiscal 2005 from $2.5 million in Fiscal 2004, representing an improvement in operating profit margin from 1.0% to 2.9%. The increase in operating profit was attributable to an $11.3 million increase in gross profit generated by higher sales volume, partially offset by $3.4 million of higher selling expenses.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $28.3 million in combined Fiscal 2005 from $21.9 million in Fiscal 2004, representing an improvement in operating profit margin from 7.8% to 9.3%. The increase in operating profit was primarily attributable to $5.7 million of incremental gross profit generated by the higher sales volume, along with $0.7 million of lower general and administrative expense allocations resulting from the lower mix of aftermarket sales in Fiscal 2005 and lower overall general and administrative spending.

Rental—Operating profit generated by the rental segment increased to $8.3 million in combined Fiscal 2005 from $3.5 million in Fiscal 2004, representing an improvement in operating profit margins from 17.4% to 30.5%. The increase in operating profit included $5.1 million of increment gross profit generated by the higher sales volume. As described above, combined Fiscal 2005 rental sales were favorably impacted by the demand following hurricanes Katrina and Rita. This improvement was slightly offset by a $0.3 million increase in general and administrative expense allocations resulting from the higher mix of rental sales in combined Fiscal 2005.

Corporate—Corporate office expenses allocated to the SSSI Acquired Business increased slightly to $21.0 million in combined Fiscal 2005 from $20.9 million in Fiscal 2004.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated by operations. We also have a $250 million revolving credit facility which we draw upon when necessary to satisfy our working capital needs and generally pay down with available cash. Our liquidity needs are primarily driven by changes in working capital associated with execution of large manufacturing projects. While many of our contracts include advance customer deposits and progress billings, some international contracts provide for substantial portions of funding under confirmed letters of credit upon delivery of the products. For the first half of Fiscal 2007, working capital is expected to increase as a result of the timing of large international orders.

During Fiscal 2006, we generated cash from operating activities of $58.2 million. This was primarily attributable to $64.8 million generated by net earnings, adjusted for non-cash items. Changes in operating assets and liabilities used cash of $6.6 million, primarily due to the increasing working capital needs driven by the significantly increasing sales levels. Cash used for the increase in inventory and accounts receivable of $71.8 million during Fiscal 2006 was largely offset by $56.5 million provided by accounts payable, recoverable costs and accrued profits in excess of billings, and customer deposits. We continue to focus on improving payment terms from customers, including higher customer deposits and progress payments, in order to meet working capital requirements associated with higher sales volumes.

Net cash used in investing activities was $36.4 million during Fiscal 2006. This included $26.8 million of capital expenditures, of which $17.3 million related to additions to our rental fleet. Investing activities also reflect the payment of $1.9 million of legal costs and a $6.4 million working capital purchase price adjustment at the closing of the SSSI Acquisition and $3.0 million of investments in restricted cash related to the floor plan financing indebtedness of our unrestricted subsidiary.

Net cash used in financing activities was $17.1 million during Fiscal 2006, including $16.1 million of tax distributions to the holders of common equity. In addition, $5.2 million of deferred financing costs were incurred in conjunction with the $150 million senior notes offering in July 2006, and $4.1 million was paid to EC Investments B.V. and BDC Investments B.V. as a preferred unit dividend distribution, in conjunction with the November 2006 conversion of our preferred units to common units.

As of January 31, 2007, our cash and cash equivalent balance was $5.9 million. This cash balance primarily reflected cash inflows on the final day of the period, which could not be applied to pay down amounts borrowed under our senior credit facility until after the end of the period.

Current Resources

Prior to the SSSI Acquisition, the capital needs of the business were funded by the available cash balances of the Predecessor’s parent. As a result, with the exception of short-term notes payable of foreign subsidiaries, the business carried no debt to finance capital requirements.

In connection with the SSSI Acquisition, a $70.0 million capital contribution was made by the holders of our equity interests. The contribution included $5.0 million of common interests, along with $65.0 million of preferred interests. The preferred interests were converted into common interests during the fourth quarter of Fiscal 2006, constituting 25% of the total common equity interest, after giving effect to such conversion. A dividend payment with respect to the preferred units of $4.1 million was declared and paid during the fourth quarter of Fiscal 2006, representing an 8% preferential profit distribution accrued by the preferred units prior to conversion.

Also in connection with the SSSI Acquisition, we entered into a $250.0 million senior credit facility which expires in January 2011, including term loans of $66.0 million and a revolving credit facility of $184.0 million. During the second quarter of Fiscal 2006, we issued $150.0 million of senior notes, which bear interest at 10% per annum and mature in July 2014. Interest payments on the senior notes are due semi-annually, including a $7.9 million payment which was due and paid on January 15, 2007. The net proceeds from the issuance of the senior notes were applied to pay off the outstanding term loans and reduce the borrowings under the revolving credit facility. In conjunction with this refinancing, the senior credit facility was amended, reducing the credit facility to a $125.0 million revolving credit facility. In February 2007, a second amendment to the senior credit facility increased the revolving facility to $250.0 million. On February 26, 2007, we incurred additional indebtedness under the revolving facility to finance the Crown Acquisition, increasing the total amount outstanding to $128.2 million.

The amended $250.0 million revolving credit facility is secured by substantially all accounts receivable, inventory and property, plant and equipment and provides for borrowings at LIBOR, plus a margin ranging from 1.25% to 2.00% per annum, based on our leverage ratios, as specified in the credit agreement. As of January 31, 2007, borrowings under the facility bear interest at LIBOR plus 1.50%, or 7.0%. A commitment fee of 0.30% to 0.375% per annum is payable on all unused portions of the revolving credit facility based on our leverage ratios. Interest payments are due monthly, or as LIBOR contracts expire. The revolving credit facility also has a $30.0 million sub-facility which may be used for letters of credit. As of January 31, 2007, there were $8.8 million of letters of credit outstanding.

As of January 31, 2007, borrowings under our senior credit facility and our senior notes were as follows:

(In thousands)

Revolving credit facility	$51,786
Senior notes	150,000

Total	$201,786

We incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which are amortized over the five-year term of the facility. As a result of the amendment reducing the facility to $125.0 million, we recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 in interest expense. We also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of our senior notes during the second quarter of Fiscal 2006. These costs are being amortized over the eight-year term of the notes. As of January 31, 2007, $6.1 million of unamortized costs were included in the balance sheet.

To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with a commercial bank. In connection with the SSSI Acquisition, this floor plan financing agreement was modified. As modified, this floor plan facility allows for borrowings of up to $3.0 million and is secured by $3.0 million of cash collateral. The obligations of our unrestricted subsidiary Stewart & Stevenson Truck Holdings LLC under the floor plan facility have recourse only to Stewart & Stevenson Truck Holdings LLC. As of January 31, 2007, $2.0 million in advances were outstanding under this floor plan facility. Advances under this floor plan facility bear interest at the prime rate.

Our international subsidiaries have foreign currency bank notes payable consisting of renewable, secured loans. These loans are denominated in local currency (Colombian Pesos and Venezuelan Bolivars) bearing market-based variable rates of interest and are secured by a $1.0 million letter of credit. We use foreign-denominated debt to limit our exposure to foreign currency exchange rate fluctuations. As of January 31, 2007, 2006, $0.7 million was outstanding under these facilities.

In February 2007, we acquired substantially all of the net assets and operations of Crown Energy Technologies, Inc., for cash consideration of approximately $70 million, subject to adjustment based on final working capital conveyed at closing. The Crown Acquisition was financed with borrowings under our revolving credit facility.

We currently believe that we will make approximately $30.0 million of capital expenditures during Fiscal 2007, including approximately $9.0 million for the purchase of a manufacturing facility from the predecessor.

Based on the borrowings outstanding and letters of credit issued at March 2, 2007, approximately $106 million of borrowings were available under the revolving credit facility. We believe that the business will continue to generate cash from operating activities in excess of planned capital expenditures and required distributions for income tax obligations and servicing our indebtedness. Therefore, we believe that our available sources of funds including borrowings under our senior credit facility, are adequate to cover our near-term requirements for working capital investments, capital expenditures, and other obligations.

The credit agreement governing the senior credit facility contains financial and operating covenants with which we and our subsidiaries must comply during the term of the credit agreement. These covenants include the maintenance of a fixed charge coverage ratio, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. We were in compliance with all covenants for the applicable test periods as of January 31, 2007. See “Description of Indebtedness — Senior Credit Agreement.”

Scheduled maturities under the credit agreement, our senior notes and other operating lease commitments as of January 31, 2007, are as follows:

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
(In thousands)	2007	2008	2009	2010	2011	Thereafter	Total

Senior debt obligations	$—	$—	$—	$—	$—	$201,786	$201,786
Notes payable	2,688	—	—	—	—	—	2,688
Interest on senior debt obligations and notes payable(1)	19,553	19,368	19,368	19,368	19,368	37,682	134,707
Operating leases	4,390	2,992	2,302	1,516	554	281	12,035

Total contractual cash obligations	$26,631	$22,360	$21,670	$20,884	$19,922	$239,749	$351,216

(1)	Interest in respect of our senior credit facility and notes payable is calculated assuming outstanding balance and the current average borrowing rate at January 31, 2007 remain unchanged over the term of the facilities.

Foreign Exchange Risk

Our international subsidiaries in Colombia and Venezuela transact business in local currencies. However, these subsidiaries do not represent a significant amount of our total operations. As a result, our results of operations are not significantly impacted by fluctuations of foreign currencies against the U.S. dollar.

Interest Rate Risk

We use variable-rate debt to finance certain of our operations and capital expenditures. Assuming the entire $250.0 million revolving credit facility were drawn, each quarter point change in interest rates would result in a $0.6 million change in annual interest expense.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements: In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in Fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We adopted SFAS No. 123R on February 1, 2006. Accordingly, all share-based compensation is recorded based on the fair value at the date of the award and expensed over the vesting period.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs we incurred beginning in Fiscal 2006. We do not believe the implementation of SFAS No. 151 will have a material impact on its consolidated financial statements.

Business

Our Company

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We believe that our proven track record has allowed us to capitalize on the increasing demand for products and services in the markets we serve. That demand has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 70% of our equipment revenues and an estimated 60% of our total revenues in Fiscal 2006. Our extensive and diverse customer base includes many of the world’s leading oilfield service companies such as Schlumberger Ltd., Weatherford International Ltd. and BJ Services Company as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our top ten customers by revenue over the last three fiscal years have been purchasing our products for over ten years.

We have experienced significant growth in recent years, primarily as a result of increasing demand for our products and services as well as the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities.

We operate our business through our equipment, aftermarket parts and service and rental operating segments. The following charts identify the percentages of revenue by segment and operating profit by segment for Fiscal 2006.

Revenue by Segment	Operating Profit by Segment

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Strong Brand Recognition.  We believe that the “Stewart & Stevenson” brand has long been recognized in the oil and gas industry as well as in other industries we serve and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Leading Provider of Oilfield Services Equipment.  We are the second largest oilfield services unit manufacturer worldwide and have been for a number of years according to Spears & Associates, Inc., an independent market research and consulting firm. We believe this successful record is the result of continually providing high-quality, technically-advanced products using state-of-the-art components, processes and techniques. We believe that, as a result of this platform, we are able to achieve substantial growth in our equipment segment during periods of high capital investment in oilfield services while maintaining steady growth in our aftermarket parts and service segment during periods of slower capital investment.

Experienced Provider of Integrated Solutions.  Our product lines include integrated, site-ready solutions, which can incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. We believe that our engineered product offerings are distinguished by technical specifications and product performance and are enhanced by our aftermarket service and support. We pursue a partnering based approach with our customers, in which our engineering and development teams work closely to ensure our standard products are tailored to meet specific customer requirements. This ability to leverage standard products enables us to more closely align ourselves with our customers on a continuing basis rather than on an individual transaction basis.

Extensive High-Margin Aftermarket Business.  We are committed to providing our customers with high-quality parts and service throughout the lifecycle of our products. We provide in-house and on-site services through our 42 customer service facilities. Our extensive and growing aftermarket parts and service business typically generates higher margins than our equipment business and is enhanced by the long-standing relationships we have with many of our key suppliers.

Strong Engineering and Technical Expertise.  We have highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel. Our engineering group has core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low to high voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software driven control packages. This expertise enables us to design, develop and deliver high-quality, technically-advanced integrated product solutions for our oil and gas and other customers.

Established, Diversified Customer Base.  We have strong, long-standing relationships with many of our top customers. We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. In Fiscal 2006, no single customer accounted for more than 9% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 30% of our total revenues.

Highly Experienced Management Team.  Our senior management team has an average of more than twenty years of industry experience. In addition, our chairman and majority equity holder has extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation. Our board of directors includes individuals who are prominently recognized for their distinguished accomplishments in the United States and abroad and who we believe provide us with an uncommon strategic resource and competitive advantage.

Our Strategy

As a result of our market presence and competitive strengths, we believe that the new dynamics of a rapidly-growing energy industry and the challenges and opportunities offered by an increasingly interdependent global economy have opened strategic opportunities for us. We are focused on streamlining operations and emphasizing cost effectiveness while also taking advantage of significant opportunities that are now available to us for the establishment of a significant international presence. We believe implementing the following strategic initiatives, established by our management team and led by our chairman of the board, will enable us to leverage our globally-recognized brand name and take advantage of significant demand for our well-known products across the global marketplace.

Leverage the Stewart & Stevenson Brand Name.  We believe our brand name enjoys significant domestic and international recognition in the oil and gas industry and reflects our reputation for quality products, innovative solutions and dependable service. We intend to maximize the benefits of this recognition by prominently featuring the brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and strengthening the brand further by pursuing technological innovations. We believe that our brand name recognition will enhance our opportunities as we seek to cross-sell and diversify our product lines and expand our international operations.

Grow Our Position As a Market Leader.  We believe our ability to tailor products to the specific needs of our customers combined with our comprehensive aftermarket capabilities and broad geographic reach positions us as the primary provider for a broad range of our customers’ needs. We believe the benefits of our cost effectiveness programs combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be major beneficiaries in the event the energy industry enters a period of price stabilization, will serve as positive factors to support our ability to maintain growth.

Improve Productivity and Competitiveness.  We intend to enhance our productivity and strengthen our competitiveness by expanding our engineering team and technical expertise to further improve our manufacturing capabilities. We are standardizing the design and manufacture of many of our products so they can be manufactured on an assembly flow-line, which allows us to produce them utilizing less manufacturing resources on a more cost-efficient basis. We are also streamlining our operations by consolidating our aftermarket parts and service organization as well as our manufacturing operations.

Expand Our Global Platform.  We believe that our expanding product range and geographic infrastructure, combined with the extensive global knowledge and experience of our management team and board of directors, provide us with a strong foundation for international growth. In addition, many of our long-term customers in domestic markets are also active in international markets, which we believe will benefit us as we expand our international operations. We believe that, even in the event of commodity price adjustments, globalization and interdependence of the growing world economy will, for the foreseeable future, result in the continuation of current capital expenditure programs in the energy industry. We believe there are immediate opportunities in major energy producing nations, particularly in the Middle East, Russia, China, Central Asia and Latin America, and we believe we can expand our international market share and generate a higher percentage of our total revenue from these regions.

Selectively Pursue Growth Opportunities.  We intend to selectively seek strategic growth opportunities organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity. We intend to pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, expanding our geographic footprint, improving production efficiency and growing our customer base. We believe such opportunities exist in the marketplace today and that we have the resources and capacity to exploit such opportunities.

Continue to Develop an Exemplary Workforce.  We believe we have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs to all employees, including our senior management team. We believe that our commitment to continuing to attract and retain high quality and experienced personnel provides a foundation that will enable us to better implement and execute our initiatives to improve productivity and competitiveness and expand our global platform.

Industry Overview

We believe we are well positioned to capitalize on favorable industry conditions in the markets we serve, including the oil and gas industry as well as other industries in which our customers operate.

Increasing Capital Spending in the Oil and Gas Industry.  Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers. According to Spears & Associates, Inc., annual worldwide drilling and completion expenditures have increased from $64 billion in 2000 to $158 billion in 2005, representing a compound annual growth rate of 20%, and are projected to increase at a compound annual growth rate of 16% through 2010, reaching $294 billion by 2010.

Increasing Demand for Natural Gas in the United States.  The majority of our international revenues is derived from oil and gas customers engaged in the exploration and production of crude oil, while most of our domestic oil and gas related revenues are derived from customers engaged in the exploration and production of natural gas. According to the Energy Information Administration, or EIA, U.S. demand for natural gas has increased 28% since 1985 and is expected to grow an additional 21% through 2030. Because of natural declines in many mature U.S. natural gas fields, more activity is required to maintain natural gas production levels. According to EIA estimates, U.S. natural gas production has decreased by 2.5% from 1996 to 2005, while the number of natural gas production wells increased by 41% over the same period. We believe that the resulting increases in natural gas drilling and completion activity will contribute to increased demand for our oil and gas services equipment and aftermarket parts and service.

Increasing Unconventional Natural Gas Production.  Production from certain unconventional natural gas sources generally requires greater utilization of the technologically-advanced well stimulation equipment that we provide. According to EIA estimates, unconventional natural gas production, which includes low permeability or tight gas reservoirs, coal beds and shales, increased from 16% of all U.S. production in 1990 to 42% of U.S. production in 2005 and is forecasted to grow to 51% of U.S. production by 2030. We believe that our leading position in the provision of well stimulation equipment and aftermarket parts and services positions us well to benefit from this projected growth.

Impact of Non-Energy Markets.  Many of the non-energy industries we serve have been experiencing significant growth, particularly the commercial vehicles and material handling industries. According to Ward’s Automotive, U.S. Class 8 truck unit sales have grown from approximately 146,000 in 2002 to approximately 284,000 in 2006, representing a compound annual growth rate of 18%, and the American Trucking Association truck tonnage index increased 16% from the beginning of 2002 through the end of 2005. We believe that Class 8 truck unit sales and truck tonnage generally serve as leading indicators of demand for our commercial vehicles equipment and aftermarket parts and service. According to the Industrial Truck Association, U.S. forklift factory shipments increased by 44% from 2002 to 2006, which we believe will drive increased demand for our material handling products.

Products and Services

Through our three segments, we design, manufacture, and market a wide-range of equipment, provide aftermarket parts and service, and provide rental equipment to a broad range of customers.

Equipment

We design, manufacture and market equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems. We also sell engines, transmissions, utility, and material handling equipment for well servicing, workover, drilling, pumping and other applications outside the oil and gas industry. A substantial portion of the products we sell include components provided by our seven key OEMs. Our relationships with these OEMs generally enable us to sell their products globally as components of our engineered equipment and in specified territories as stand-alone products. We have been the only factory-authorized provider of a substantial portion of the stand-alone products of our seven key OEMs in these territories, which principally cover major oil and gas fields in the United States, for an average of approximately 40 years. For Fiscal 2006, approximately 57% and 43% of our equipment sales revenues were derived from engineered products and stand-alone products, respectively. Approximately 45% of our product costs represents equipment supplied to us by these OEMs, which we use in combination with our design, engineering, and manufacturing expertise to deliver a value-added, integrated solution to our customers.

The following table lists the equipment we provide:

	Percentage of Total
Product Line	Equipment Sales in Fiscal 2006	Product Description

Well Stimulation	33%	Equipment that includes fracturing pumps, blenders, hydration, chemical additive systems and control systems and software used to enhance oil and gas production.
Engines	20%	Internal combustion diesel and natural gas engines.
Transmissions	11%	Automatic transmissions and related products.
Material Handling	8%	Fork lift trucks and ancillary equipment.
Power Generation	5%	Standby, emergency backup, fire suppression and prime power in a variety of configurations and capacities using natural gas and diesel engines.
Prime Mover Packages	3%	Engineered packages; mating internal combustion engines to a transmission or torque converter to power specific customer applications.
Rail Car Movers	3%	Engine-driven equipment used in rail car switching operations.
Coiled Tubing	1%	Well workover, stimulation, and drilling equipment used on land and offshore applications which includes patented products such as injector heads.
Other	16%	Various equipment utilized in the oil and gas services industry, such as cementing, nitrogen pumping, fluid pumping and contract manufacturing of seismic equipment.

Aftermarket Parts and Service

We provide aftermarket parts and service to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our aftermarket parts and service business supports equipment manufactured by approximately 100 manufacturers and, in certain cases, including for a substantial portion of our product offerings from our seven key OEMs, we have been the only factory-authorized parts and service provider for specified territories, principally in major oil and gas fields in the United States. Approximately 35% of our total revenues for Fiscal 2006 were from our aftermarket parts and service business of which approximately 79% were related to parts and 21% were related to service. For Fiscal 2006, approximately 70% of the aftermarket parts and service revenues pertained to products sourced from our seven key OEMs with whom we have had long-standing relationships.

We believe there are a number of factors which affect our customer’s decision when choosing their supplier of aftermarket parts and service which include the customer’s preference to use factory-authorized parts and service, price, parts availability, level and number of experienced technicians, proximity to the customer’s location, and flexibility to service products in the field. We employ approximately 700 highly skilled service technicians and maintain a substantial investment in parts inventory managed by experienced parts personnel. We have over 500 service bays throughout our 42 customer support facilities located near major petroleum fields in the United States and abroad allowing us to service our customers. We also have significant capabilities to service the customer at their site due to our large number of technicians and our close proximity to the customer. Additionally, we provide aftermarket parts through our network of approximately 165 authorized dealers. We believe that the broad installed base of our equipment, our customers’ preference to use factory-authorized parts and service, our proximity to the customer, and our service capabilities provides us with a strong foundation for a stable aftermarket parts and service revenue stream.

The following map represents our manufacturing facilities, service locations and states in which we have an OEM supply agreement.

Rental

Our rental products primarily consist of generators, material handling equipment and air compressors that are offered to a wide range of end markets and are principally rented on a short-term basis as a complementary solution to equipment sales. Our rental fleet consists of over 1,250 units as of January 31, 2007 and revenues for Fiscal 2006 represented approximately 3% of our total revenues. We are able to complement our equipment offering by providing our customers the flexibility of renting certain equipment versus purchasing. Our rental products generate our highest margins and provide us with a strong return on our investment.

The following table lists our rental products:

	Approximate
	Percentage of
	Total Rental
	Revenues in
Product Line	Fiscal 2006	Product Description

Material Handling Equipment	46%	Fork lift trucks, railcar movers, and ancillary equipment.
Generators	38%	Engines/generators ranging from 25 to 2,000 kilowatts.
Air Compressors	16%	Air compressors ranging from 375 to 1,600 cubic feet per minute.

Our utilization rate for Fiscal 2006 averaged approximately 65% of our available rental fleet, and we generally recover our costs to acquire rental equipment over a three-year period. The average useful life of our rental equipment is approximately five years and our practice is to sell a unit out of the rental fleet upon reaching its useful life. We closely monitor our utilization rate before making capital investments used to replenish or grow the rental fleet.

Customers & Markets

We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies, and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles, and material handling industries. We are not dependent on any single customer and during Fiscal 2006 our ten largest customers accounted for approximately 30% of our total sales and no single customer accounted for more than 9% of our sales. The demand of our customers for the products we provide has not historically been characterized by seasonality.

The following table lists the markets and types of customers we serve:

	Percentage of Total
	Revenues in
Market	Fiscal 2006	Types of Customers

Oil and gas services	62%	Well stimulation providers, drilling contractors, well servicing companies, integrated oil companies, and national oil companies.
Commercial vehicles	9%	Freight transportation companies, emergency services, transit authorities, and recreational vehicle users. Primarily aftermarket parts and service.
Marine	4%	Offshore work boat providers, tug boat operators, and recreational boat users.
Material handling	4%	Warehouse/distribution companies, manufacturing companies, chemical companies, and various others utilizing fork lifts and rail car spotters.
Construction	3%	Commercial building and home construction companies, and highway construction companies.
Power generation	2%	Providers of electricity for commercial and personnel consumption.
Government	2%	Federal Agencies (such as the U.S. Department of Defense), State Agencies (such as Department of Transportation) and Local Agencies (such as Department of Public Works).
Mining	2%	Companies involved in the extraction of raw materials through various mining methods.
Other	12%	Primarily authorized dealers and distributors of our products in various markets including the primary markets we serve and various other industries.

We believe that our wide range of high-quality standard products, demonstrated by our ISO 9001:2000 certifications, and our partnership based approach generate high levels of customer satisfaction and result in repeat business.

Sales and Marketing

We primarily sell and market our products directly to our customers through our sales and services centers in the United States and abroad with a direct sales force of approximately 165 employees. We also utilize a network of approximately 165 authorized dealers and approximately 20 independent overseas sales representatives to market and distribute our products. Our equipment product lines are generally sold directly to the end users and in certain international markets we may use authorized sales representatives to help facilitate the marketing of our products. Our aftermarket parts and service and rental product lines are also provided to our customers on a direct basis but we also utilize a network of authorized dealers to market and distribute parts. During Fiscal 2006, approximately 93% of our total sales resulted from direct sales to the customer while 7% was derived from sales to our dealer network.

Backlog

Our unfilled equipment order backlog has increased since the fourth quarter of Fiscal 2004 and, as of January 31, 2007, was $533.4 million. We expect to recognize nearly all of this equipment order backlog as revenue in Fiscal 2007.

Our equipment order backlog over the past nine quarters has been as follows (in millions of dollars) at period end:

Our unfilled equipment orders that we include in equipment order backlog consist of written purchase orders and signed contracts, accompanied, where required by our credit policies, by credit support (typically down payments or letters of credit) determined in accordance with our credit policies. Historically, cancellations are infrequent; however, these unfilled orders are generally subject to cancellation. Purchase options are not included in equipment order backlog until exercised.

Competition

We operate in highly fragmented and very competitive markets and as a result, we compete against numerous businesses. Some of our competitors have achieved substantially more market penetration with respect to certain products, such as coiled tubing and generators, and some of our competitors are larger and have greater financial and other resources.

Major competitors for well stimulation equipment include Caterpillar, Inc., Crown Energy Technologies, and Halliburton Company. National Oilwell Varco, Inc. and Foremost Industries LP are our top competitors for coiled tubing products. In our rail car mover product line, we compete against Trackmobile, Inc. and Central Manufacturing Inc. and we compete with Cummins Inc. and Caterpillar, Inc. and their distributors for generators and other types of engine-driven products. ZF Industries Inc. and Twin Disc Incorporated are our primary competitors for transmissions. We believe that our customers base their decision to purchase equipment based on price, lead time and delivery, quality, and aftermarket parts and service capabilities.

For aftermarket parts sales, we compete with distributors of factory-authorized genuine parts, with providers of non-genuine parts and remanufactured parts, and other distributors of genuine parts. For aftermarket service sales, the market is highly fragmented and characterized by numerous small, independent providers. We believe there are a number of factors that affect our customers’ decision when choosing their supplier of aftermarket parts and service, including the customer’s preference to use factory-authorized genuine parts and service. Customers also consider price, parts availability, level and number of experienced technicians, proximity to the customer’s location, and flexibility to service products in the field.

Our rental business focuses on generators, material handling equipment and air compressors and we compete with much larger companies, including United Rentals Inc., NationsRent Companies Inc., Hertz Equipment Rental Corporation, and Aggreko plc. We believe our customers base their decision to rent equipment based on price, availability, and aftermarket parts, support and service.

We believe that the significant capital required to obtain and operate manufacturing facilities, acquire and maintain adequate inventory levels, and hire and maintain an extensive and highly skilled labor force along with our long-standing relationships with our seven key OEMs is a disincentive for new market entrants.

Suppliers and Raw Materials

In Fiscal 2006, approximately 79% of our cost of goods sold consisted of raw materials and component parts, with the other 21% being labor and overhead. Approximately 56% of the raw materials and component parts in cost of goods sold were obtained from our seven key OEMs pursuant to long-standing relationships and 44% were obtained from a variety of other suppliers.

Our supply agreements with our seven key OEMs are non-exclusive and typically short term and generally have historically been renewed on an ongoing basis, however no assurances can be given that they will be renewed beyond their expiration dates. We have been the only factory-authorized provider of a substantial portion of our product offerings from these OEMs in the territories below for an average of approximately 40 years. The following table lists our key OEMs, the products they provide, the designated geographic territories that we serve, and the expiration date of our current supply agreements:

	Supplier		Designated Geographic	Expiration
OEM	Since	Products	Territories	Date

Detroit Diesel Corporation	1938	High-speed diesel engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi and Coastal Alabama	2010
MTU Friedrichshafen	1938	Heavy-duty high-speed diesel and natural gas engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi and Coastal Alabama	2007
Electro-Motive Diesel, Inc.	1956	Heavy-duty medium speed diesel engines	Texas, Colorado, New Mexico, Oklahoma, Arkansas, Louisiana, Tennessee, Mississippi, Alabama, Mexico, Central America and parts of South America	2007
Hyster Company	1959	Material handling equipment	Texas and New Mexico	No expiration date

	Supplier		Designated Geographic	Expiration
OEM	Since	Products	Territories	Date

Allison Transmission, General Motors Corporation	1973	Automatic transmissions, power shift transmissions and torque converters	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama, Venezuela and Colombia	2008 (except forVenezuela, 2007)
Waukesha Engine, Dresser Inc.	1994	Natural gas industrial engines to serve gas compression and power generation markets	Colorado, Wyoming, Western New Mexico, Utah, Kansas, Arizona, Idaho and Nevada	2009
Deutz Corporation	1996	Diesel and natural gas engines	Colorado, Eastern Wyoming, Arizona, New Mexico, Texas, Oklahoma, Kansas, Arkansas, Louisiana, Mississippi, Western Tennessee, Venezuela and Colombia	No expiration date

Our seven key OEMs supply us with diesel engines, transmissions, material handling equipment, and natural gas engines, as well as the aftermarket parts used to support those components. We also purchase large fluid pumps, generators, hydraulic and electrical components, among many other items from an extensive supplier base.

In recent years we have seen the costs of certain of our raw materials and components that contain a significant amount of steel, copper, oil and other price sensitive materials increase at rates higher than inflation. We generally have been able to recover these price increases by raising the price of our goods and services. We expect to continue the practice of raising our prices to offset increases in raw material costs but can give no assurance that we will be able to do so.

Facilities

In addition to our leased headquarters in the central business district of Houston, Texas, we also maintain over 1.8 million square feet of manufacturing, service and sales facilities throughout the central U.S., Venezuela and Colombia, as well as sales offices in Beijing, Hong Kong and Moscow. We have a total of 47 facilities, 36 are located in the United States, of which 15 are owned and 21 are leased, and the remaining 11, all of which are leased, are located abroad. Furthermore, the facilities contain over 130 acres of land to be used for outdoor storage or future expansions.

Our facilities are located close to major onshore and offshore petroleum fields in the United States and in a number of the world’s energy producing nations. A summary of our major locations is shown below:

Location	Leased/Owned	Type

Dallas, TX	Owned	Manufacturing/Service/Sales
Houston, TX (East)	Owned	Manufacturing/Service/Sales
Houston, TX (Northwest)(*)	Leased	Manufacturing/Service/Sales
Odessa, TX	Owned	Manufacturing/Service/Sales
Denver, CO	Owned	Manufacturing/Service/Sales
San Antonio, TX	Owned	Service/Sales
New Orleans, LA	Owned/Leased	Manufacturing/Service/Sales
Farmington, NM	Owned	Service/Sales
Corpus Christi, TX	Owned	Service/Sales

(*)	As part of the SSSI Acquisition, we were granted the option to purchase this property by July 2007.

Employees

As of January 31, 2007, we had approximately 2,307 employees of whom approximately 2,092 were employed in the United States and approximately 215 were employed abroad. Of the approximately 2,092 domestic employees, we have approximately 62 engineers, approximately 700 service technicians, 165 sales and marketing employees, and 1,165 aftermarket, manufacturing, and administrative employees. We consider our current labor relations to be good and do not have any employees in the United States that are represented by labor unions. See “Risk Factors — Risks Related to our Business — Our Success is Dependent on our Ability to Attract and Retain Qualified Employees.”

Manufacturing and Engineering Design

Our manufacturing processes generally consist of fabrication, machining, assembly and testing. Many of our products are designed, manufactured and produced to clients’ specifications, often for long-life and harsh environment applications. To improve quality and productivity, we are implementing a variety of manufacturing strategies including inventory management, flow line manufacturing, and integrated supply chain management.

With the introduction of flow line manufacturing, we are reducing manufacturing hours on certain products by approximately one-third, which we believe to be one of the lowest manufacturing cycle times in the industry for like equipment. In addition, we have been successful in outsourcing the fabrication of subassemblies and components of our products, such as trailers, whenever costs are significantly lower and quality is comparable to our own manufacturing. Our manufacturing operations are principally conducted in five locations around the United States.

We strive to manufacture the highest quality products and are committed to improve the quality and efficiency of our products and processes. We are certified in compliance with ISO 9001:2000.

Although we manufacture many of the components included in our products, the principal raw materials required for the manufacture of our products are purchased from our seven key OEMs, and we believe that available sources of supply will generally be sufficient for our needs for the foreseeable future.

Trademarks and Patents

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws in the United States and other jurisdictions, as well as employee and third party non-disclosure agreements, license arrangements and domain name registrations, as well as unpatented proprietary know-how and other trade secrets, to protect our products, components, processes and applications. We have exclusive world-wide royalty-free irrevocable licenses to use the “Stewart & Stevenson” trademark and logo in perpetuity in all fields of use, subject only to the retained right of SSSI and its affiliates to use the “Stewart & Stevenson” trademark and logo in connection with its tactical vehicle systems business in the same manner as it was used prior to the SSSI Acquisition. With the exception of the “Stewart & Stevenson” trademark and logo, we do not believe any single patent, copyright, trademark or trade name is material to our business as a whole. Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with adequate protection or be commercially beneficial to us and, if applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize technologies or products which are substantially similar to ours.

With respect to proprietary know-how and other proprietary information, we rely on trade secret laws in the United States and other jurisdictions and confidentiality agreements. Monitoring the unauthorized use of our technology is difficult and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position.

Environmental and Health and Safety Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Many of our operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. We believe that we are currently in compliance in all material respects with the terms and conditions of our permits. We are also subject to the federal Occupational Health and Safety Act and similar state and foreign laws which impose requirements and standards of conduct on our operations for the health and safety of our workers. We periodically review our procedures and policies for compliance with environmental and health and safety requirements. We believe that our operations are generally in compliance with applicable environmental regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for investigating and remediating contaminated sites on “responsible parties.” These include, for example: current owners and operators of the site; parties who owned or operated the site at the time hazardous substances were released or spilled at the site; parties who generated wastes and arranged to send them to the site for disposal; and parties who transported wastes to the site. Liability under such laws is strict, meaning, for example, that current owners or operators can be liable even if all releases of hazardous substances occurred before they owned or operated the site, and regardless of the lawfulness of the original disposal activities. Liability under such laws is also joint and several, meaning that a responsible party might be held liable for more than its fair share of investigation or cleanup costs. As a practical matter, however, when more than one responsible party is involved at a site, the costs of investigation and remediation are often allocated among the viable responsible parties on some form of equitable basis. In connection with the SSSI Acquisition, the previous owner of our businesses has retained environmental liabilities relating to pre-closing conditions or occurrences, subject to certain dollar limitations and caps. See “The SSSI Acquisition.” As such, there is or could be contamination at some of our current or formerly owned or operated facilities for which we could be liable under applicable environmental laws.

Regulatory Matters

Our operations and the operations of our customers are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment and of human health and safety, including laws and regulations governing the investigation and clean up of contaminated properties, as well as air emissions, water discharges, waste management and disposal. These laws and regulations affect the products and services we design, market and sell, the facilities where we manufacture and service our products and our customers’ exploration and production activities.

In addition, the part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses. These licenses are subject to annual renewal. Recent regulatory interpretations by and discussions with the Motor Vehicle Division of the Texas Department of Transportation require that we separate, in Texas, the dealer and distributor functions of this part of our business. We have agreed with the Motor Vehicle Division that we will not be a dealer or distributor and that none of our subsidiaries will be both a dealer and a distributor of these products in Texas. Our licenses have not been renewed pending the review and approval of our recently submitted revised, conforming applications. We have received a letter from the Motor Vehicle Division indicating that no enforcement or other action will be taken against us pending our submission of revised applications.

Legal Matters

We are, from time to time, party to various legal proceedings arising out of our business. These proceedings primarily involve commercial claims, product liability claims, intellectual property claims, environmental claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

Management

Executive Officers and Directors

The following table sets forth information with respect to our directors and executive officers as of March 12, 2007.

Name	Age	Position(s)

Hushang Ansary	79	Chairman of the Board of Directors
Robert L. Hargrave	65	Chief Executive Officer and Director
Gary W. Stratulate	50	President, Chief Operating Officer and Director
Jeffery W. Merecka	40	Vice President, Chief Financial Officer and Secretary
Charles T. Hatcher	58	Vice President — Human Resources
Jeffrey R. Martini	35	Vice President — Operational Finance
Nina Ansary	40	Director
Frank C. Carlucci	76	Director and Vice Chairman
James W. Crystal	69	Director
Jack F. Kemp	71	Director
John D. Macomber	79	Director
Stephen Solarz	66	Director
Frank G. Zarb	72	Director

Hushang Ansary (Chairman). Mr. Ansary is a Houston oil industry entrepreneur and philanthropist. He has been our Chairman of the Board since January 2006. He has been Chairman of the Board of Parman Capital Group LLC, a privately held investment company, since December 2005 and principal shareholder of our company. From June 2000 to November 2005, Mr. Ansary was a private investor. Mr. Ansary was Chairman and Chief Executive Officer of IRI International Corporation (IRI), a New York Stock Exchange oilfield equipment company, from March 1995 to June 2000 prior to the merger of IRI with National Oilwell, Inc. on the Board of which Mr. Ansary served from June 2000 to March 2005. Mr. Ansary is a former Economic and Finance Minister of Iran, Iranian Ambassador to the United States and Chairman/CEO of National Iranian Oil Company. Mr. Ansary is also Chairman of the Supervisory Board of Banco di Caribe N.V.

Robert L. Hargrave (Chief Executive Officer and Director). Mr. Hargrave has been a private entrepreneur for the past seven years. Prior to that, he was President and Chief Executive Officer of Stewart & Stevenson Services, Inc. from 1997 to 1999 and the Chief Financial Officer from 1983 to 1997. Mr. Hargrave served as Vice Chairman and Chief Financial Officer at IRI International Corporation, a New York Stock Exchange oilfield equipment company, from 1999 to 2000.

Gary W. Stratulate (President, Chief Operating Officer and Director). Mr. Stratulate has been our President and Chief Operating Officer since January 2006 and was elected to our board of directors in March 2006. Mr. Stratulate was President of Rig Solutions — Eastern Hemisphere of National Oilwell Varco, Inc., an oilfield equipment company, from June 2002 to March 2005. At National Oilwell Varco, Inc., Mr. Stratulate served as Executive Vice President and Assistant to the Chairman of the Board and CEO from March 2005 to January 2006. Mr. Stratulate also served as President of Rig Systems and Controls from July 2000 to May 2002.

Jeffery W. Merecka (Vice President, Chief Financial Officer and Secretary). Mr. Merecka has served as our Vice President and Chief Financial Officer since October 2006 and he also served as our Vice President — Office of the Chairman since January 2006. He has served as our Secretary since January 2007. Mr. Merecka was Vice President of Finance for the Engineered Products Division of Stewart & Stevenson Services, Inc. from November 2001 to January 2006, and from April 2001 to October 2001, was General Manager of its Oiltool Products Division and, from May 1993 to March 2001, was Controller of its Petroleum Equipment Division.

Charles T. Hatcher (Vice President — Human Resources). Mr. Hatcher has been our Vice President — Human Resources since May 2006. Mr. Hatcher was Vice President of Human Resources for the Power Products Division of Stewart & Stevenson Services, Inc. from September 2003 to May 2006. From January 2000 to June 2003, Mr. Hatcher was employed by GE Oil & Gas Pipeline Inspection & Integrity Services, North America, a pipeline inspection company, as its Director of Human Resources.

Jeffrey R. Martini (Vice President — Operational Finance). Mr. Martini has been our Vice President — Operational Finance since January 2006. Mr. Martini was Vice President of Finance for the Power Products Division of Stewart & Stevenson Services, Inc. from March 2003 to January 2006 and, from June 2000 to February 2003, was its Corporate Accounting Manager.

Nina Ansary (Director). Ms. Ansary has been a member of our board of directors since January 2006. Since April 1997, she has served as President of The Ansary Foundation, which undertakes philanthropic endeavors. Ms. Ansary is the daughter of Mr. Ansary, our Chairman of the Board of Directors.

Frank C. Carlucci (Director and Vice Chairman). Mr. Carlucci has been a member of our board of directors since January 2006 and was appointed Vice Chairman of our board of directors in March 2006. Mr. Carlucci is currently retired but, from 1993 to January 2003, was Chairman of The Carlyle Group, a private equity firm. Mr. Carlucci served in various capacities in the U.S. Government, including as Deputy Secretary of Defense, Secretary of Defense and National Security Advisor. Mr. Carlucci currently serves on the board of directors of SunResorts Ltd., N.V., is a member of the Supervisory Board of Banco di Caribe N.V. and is a Trustee of the RAND Corporation.

James W. Crystal (Director). Mr. Crystal has been a member of our board of directors since March 2006. Since 1958, Mr. Crystal has been Chairman and Chief Executive Officer of Frank Crystal & Company, an insurance brokerage firm, is a member of the Supervisory Board of Banco di Caribe N.V. and is Vice Chairman and Trustee of The Mount Sinai Health System, a medical service provider.

Jack F. Kemp (Director). Mr. Kemp has been a member of our board of directors since January 2006. Mr. Kemp is Chairman of Kemp Partners, a strategic consulting firm he founded in July 2002. From July 2004 to February 2005, Mr. Kemp was Co-Chairman of FreedomWorks Empower America, a non-profit, grassroots advocacy organization. From January 1993 to July 2004, Mr. Kemp was Co-Director of Empower America, which merged with Citizens for a Sound Economy to form FreedomWorks Empower America. Mr. Kemp served as a member of Congress for 18 years and as Secretary of the Department of Housing and Urban Development from February 1989 to January 1993. Mr. Kemp also serves on the boards of directors of Oracle Corporation, Hawk Corporation, IDT Corporation, InPhonic, Inc., Six Flags, Inc. and WorldSpace, Inc. and is a member of the Supervisory Board of Banco di Caribe N.V.

John D. Macomber (Director). Mr. Macomber has been a member of our board of directors since January 2006. He has been a Principal of JDM Investment Group, a private investment firm, since 1992. He was Chairman and President of the Export-Import Bank of the U.S. from 1989 to 1992, Chairman and Chief Executive Officer of Celanese Corporation from 1973 to 1986 and a Senior Partner at McKinsey & Company from 1954 to 1973. Mr. Macomber is a Director of Mettler — Toledo International Inc. He is Chairman of The Council for Excellence in Government and Vice Chairman of The Atlantic Council. Mr. Macomber has been a Director of Lehman Brothers Holdings Inc. since 1994 and is a member of the Supervisory Board of Banco di Caribe N.V.

Stephen Solarz (Director). Mr. Solarz has been a member of our board of directors since January 2006. He has been the President of Solarz Associates, an international consulting firm, since January 1993 and also serves as a Senior Counselor to APCO Associates since 1994, a public affairs firm. Mr. Solarz was elected to the U.S. Congress in 1974 and was re-elected eight times. Mr. Solarz currently serves on the board of directors of GlobalSantaFe Corporation.

Frank G. Zarb (Director). Mr. Zarb has been a member of our board of directors since October 2006. He has been a Managing Director and Senior Advisor of Hellman & Friedman, LLC, a private equity investment firm, since March 2002 and he has also served as a non-executive Chairman and Advisor for the Promontory Financial Group, a

financial and regulatory consulting firm, since May 2002. Mr. Zarb has served as Chairman and Chief Executive Officer of the National Association of Securities Dealers, Inc. from February 1997 until October 2000 and The Nasdaq Stock Market, Inc. from February 1997 to January 2001 and as Chairman of those organizations until September 2001. From 1994 to January 1997 Mr. Zarb was Chairman, President and Chief Executive Officer of Alexander & Alexander Services, Inc., a worldwide insurance brokerage and professional services consulting firm. He served in senior posts with seven U.S. Presidents, including the Federal Energy Administration (Energy Czar) in the Ford Administration. He is a director of American International Group, Inc.

Board Committees

In the event that we consummate the proposed initial public offering of our common stock, we intend to avail ourselves of the “controlled company” exception under the corporate governance rules of the New York Stock Exchange. Accordingly, our certificate of incorporation and bylaws, as well as the corporate governance rules of the New York Stock Exchange, do not require that we have a majority of independent directors on our board of directors nor will they require us to have a compensation committee or a nominating and corporate governance committee.

Upon completion of the proposed initial public offering, the standing committees of our board of directors will include the audit committee, the compensation committee and the executive committee, as described below.

Executive Committee

Our executive committee currently consists of Mr. Hushang Ansary, as Chairman, Ms. Nina Ansary, Mr. Frank C. Carlucci, and Mr. John D. Macomber. Except as limited by Delaware law, the executive committee will exercise the authority of our board of directors when the full board of directors is not in session.

Audit Committee

Upon consummation of the proposed initial public offering of our common stock, our audit committee will consist of three “independent” directors as defined under the applicable rules of the SEC and the New York Stock Exchange. The members of the audit committee will be Mr. James W. Crystal, who will serve as the audit committee financial expert and as the Chairman of the committee, Mr. Frank C. Carlucci and Mr. Stephen Solarz. This committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties include:

•	selecting independent auditors;

•	reviewing the scope of the audit to be conducted by them, as well as the results of their audit;

•	approving non-audit services provided to us by the independent auditor;

•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•	appraising our financial reporting activities, including our annual report, and the accounting standards and principles followed; and

•	conducting other reviews relating to compliance by our employees with our policies and applicable laws.

Compensation Committee

Our compensation committee currently consists of Mr. Frank G. Zarb, as Chairman, Mr. Hushang Ansary and Mr. Jack F. Kemp. Each of Messrs. Zarb and Kemp is an “independent director” as defined under the applicable rules of the SEC and the New York Stock Exchange. Our compensation committee reviews and recommends policy relating to compensation and benefits of our directors and executive officers, including evaluating executive officer performance, reviewing and approving executive officer compensation, reviewing director compensation, making recommendations to the board with respect to the approval, adoption and amendment of incentive compensation plans, administering equity-based incentive compensation and other plans and reviewing executive officer employment agreements and severance arrangements.

Director Compensation

Directors who are also full-time officers or employees of our company receive no additional compensation for serving as directors. All other directors receive an annual retainer of $60,000. Each non-employee director also receives an annual fee of $10,000 for serving as the chair of a standing committee, with the exception of the chair of the audit committee, who receives an annual fee of $15,000. In addition, each director who otherwise serves on a committee receives an annual fee of $5,000.

Compensation Discussion and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead our company and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty and long-term commitment to the company and the achievement of our goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. None of our executive officers are party to written or unwritten employment agreements or severance or change in control arrangements with us.

Our compensation committee is responsible for reviewing, and modifying when appropriate, the overall goals and objectives of our executive compensation programs, as well as our levels of compensation. In addition, our compensation committee is responsible for evaluating the performance of each of our executive officers and approving the compensation level of each of our executive officers.

Compensation Components

Executive compensation consists of the following:

Base Salary

The primary component of compensation of our executives is base salary. We believe that the base salary element is required in order to provide our executive officers with a stable income stream that is commensurate with their responsibilities and the competitive market conditions. The base salary levels of our executives with respect to Fiscal 2006 were established based upon: (i) the individual’s particular background and circumstances, including experience and skills, (ii) our knowledge of competitive factors within the industry in which we operate, (iii) the job responsibilities of the individual and (iv) our expectations as to the performance and contribution of the individual and our judgment as to the individual’s potential future value to us. In establishing the current base salary levels, we did not engage in any particular benchmarking activities or engage any outside compensation advisors. We expect that in future years, base salary levels will be established based upon these factors as well as additional factors including then existing base salary levels, prior year’s performance, the individual’s length of service to us and other elements. For Fiscal 2006, the base salary for Mr. Ansary, our chairman of the board of directors and of the executive committee and our founder, was significantly higher than that of our other executive officers. Mr. Ansary determines the overall strategy and direction for our company. Mr. Ansary has a major role in the creation of organic and aquisitive growth opportunities for our company, expanding our international presence, enhancing our productivity and the overall achievement of our global strategic objectives. Mr. Ansary’s total compensation for Fiscal 2006 of $2.5 million was established in light of his unique role in our company and agreed to as part of the terms of our senior credit facility. Pursuant to the terms of our senior credit facility, Mr. Ansary’s total compensation for any fiscal year may not exceed $5,000,000, provided that after consummation of an initial public equity offering, any change in Mr. Ansary’s total compensation will be subject only to the approval of our board of directors.

Bonus

We also provide our executives bonus cash compensation based on performance. These cash bonuses are discretionary as to the amount, timing and conditions and are not determined pursuant to any established formula or other established criteria or numerical guidelines. Our annual cash bonuses are designed to reward our executive officers for their performance during the most recent year. We believe that these cash bonuses provide a significant incentive to our executives towards our company-level objectives. Thus, we believe that our bonus program provides an important motivating factor, as well as an incentive to attract and retain our executive officers. Our bonus program does not limit the amount which may be awarded to any executive, nor does it currently provide for the establishment of any bonus pool or other means by which the overall total bonus payments to executives is set. In determining bonus amounts, we take into account the overall performance of the company, on an absolute basis and in relation to our budget. Bonus amounts reflect our assessment of each executive’s contribution to our performance; in making this assessment we do not focus on any particular metric nor have we identified any particular criteria that we evaluate in making such assessment. In determining bonus amounts, we take into account each executive’s base salary in order to assure that total compensation reflects such executive’s contribution. The bonus amounts paid to Mr. Merecka in Fiscal 2006 reflect in part his promotion to vice president and chief financial officer in October 2006.

401(k) Plan

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of all eligible employees. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. We match 50% of employee contributions to the 401(k) Plan, capped at 6% of the employee’s salary. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made. We provide this benefit to our executive officers because it is a benefit we provide to all of our eligible employees and it is provided to our executive officers on the same basis as all other eligible employees.

Executive Officer Benefits

We also currently provide our executive officers with the following benefits: (i) payment of life insurance premiums, (ii) payment of medical insurance premiums, (iii) accidental death and dismemberment insurance, (iv) long term disability insurance and (v) payment of parking expenses at our headquarters. We provide these benefits as we feel they are appropriate for executives providing the level of service our executive officers provide to us and are consistent with, and comparable to, the types and levels of benefits generally provided in the marketplace.

Equity Based Compensation

As a private company, we currently do not provide any generally available type of equity or equity-based compensation to our executive officers. We currently anticipate that, after the consummation of our initial public offering, we may implement an incentive compensation plan pursuant to which our executive officers and others may participate, under which we may grant awards in the form of options, stock appreciation rights, restricted shares, restricted units, performance shares or performance units and senior executive plan bonuses. Any incentive plan implemented will aim to attract, reward and retain qualified personnel and to provide incentives to set forth maximum efforts for the success of our business.

On November 10, 2006, and on October 12, 2006, respectively, Mr. Ansary, our principal shareholder, sold an amount of common units equal to 3.25% of our outstanding equity to Mr. John Simmons, who was then our vice chairman and chief executive officer, and 1.0% of our outstanding equity to Mr. Gary Stratulate, our president and chief operating officer, subject to repurchase rights at the original price by Mr. Ansary which expire at annual vesting dates on a pro rated basis over six and three years, respectively, beginning on January 23, 2006. In January 2007, Mr. Simmons resigned and all equity sold to him was repurchased by Mr. Ansary, including the vested portion which was repurchased at fair market value.

In connection with the employment of Mr. John Simmons, our former vice-chairman and chief executive officer, Mr. Ansary, our principal owner, agreed to sell Mr. Simmons 3.25% of our outstanding common equity. The sale was effected on November 10, 2006, and the equity transferred was subject to repurchase rights at the original price which expired at annual vesting dates over six years, beginning January 23, 2006. Mr. Simmons resigned in January 2007 and all equity sold to him was repurchased by Mr. Ansary, including the vested portion, which was repurchased by mutual agreement at fair market value.

In connection with the employment of Mr. Gary Stratulate, our president and chief operation officer, taking into account his experience and the merits of his capabilities, and to secure the benefits thereof for the company on a going-forward basis, Mr. Ansary agreed to sell Mr. Stratulate 1% of our outstanding common equity. The sale was effected on October 12, 2006, and the equity transferred is subject to repurchase rights at the original price which expire at annual vesting dates over three years, beginning on January 23, 2006.

The above-described equity sales did not involve the issuance of any new equity by the company, and there are no similar arrangements between Mr. Ansary and any other officer, director or employee of the company.

Summary Compensation Table

We consummated the SSSI Acquisition on January 23, 2006 and, as a result, we conducted operations for only one week of Fiscal 2005. As a result, individual compensation information paid by Stewart & Stevenson LLC to our named executive officers during that one week period is not material. The following table sets forth the compensation of our most highly compensated executive officers, which include our chief executive officer, for Fiscal 2006. We refer to these individuals as our named executive officers.

				Equity	All Other
Name and Principal Position	Year	Salary	Bonus	Awards	Compensation		Total
Hushang Ansary	2006	$2,500,000	$—	$—	$6,511		$2,506,511
Chairman of the Board of Directors and of the Executive Committee
John B. Simmons	2006	750,000	—	1,446,000	206,712	(1)	2,402,712
Former Vice Chairman and Former Chief Executive Officer
Robert L. Hargrave	2006	44,383(2)	—	—	913		45,297
Chief Executive Officer and Director
Gary W. Stratulate	2006	500,000	500,000	2,224,000	19,348		3,243,348
President, Chief Operating Officer and Director
Donald K. Kyle(3)	2006	407,501	275,000	—	16,055		698,556
Senior Vice President
Jeffery W. Merecka	2006	188,462	300,000	—	10,542		499,004
Vice President, Chief Financial Officer and Secretary

(1)	Includes a severance payment in the amount of $187,500 paid upon Mr. Simmons’ resignation.

(2)	Mr. Hargrave became our chief executive officer on January 21, 2007 and, prior to such time, was not employed by us. His annual salary is $600,000.

(3)	Mr. Kyle resigned as of March 21, 2007.

Equity Awards

On November 10, 2006, and on October 12, 2006, respectively, Mr. Ansary, our principal shareholder, sold 218 common units, equal to 3.25% of our outstanding equity, to Mr. John Simmons, who was then our vice chairman and chief executive officer, and 67 common units, equal to 1.0% of our outstanding equity, to Mr. Gary Stratulate, our president and chief operating officer, subject to repurchase rights at the original price by Mr. Ansary which expire at annual vesting dates on a pro rated basis over six and three years, respectively, beginning on January 23, 2006. In January 2007, Mr. Simmons resigned and all equity sold to him was repurchased by Mr. Ansary, including the vested portion which was repurchased by mutual agreement at fair market value. The following tables set forth the number of units that vested during Fiscal 2006 and the number of units that were unvested and outstanding at the end of Fiscal 2006. As further described in Note 8 to the interim financial statements included elsewhere in this prospectus, the value of the units reflected in the tables below represent fair value of the units determined in accordance with Statement of Financial Accounting Standards 123(R). Even though the equity sales described above were not the issuances of new equity by the company, we are required by accounting principles to account for these equity sales as compensation paid by us.

Units Vested During Fiscal 2006

	Equity Awards
	Number of
	Units Acquiring	Value Realized
Name of Executive Officer	on Vesting	on Vesting
John B. Simmons	36	$1,446,000
Gary W. Stratulate	45	2,224,000

Outstanding Equity Awards at End of Fiscal 2006

Equity Awards
	Number of	Market Value of
	Units That Have	Units That Have
Name	Not Vested	Not Vested
Gary W. Stratulate	22	$1,122,000

Severance Payments to Former Executive Officers

On January 21, 2007, Mr. Simmons ceased serving as our vice chairman and chief executive officer and received a severance payment, negotiated at the time of his resignation, of $187,500, which represented three months of his annual salary.

Director Compensation

Directors who are also full-time officers or employees of our company receive no additional compensation for serving as directors. All other directors receive an annual retainer of $60,000. Beginning in the fourth quarter of Fiscal 2006, each non-employee director also receives an annual fee of $10,000 for serving as the chair of a standing committee, with the exception of the chair of the audit committee, who receives an annual fee of $15,000. In addition, each director who otherwise serves on a committee receives an annual fee of $5,000. The following table sets forth compensation received by our directors in Fiscal 2006.

	Fees Earned or
Name	Paid in Cash	Total
Hushang Ansary	$—	$—
Nina Ansary	61,250	61,250
Frank C. Carlucci	62,500	62,500
James W. Crystal	63,750	63,750
Robert L. Hargrave	—	—
Jack F. Kemp	61,250	61,250
John D. Macomber	61,250	61,250
John B. Simmons	—	—
Stephen Solarz	61,250	61,250
Gary W. Stratulate	—	—
Frank G. Zarb(1)	17,500	17,500

(1)	Mr. Zarb joined our board of directors in October 2006.

Principal Stockholders

The following table sets forth certain information as of March 28, 2007 regarding the beneficial ownership of our outstanding common shares:

•	each person or entity known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 28, 2007 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder’s name. Unless otherwise indicated, the address for each of the individuals listed below is: c/o Stewart & Stevenson Inc., 1000 Louisiana St., Suite 5900, Houston, Texas 77002.

	Common Units	Percentage of
	Beneficially	Common Units
Name and Address of Beneficial Owner	Owned	Beneficially Owned

Parman Capital Group LLC(1)	4,184	62.75%
EC Investments B.V.(2)	1,539	23.08%
BDC Investments B.V.(2)	128	1.92%
Banco di Caribe N.V.(3)	1,667	25.00%
Hushang Ansary(3)(4)	4,184	62.75%
Robert L. Hargrave	0	0%
Gary W. Stratulate(5)	67	1.00%
Jeffery W. Merecka	0	0%
Nina Ansary	400	6.00%
Frank C. Carlucci(3)(6)	350	5.25%
James W. Crystal(3)	0	0%
Jack F. Kemp(3)	0	0%
John D. Macomber(3)	0	0%
Stephen Solarz	0	0%
Frank G. Zarb	0	0%
All directors and executive officers as a group (13 persons)	5,000	75.00%

(1)	Mr. Hushang Ansary is the sole member of Parman Capital Group LLC and has sole voting and dispositive power with respect to the shares held by Parman Capital Group LLC.

(2)	EC Investments B.V. is indirectly 93.9% owned and BDC Investments B.V. is 100% indirectly owned by Banco di Caribe N.V. (the “Bank”). Mr. Gijsbert van Doorn, the chief executive officer of EC Investments B.V., has sole voting and dispositive power with respect to the shares held by EC Investments B.V. Mr. Steven C. Graybill, the chief executive officer of BDC Investments B.V., has sole voting and dispositive power with respect to the shares held by BDC Investments B.V.

(3)	Shares beneficially owned by the Bank reflect beneficial ownership of shares held by EC Investments B.V. and BDC Investments B.V. Mr. Hushang Ansary is chairman of the Supervisory Board of the Bank and of a private investment company that owns a controlling interest in the Bank. Messrs. Carlucci, Crystal, Kemp and Macomber are also members of the Supervisory Board of the Bank. Each of Messrs. Ansary, Carlucci, Crystal, Kemp and Macomber disclaim beneficial ownership of such shares.

(4)	Reflects beneficial ownership of shares held by Parman Capital Group LLC.

(5)	Includes shares which are subject to certain repurchase rights. See “Management — Executive Compensation.”

(6)	Reflects shares held by Frank C. Carlucci III Revocable Trust.

Certain Relationships and Transactions

James W. Crystal, a member of our board of directors, is also the Chairman and Chief Executive Officer of Frank Crystal & Company, Inc., an insurance brokerage firm. In Fiscal 2005, we purchased insurance coverage through Frank Crystal & Company, Inc., generating commissions to Frank Crystal and Company, Inc. of $491,507. The purchase of this coverage was negotiated on an arm’s length basis and we believe that the premium was within the range of market prices for similar types of insurance coverage. We currently anticipate that we will continue to procure insurance from Frank Crystal & Company, Inc.

In 2006, we paid ESI Properties LLC, an affiliate of Mr. Ansary, $931,000 as reimbursement for expenses incurred by us in connection with the SSSI Acquisition, consisting of $110,000 for air travel, at cost, $21,000 for other travel expenses, at cost, and $800,000 for legal expenses paid. In addition, we also paid ESI Properties LLC $1,750,000 to acquire from it, at cost, fractional ownership of aircraft and $600,000 to acquire from it, at net book value, office furnishings and equipment. The reimbursed amounts reflect costs actually incurred for services provided by third parties. We believe the price paid for the assets acquired was comparable to the price that would have been obtained from third parties. As ESI Properties LLC is wholly-owned by Mr. Ansary, the dollar value to Mr. Ansary of the amount paid to ESI Properties LLC is equal to the entire amount paid. We do not currently anticipate that we will engage in similar transactions with Mr. Ansary or his affiliates in the future.

The Company’s current practice with respect to related party transactions is as follows: (i) transactions with a value not exceeding $10,000 are subject to approval by our Chief Executive Officer (other than transactions in which our Chief Executive Officer is party), (ii) transactions in which our Chief Executive Officer is party or transactions with a value in excess of $10,000 and not exceeding $100,000 are subject to approval by our Executive Committee (excluding, as appropriate, the participation of the member of the Executive Committee party to such transactions) and (iii) all other transactions are subject to approval of our Board of Directors.

The SSSI Acquisition

On January 23, 2006, we acquired substantially all of the equipment, aftermarket parts and service, and equipment rental businesses that primarily serve the oil and gas industry of Stewart & Stevenson Services, Inc. and its affiliates, which we refer to collectively as the Seller. We refer to this purchase as the SSSI Acquisition. The SSSI Acquisition was consummated pursuant to two separate purchase agreements — one relating to the portion of the acquired businesses accounted for by the Seller as its engineered products segment and one relating to the portion of the acquired businesses accounted for by the Seller as its power products segment.

The cash consideration for the SSSI Acquisition was $285.6 million. In addition, we assumed certain liabilities, including, among others, liabilities with respect to bids outstanding as of the closing, product liabilities manifested after the closing relating to products designed, manufactured, distributed or sold prior to or after the closing, liabilities to customers relating to unexpired product warranties, contractual obligations to be performed or discharged at or after the closing under assumed contracts, $3 million of indebtedness related to our El Paso, Texas Freightliner dealership and certain other specified liabilities. The Seller retained all other liabilities relating to the acquired businesses.

As part of the SSSI Acquisition, we acquired an exclusive world-wide royalty-free irrevocable license to use the “Stewart & Stevenson” name and logo in perpetuity and in all fields of use; subject only to the Seller’s retained right to use the “Stewart & Stevenson” name and logo in connection with its tactical vehicle systems business in the same manner as it was used prior to the SSSI Acquisition. Effective on the closing of the SSSI Acquisition, we hired substantially all of the officers and employees of the Seller who principally work in the acquired businesses on substantially the same terms and conditions of their employment before the SSSI Acquisition. The purchase agreements provide that, for a period of three years, neither we nor the Seller may solicit or hire the other’s employees, except pursuant to general advertisements or solicitations. However, pursuant to an agreement among us and the Seller, we have subsequently hired key executives and other personnel of the Seller.

The purchase price for the SSSI Acquisition excluded certain fees and expenses associated with the related financing and was subject to aggregate post-closing adjustments of $6.4 million for the benefit of the Seller, which we have paid. The total fees and expenses, including fees and expenses associated with the acquisition-related financings, were approximately $5.2 million.

The purchase agreements contain customary representations, warranties, and agreements for transactions like the SSSI Acquisition. These include indemnities for any breaches of any of our respective representations and warranties in, or our obligations under, the purchase agreements. Indemnification claims for breaches of representations and warranties, related to (i) the portion of our business accounted for by the Seller as its engineered products segment to the extent such liabilities exceed $25,000 per occurrence or $100,000 per series of related occurrences, subject thereafter to an aggregate threshold and cap, respectively, applicable to all breaches of representation or warranties, of $150,000 and $35 million, respectively, and (ii) the portion of our business accounted for by the Seller as its power products segment to the extent such liabilities exceed $100,000 per occurrence or $500,000 per series of related occurrences, subject thereafter to an aggregate threshold and cap, respectively, applicable to all breaches of representations and warranties, or $750,000 and $50 million, respectively. Subject to limited exceptions, the representations and warranties of the parties survive for 18 months after the closing. The indemnity obligations of the parties for breaches of their obligations under the purchase agreements are not subject to any thresholds or caps.

In addition, the Seller indemnified us for liabilities relating to its ownership or operation of the acquired businesses prior to the closing, for any brokerage fees owed pursuant to any broker arrangements with the Seller, for any benefit plan liabilities of the Seller (other than plans of entities we acquired from the Seller) and for all liabilities retained by the Seller, which include, among other things, pre-closing taxes, those contractual obligations not assumed by us. We indemnified the Seller for liabilities relating to our ownership or operation of the acquired businesses after the closing and for all liabilities that we expressly assumed.

Our transition services agreement with the Seller, executed as contemplated by the purchase agreements, provides for certain services to be provided by each party for a term of 12 months following the closing (unless earlier terminated in accordance with its terms), which 12-month term may be extended for an additional 6 months at the option of either party. The transition services agreement provides that the Seller will, among other things, provide us:

•	access to its test track facilities for the testing of our vehicles,

•	use of certain leased equipment, and

•	personnel for our offices in Hong Kong and Beijing.

The transition services agreement further provides that we will, among other things, provide the Seller:

•	management information services,

•	assistance in preparing its Hurricane Katrina insurance claims,

•	support and/or services for payroll, accounting, record retention and retrieval and tax matters,

•	inventory storage and removal, and

•	office space and utility services.

From the date of the SSSI Acquisition through January 31, 2007, we have received total net fees from the Seller under the transition services agreement of approximately $0.1 million.

Description of Other Indebtedness

Senior Credit Facility

We originally entered into our senior credit facility on January 25, 2006. It was amended and restated on July 6, 2006 and was again amended and restated pursuant to a second amended and restated credit agreement on February 13, 2007. The senior credit facility currently provides for a $250.0 million (expandable to $325.0 million) 5-year revolving credit facility, subject to availability, which includes a $25.0 million (expandable to $35.0 million) sub-limit for a 5-year Canadian revolving credit sub-facility (which is only available to Canadian Borrowers), a $30.0 million sub-limit for letters of credit and a $30.0 million sub-limit for swingline loans.

The revolving credit facility also provides for a $15.0 million sub-limit for protective advances, which are loans that are unilaterally made by the administrative agent that it deems are necessary or desirable for reasons in its discretion (based upon its determination made in good faith and in the exercise of reasonable business judgment), including to preserve or protect the collateral and to enhance the likelihood of repayment of all of the loans. In addition, the administrative agent may in its sole discretion make overadvance loans at the Borrowers’ request in an amount not to exceed $15.0 million. Overadvance loans may be made at the administrative agent’s sole discretion in excess of the amount that is available under the revolving credit facility. The Canadian revolving credit sub-facility similarly provides for a $2.5 million sub-limit for Canadian protective advances and a $2.5 million limit on Canadian overadvance loans. Borrowings by our company pursuant to protective advances and overadvances are treated no differently than any other loans under the revolving credit facility in determining the remaining amount of credit available under the facility.

Our availability and the revolving credit facility is based on a formula that calculates the domestic borrowing base and the Canadian borrowing base, which are based on a percentage of the value of accounts receivable and inventory plus a fixed asset component, if applicable, of the domestic Borrowers and their domestic subsidiaries and the Canadian Borrowers and their Canadian subsidiaries, respectively, subject to customary eligibility requirements and net of customary reserves. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, the accuracy of representations and warranties in all material respects and the absence of defaults.

Interest.  Borrowings under the revolving credit facility (other than borrowing in Canadian dollars under the Canadian revolving credit sub-facility) bear interest, at our option, at either the Alternate Base rate or the Adjusted LIBOR Rate, plus the Applicable Percentage for revolving credit loans, which ranges from 0.00% to 0.25%, in the case of Alternate Base Rate loans, and from 1.25% to 2.00%, in the case of Eurodollar loans, in each case, depending on our leverage ratio. Swingline loans bear interest at the Alternate Base Rate plus the Applicable Percentage for revolving credit loans. Protective advances and overadvances bear interest at the Alternate Base Rate plus the Applicable Percentage for revolving credit loans plus 2%.

Bankers’ Acceptances and Canadian Prime Rate interest options will be available for Canadian dollar borrowings under the Canadian revolving credit sub-facility. Under the Bankers’ Acceptances option, the Canadian Borrowers pay the lenders accepting Bankers’ Acceptances an Acceptance Fee calculated at the Applicable Percentage for US dollar Eurodollar loans referred to above. In addition, the lenders accepting Bankers’ Acceptances are entitled to purchase the Bankers’ Acceptances on a discounted basis at the Discount Rate. Borrowings under Canadian Prime Rate interest option bear interest at the Canadian Prime Rate plus 0.75% plus the Applicable Percentage for US dollar Alternate Base Rate loans referred to above.

The revolving credit facility may be borrowed, repaid and reborrowed from time to time until February, 2012, subject to satisfaction of certain customary conditions on the date of any such borrowing, including availability under the borrowing base.

Guarantees and security.  Certain of our subsequently acquired or organized domestic subsidiaries that are not Borrowers, which we refer to as the Guarantors, guarantee on a senior secured basis the Borrowers’ obligations under the senior credit facility. In addition, our obligations, along with the obligations of the other Borrowers under the senior credit facility, and these guarantees are secured by substantially all the Borrowers’ and Guarantors’ assets, including but not limited to:

•	a first-priority pledge of all the capital stock of subsidiaries held by the Borrowers or any Guarantor which, in the case of capital stock of any foreign subsidiary, is limited to only first-tier foreign subsidiaries and then only 66% of the voting capital stock of such first-tier foreign subsidiary, and

•	first-priority security interests in substantially all of the Borrowers’ and the Guarantors’ tangible and intangible assets, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, cash and proceeds of such assets.

Covenants.  The senior credit facility contains a financial covenant requiring us to maintain, except during periods when availability under the senior credit facility is at least $30.0 million (or at least $25.0 million for the first 90 days after February 13, 2007), a fixed charge coverage ratio of at least 1.1 to 1.0. The senior credit facility also contains restrictive covenants pertaining to the management and operation of the Borrowers and the Guarantors and their subsidiaries. These restrictive covenants include significant limitations on asset sales, indebtedness (excluding the notes), creation of liens, mergers and acquisitions, fundamental changes, investments and loans, dividends, payment of indebtedness, transactions with affiliates, sale and lease-back transactions, inter-Borrower transactions and amendment of material documents. In addition, incurrence of additional debt, receipt of casualty and condemnation payments and sale of assets would require mandatory repayment of the loans. The senior credit facility also contains customary affirmative covenants, including furnishing financial statements, providing notice of material events, maintaining the existence and conduct of business, paying third party obligations, maintaining properties, complying with laws, using loan proceeds for working capital, general corporate and other specified purposes, maintaining adequate insurance and the providing of additional collateral by newly formed subsidiaries.

Events of default.  The senior credit facility provides for customary events of default (relating, in certain cases, to both us and our subsidiaries), including:

•	failure to make payments when due;

•	breach of covenants;

•	breach of representations and warranties;

•	default under any agreement relating to material indebtedness (which includes debt for borrowed money and obligations in respect of hedge transactions) in excess of $10.0 million;

•	bankruptcy and other insolvency events;

•	judgment defaults;

•	defaults under the Employee Retirement Income Security Act of 1974, as amended; and

•	certain change of control events. Change of control events include (a) the current controlling shareholders ceasing to hold certain threshold percentage (which threshold reduces after the completion of a qualified public offering)of voting equity interests in Stewart & Stevenson LLC, (b) Stewart & Stevenson LLC ceasing to hold, directly or indirectly, 100% of the other Borrowers or any Guarantors, subject to certain exceptions, (c) occupation of a majority of the board of directors by persons who were neither nominated board of directors of Stewart & Stevenson LLC nor appointed by directors so nominated, (d) the acquisition of direct or indirect control of any loan party by any person or group other than the current controlling shareholders or (e) so long as any of the senior notes are outstanding, any “change in control” or other similar term described the indenture. Please see the definition of “Change in Control” in the second amended and restated credit facility for more full description of change in control events.

Floor Plan Financing Agreement

To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with Amergy Bank National Association during Fiscal 2004. In connection with the SSSI Acquisition, this floor plan financing agreement was modified. As modified, this floor plan facility allows for borrowings of up to $3.0 million and is secured by $3.0 million of cash collateral. The floor plan facility has a one year maturity which automatically renews each year for one additional year. The obligations of our unrestricted subsidiary Stewart & Stevenson Truck Holdings LLC under the floor plan facility have recourse only to Stewart & Stevenson Truck Holdings LLC. As of January 31, 2007, $2.0 million in advances were outstanding under this floor plan facility. Advances under this floor plan facility bear interest at the prime rate.

Description of Notes

Except as otherwise indicated, the following description relates to both outstanding notes and the exchange notes and is meant to be only a summary of the material provisions of the Indenture. This description does not restate all of the terms of the Indenture in its entirety. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes in all material respect, except that:

•	the exchange notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer and will not contain provisions relating to an increase in the interest rate that were included in the terms of the outstanding notes in circumstances relating to the timing of the exchange offer; and

•	the holders of the exchange notes will not be entitled to all of the rights of the holders of the outstanding notes under the registration rights agreement, which terminates upon the completion of the exchange offer.

For purposes of this section, references to the notes shall be deemed to refer to the outstanding notes or exchange notes, as applicable.

The notes were originally issued on July 6, 2006 under the Indenture (the “Indenture”) among the Issuers, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The aggregate principal amount of notes which may be issued under the Indenture is unlimited, although the issuance of notes under the Indenture is limited to $150 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the notes other than issue date, issue price and the first interest payment date (the “additional notes”). We will only be permitted to issue such additional notes if, at the time of such issuance, we were in compliance with the covenants contained in the Indenture. Any additional notes will be part of the same issue as the notes that we are currently offering and will be considered collectively as a single class for all purposes under the Indenture and, accordingly, holders of additional notes will vote and consent on all matters together with the holders of the notes offered hereby.

This description of notes is intended to be a useful overview of the material provisions of the notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Issuers (as defined below) and your rights. The Company will make a copy of the Indenture available to the holders and to prospective investors upon request as set forth under “Where You Can Find More Information.”

You will find the definitions of capitalized terms used in this description under the heading “— Certain definitions.” For purposes of this description, references to the “Company” refers only to Stewart & Stevenson LLC and not to its subsidiaries, and references to the “Issuers,” “we,” “our” and “us” refer only to the Company and Stewart & Stevenson Funding Corp., as co-issuers of the notes, and not to their subsidiaries.

Stewart & Stevenson Funding Corp. is a newly formed Delaware corporation and a wholly owned subsidiary of the Company that has been formed for the purpose of acting as co-issuer of the notes. Stewart & Stevenson Funding Corp. is nominally capitalized and does not have any operations or revenues. As a result, prospective purchasers of the notes should not expect Stewart & Stevenson Funding Corp. to participate in servicing the interest and principal obligations on the notes. See “— Certain covenants — Restrictions on activities of Stewart & Stevenson Funding Corp.” However, in the event Stewart & Stevenson LLC is converted to Stewart & Stevenson Inc. in connection with the proposed initial public offering, the Indenture allows us to eliminate Stewart & Stevenson Funding Corp. as a co-issuer.

General

The notes.

The notes:

•	are general unsecured, senior obligations of the Issuers;

•	are limited to an aggregate principal amount of $150 million, subject to our ability to issue additional notes;

•	mature on July 15, 2014;

•	are issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	are represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form. See “Book-entry settlement and clearance;”

•	rank equally in right of payment to any future senior Indebtedness of the Issuers, without giving effect to collateral arrangements;

•	are unconditionally guaranteed on a senior basis by Stewart & Stevenson Distributor Holdings LLC, Stewart & Stevenson Power Products LLC, Stewart & Stevenson Petroleum Services LLC and S&S Agent LLC, representing each Domestic Subsidiary of the Company other than Stewart & Stevenson Truck Holdings LLC, which has been designated as an Unrestricted Subsidiary See “Subsidiary guarantees;” and

•	are expected to be eligible for trading in the PORTAL market.

Interest

Interest on the notes will compound semi-annually and:

•	accrue at the rate of 10% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on January 15 and July 15, commencing on January 15, 2007;

•	be payable to the holders of record on the January 1 and July 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

We also will pay additional interest to holders of the notes if we fail to complete the Exchange Offer described in the Registration Rights Agreement within 270 days after the issuance of the notes or if certain other conditions contained in the Registration Rights Agreement are not satisfied.

Payments on the notes; paying agent and registrar

We will pay principal of, premium, if any, and interest on, the notes at the office or agency designated by the Issuers except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered address as it appears in the Registrar’s books. We have initially designated the corporate trust office of the Trustee to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the notes, and any Issuer or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Transfer and exchange

A holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Issuers, the Trustee or the Registrar for any registration of transfer or exchange of notes, but the Issuers may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any note selected for redemption. Also, the Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes.

Optional redemption

Except as described below, the notes are not redeemable until July 15, 2010. On and after July 15, 2010, the Issuers may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage

2010	105.00%
2011	102.50%
2012 and thereafter	100.00%

Prior to July 15, 2009, the Issuers may on any one or more occasions redeem up to 35% of the original principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the original principal amount of the notes remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of such Equity Offering.

Notwithstanding the preceding paragraphs, the notes will be redeemable, at our option, at any time prior to July 15, 2010, in whole or from time to time in part, at a price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed plus accrued but unpaid interest to the date of redemption; and

(2) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to July 15, 2010 (except for currently accrued but unpaid interest) (assuming the notes are redeemed, and based on the applicable redemption price, on that date) discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate, plus 50 basis points, plus (b) accrued but unpaid interest to the date of redemption.

The actual redemption price, calculated as provided in this description, will be calculated and certified to the Trustee and us by the Independent Investment Banker. For purposes of determining the optional redemption price pursuant to this paragraph, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to July 15, 2010 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity.

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means J.P. Morgan Securities Inc. and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Reference Treasury Dealer” means J.P. Morgan Securities Inc. and its successors, plus three other dealers selected by the Independent Investment Banker that are primary U.S. government securities dealers in New York City; provided, if J.P. Morgan Securities Inc. or any primary U.S. government securities dealer selected by the Independent Investment Banker shall cease to be a primary U.S. government securities dealer, then such other primary U.S. government securities dealers as may be substituted by the Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) at 3:30 p.m., New York City time, on the third business day preceding such redemption date, as quoted in writing to the Trustee by such Reference Treasury Dealer.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week in which the calculation date falls (or in the immediately preceding week if the calculation date falls on any day prior to the usual publication date for such release) or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date. Any weekly average yields calculated by interpolation or extrapolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

If the optional redemption date is on or after an interest payment record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose notes will be subject to redemption by the Issuers.

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

The Issuers are not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The Issuers may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Ranking

The notes are general unsecured obligations of the Issuers that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all existing and future liabilities of the Issuers that are not so subordinated and will be effectively subordinated to all of our secured Indebtedness and liabilities of our Subsidiaries that do not guarantee the notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the Issuers or their Subsidiary Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the senior credit facility or other senior secured Indebtedness, the assets of the Issuers and their Subsidiary Guarantors that secure such senior secured Indebtedness will be available to pay obligations on the notes and the Subsidiary Guarantees only after all Indebtedness under such senior credit facility and other senior secured Indebtedness has been repaid in full from such assets. In such event, that there may not be sufficient assets remaining to pay amounts due on any or all the notes and the Subsidiary Guarantees then outstanding.

As of January 31, 2007,

•	outstanding Indebtedness of the Issuers and the Subsidiary Guarantors was $201.8 million, $51.8 million of which is secured;

•	Restricted Subsidiaries had $150.2 million of liabilities (including trade payables, but excluding intercompany liabilities, obligations under the senior credit facility and Guarantees of the notes); and

•	non-guarantor Subsidiaries had approximately $9.7 million of liabilities (including trade payables, but excluding intercompany liabilities).

Subsidiary guarantees

The Subsidiary Guarantors have, jointly and severally, unconditionally guaranteed on a senior unsecured basis the Issuers’ obligations under the notes and all obligations under the Indenture. Such Subsidiary Guarantors have agreed to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) of the Trustee or the holders in enforcing any rights under the Subsidiary Guarantees. The obligations of the Subsidiary Guarantors under the Subsidiary Guarantees rank equally in right of payment with other unsecured Indebtedness of such Subsidiary Guarantors, except to the extent such other Indebtedness is expressly subordinated to the obligations arising under the Subsidiary Guarantees. The obligations of the Subsidiary Guarantors under the Subsidiary Guarantees is effectively subordinated to secured indebtedness of the Subsidiary Guarantors, including obligations of the Subsidiary Guarantors under the senior credit facility, to the extent of the collateral securing these obligations.

As of January 31, 2007, the total outstanding indebtedness of our Restricted Subsidiaries was $201.8 million.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee is limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not the Company or a Restricted Subsidiary of the Issuers, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

(1) the sale or other disposition is in compliance with the Indenture, including the covenants “Certain covenants — Limitation on sales of assets and subsidiary stock” (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the Indenture need be applied in accordance therewith at such time), “Certain covenants — Merger and consolidation;” and

(2) all the obligations of such Subsidiary Guarantor under all Credit Facilities and related documentation and any other agreements relating to any other Indebtedness of the Issuers or its Restricted Subsidiaries terminate upon consummation of such transaction.

In the event that a Subsidiary Guarantor is released and discharged in full from all of its obligations under the senior credit facility and all other Indebtedness of the Issuers and their Restricted Subsidiaries, then such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee and the Registration Rights Agreement as specified under “Certain covenants — Future subsidiary guarantors.”

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture or in connection with any legal defeasance of the notes or upon satisfaction and discharge of the Indenture, each in accordance with the terms of the Indenture.

Change of Control

If a Change of Control occurs, unless the Issuers have exercised their right to redeem all of the notes as described under “— Optional redemption,” each holder will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, unless the Issuers have exercised their right to redeem all of the notes as described under “Optional redemption,” the Issuers will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase all or any portion of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by the Issuers, consistent with the Indenture, that a holder must follow in order to have its notes repurchased.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

The paying agent will promptly transmit to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

If the Change of Control Payment Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest, if any, to the Change of Control Payment Date will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Prior to mailing a Change of Control Offer, and as a condition to such mailing (i) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control or (ii) the Issuers will repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of notes under a Change of Control Offer or the Issuers must offer to repay all such Indebtedness, and make payment to the holders of such Indebtedness that accept such offer, and obtain waivers of any event of default from the remaining holders of such Indebtedness. The Issuers covenant to effect such repayment or obtain such consent within 30 days following any Change of Control, it being a default of the Change of Control provisions of the Indenture if the Issuers fail to comply with such covenant. A default under the Indenture will result in a cross-default under the senior credit facility.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the

Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Issuers’ ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the senior credit facility. In addition, certain events that may constitute a change of control under the senior credit facility and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of the Issuers and their Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the senior credit facility will, and future Indebtedness may, prohibit the Issuers’ prepayment of notes before their scheduled maturity. Consequently, if the Issuers are not able to prepay the senior credit facility and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Issuers will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Issuers to make an offer to repurchase the notes as described above. The provisions under the Indenture relative to the Issuers’ obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Certain covenants

Limitation on indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and the Restricted Subsidiaries may Incur Indebtedness if on the date thereof:

(1) the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00; provided, however, that the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.50 to 1.00 for any Indebtedness Incurred after June 30, 2008; and

(2) no Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company or any Subsidiary Guarantor Incurred pursuant to a Credit Facility in an aggregate amount up to the greater of (a) the Borrowing Base and (b) $125 million less the aggregate principal amount of all scheduled principal repayments unless refinanced on the date of such repayment under this clause (1) and all mandatory prepayments (including with the proceeds of asset dispositions) of principal thereof permanently reducing the commitments thereunder;

(2) Guarantees by the Company or Restricted Subsidiaries of Indebtedness Incurred by the Company or a Restricted Subsidiary in accordance with the provisions of the Indenture, provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation,

then the related Guarantee shall be subordinated in right of payment to the notes or the Subsidiary Guarantee, as the case may be;

(3) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however:

(a) if the Company is the obligor on such Indebtedness and a Sub-Guarantor is not the obligee, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes; and

(b) if a Subsidiary Guarantor is the obligor on such Indebtedness and the Company or a Subsidiary Guarantor is not the obligee, such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; and

(c) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be.

(4) Indebtedness represented by (a) the notes issued on the Issue Date, the Subsidiary Guarantees and the related exchange notes and exchange guarantees issued pursuant to the Registration Rights Agreement, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (6), (8), (9), (10) and (11) of this paragraph) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) of this paragraph or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary is acquired by, or merged into, the Company or any Restricted Subsidiary (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant, or the Consolidated Coverage Ratio would be improved, after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6) Indebtedness under Hedging Obligations (including related letters of credit) that are Incurred in the ordinary course of business (and not for speculative purposes) (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness Incurred in accordance with the Indenture; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodities;

(7) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings, purchase money obligations or other payments, in each case Incurred to finance all or any part of the purchase price or cost of construction or improvement of assets or property, including design, development and installation, personal or real (other than Capital Stock or other Investments), acquired, constructed or improved in the ordinary course of business of the Company or such Restricted Subsidiary, and Attributable Indebtedness, in an aggregate principal amount, including all Refinancing Indebtedness Incurred to refund, defease, renew, extend, refinance or replace any Indebtedness Incurred pursuant to this clause (7), not to exceed $10 million at any time outstanding;

(8) Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, or otherwise in connection with workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to indemnification or reimbursement obligations, performance, bid, appeal, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that, in the case of any disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

(11) Indebtedness Incurred by Foreign Subsidiaries in an aggregate principal amount at any time outstanding under this clause (11), including all Refinancing Indebtedness Incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (11), not to exceed $10 million; and

(12) in addition to the items referred to in clauses (1) through (11) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (12) and then outstanding, will not exceed $25 million at any time outstanding.

The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Issuers unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) subject to clause (2) below, in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and may later classify such item of Indebtedness in any manner that complies with this covenant and only be required to include the amount and type of such Indebtedness in one of such clauses;

(2) all Indebtedness outstanding on the Issue Date under the senior credit facility shall be deemed Incurred under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (4) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(7) the principal amount of any Indebtedness outstanding in connection with a securitization transaction or series of transactions is the amount of obligations outstanding under the legal documents entered into as part of such transaction that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to such transaction; and

(8) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “— Limitation on indebtedness” covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on restricted payments

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b) dividends or distributions payable to the Company or another Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than (x) Indebtedness of the Company owing to and held by any Subsidiary Guarantor or Indebtedness of a Subsidiary Guarantor owing to and held by the Company or any other Subsidiary Guarantor permitted under clause (3) of the second paragraph of the covenant “— Limitation on indebtedness” or (y) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) the Company is not able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph under the “— Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding Restricted Payments made pursuant to clauses (1), (2), (3), (4), (7), (8), (9), (10) and (13) of the next succeeding paragraph) would exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of (x) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) and (y) the fair market value of property constituting Additional Assets received by the Company subsequent to the Issue Date in exchange for its Capital Stock (other than Disqualified Stock); provided that this clause (ii) shall not include the proceeds from or assets received as Excluded Contributions;

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary (other than for reimbursement of tax payments);

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary; or

(C) dividends and distributions received from Unrestricted Subsidiaries.

which amount in each case under clause (iv)(A) and (B) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness;

(4) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under “— Limitation on sales of assets and subsidiary stock” below;

(5) dividends or distributions paid within 60 days after the date of declaration if at such date of declaration such dividend or distribution would have complied with this provision;

(6) so long as no Default or Event of Default has occurred and is continuing:

(a) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company or any Restricted Subsidiary or any direct or indirect parent of the Company held by any existing or former employees or management of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, were received for services related to, or for the benefit of, the Company and its Restricted Subsidiaries; and provided further that such redemptions or repurchases pursuant to this clause will not exceed $5 million in the aggregate for all such redemptions and repurchases, plus the amount of any capital contributions to the Company as a result of sales of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of the Company or any direct or indirect parent of the Company to such persons (provided, however, that the Net Cash Proceeds from such sale of Capital Stock so applied will be excluded from clause (c)(ii) of the preceding paragraph); and

(b) loans or advances to employees, officers or directors of the Company or any Subsidiary of the Company the proceeds of which are used to purchase Capital Stock of the Company, in an aggregate amount not in excess of $5 million with respect to all loans or advances made since the Issue Date (without giving effect to the forgiveness of any such loan) provided, however, that the Company and its Subsidiaries shall comply in all material respects with applicable law;

(7) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense;”

(8) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

(9) (a) with respect to each tax year or portion thereof that the Company qualifies as a Flow Through Entity, the distribution by the Company to the holders of Capital Stock of the Company of an amount equal to the product of (i) the amount of aggregate net taxable income of the Company allocated to the holders of Capital Stock of the Company for such period (it being understood that for purposes of calculating such taxable income pursuant to this clause (a), any of the Company’s non-cash interest expense and amortization of original issue discount shall be excluded) and (ii) the Presumed Tax Rate for such period; and

(b) with respect to any tax year or portion thereof that the Company does not qualify as a Flow Through Entity, the payment of dividends or other distributions to any direct or indirect parent company of the Company in amounts required for such parent company to pay federal, state or local income taxes (as the case may be) imposed directly on such parent company to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries (including without limitation, by virtue of such parent company being the common parent of a consolidated or combined tax group of which the Company and/or its Restricted Subsidiaries are members);

(10) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “— Change of control” covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “— Limitation on sales of assets and subsidiary stock” covenant; provided that, prior to or contemporaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the notes and has completed the repurchase or redemption of all notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(11) the payment of cash in lieu of fractional shares of Capital Stock in connection with any transaction otherwise permitted under the Indenture;

(12) the payment of dividends on the Company’s Common Stock following the first Equity Offering of the Company’s Common Stock in a registered public offering after the Issue Date of up to 6% per annum of the Net Cash Proceeds received by the Company in such Equity Offering, other than public offerings of the Company’s Common Stock registered on Form S-4 or S-8 and other than any public sale constituting an Excluded Contribution;

(13) Investments that are made with Excluded Contributions; and

(14) Investments in Stewart & Stevenson Truck Holdings LLC made after the Issue Date in an amount not to exceed at any time outstanding (after giving effect to any returns of capital or other repayment of such investment) $1 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by:

(1) the Company acting in good faith, if such fair market value is estimated by the Company to be less than $5 million;

(2) the Board of Directors of the Company acting in good faith, whose resolution with respect thereto shall be delivered to the Trustee, if such fair market value is estimated by the Board of Directors of the Company to be less than $20 million; and

(3) an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing, whose opinion or appraisal with respect thereto shall be delivered to the Trustee, if such fair market value is estimated in good faith by the Board of Directors of the Company to exceed $20 million.

Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed, together with a copy of any resolution, fairness opinion or appraisal required by the Indenture.

Limitation on liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or senior in priority to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on sale/leaseback transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless:

(1) the Company or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/Leaseback Transaction pursuant to the covenant described under “— Limitation on indebtedness;” or

(2) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under “— Limitation on sales of assets and subsidiary stock” (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on restrictions on distributions from restricted subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to the Company or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, the Indenture, the notes, the notes issued in the exchange offer in exchange for the notes, the Subsidiary Guarantees, and the senior credit facility (and related documentation) in effect on such date;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary or a Person merged into a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Company or a Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or in contemplation of the transaction) and outstanding on such date provided, that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired and that, in the case of Indebtedness, was permitted to be Incurred pursuant to the Indenture;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect, taken as a whole, to the holders of the notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(B) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(C) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(v) (A) purchase money obligations for property acquired in the ordinary course of business and (B) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vii) any customary provisions in joint venture agreements relating to joint ventures that are not Restricted Subsidiaries and other similar agreements entered into in the ordinary course of business;

(viii) restrictions on cash and net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(ix) encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of, or from the ability of the Company and the Restricted Subsidiaries to realize the value of, property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; and

(x) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

Limitation on sales of assets and subsidiary stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of the Company (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents, provided that the following will be deemed to be cash:

(a) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness of a Restricted Subsidiary (other than Guarantor Subordinated Obligations or Disqualified Stock of any Restricted Subsidiary that is a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to payment of Indebtedness in accordance with clause (3)(a) below);

(b) securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are within 30 days of receipt converted by the Company or such Restricted Subsidiary into cash; and

(c) any Additional Assets received by the Company or such Restricted Subsidiary in connection with such Asset Disposition; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(a) first, to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock or Guarantor Subordinated Obligations of a Restricted Subsidiary that is a Subsidiary Guarantor) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) or any combination thereof within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash (or within such 365 days, enter into a definitive agreement with respect thereto that is consummated within 545 days after the receipt of such Net Available Cash);

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in, and within the time period set forth in, the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the day that the aggregate amount of Excess Proceeds exceeds $15.0 million, the Issuers will be required to make an offer (“Asset Disposition Offer”) to all holders of notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring an Issuer to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”) to purchase the maximum principal amount of notes and any such Pari Passu Notes to which the Asset Disposition

Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate amount of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Issuers will purchase the principal amount of notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Issuers will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes and Pari Passu Notes or portions of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. The Issuers will deliver to the Trustee an Officers’ Certificate stating that such notes or portions thereof were accepted for payment by the Issuers in accordance with the terms of this covenant and, in addition, the Issuers will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Issuers or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuers for purchase, and the Issuers will promptly issue a new note, and the Trustee, upon delivery of an Officers’ Certificate from the Issuers, will authenticate and mail or deliver such new note to such holder, in a principal amount equal to any unpurchased portion of the note surrendered; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, the Issuers will take any and all other actions required by the agreements governing the Pari Passu Notes. Any note not so accepted will be promptly mailed or delivered by the Issuers to the holder thereof. The Issuers will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on affiliate transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would reasonably be expected to be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $5 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate consideration in excess of $20 million, the Company has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “— Limitation on restricted payments;”

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors of the Company;

(3) loans or advances to employees, officers or directors of the Company or any Restricted Subsidiary of the Company in the ordinary course of business consistent with past practices, in an aggregate amount not in excess of $2 million with respect to all loans or advances made since the Issue Date (without giving effect to the forgiveness of any such loan); provided, however, that the Company and its Subsidiaries shall comply in all material respects with applicable law;

(4) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, and Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with “— Limitations on indebtedness;”

(5) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors of the Company or any Restricted Subsidiary;

(6) the existence of, and the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the notes than the terms of the agreements in effect on the Issue Date;

(7) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of the business of the Company and its Restricted Subsidiaries and otherwise in compliance with the terms of the Indenture; provided that in the reasonable determination of the members of the Boards of Directors or senior management of the Company, such transactions are on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would reasonably be expected to have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(8) any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and the granting of registration and other customary rights in connection therewith;

(9) Restricted Payments to affiliates of the Company permitted under the section “— Limitation on restricted payments;” and

(10) any transaction or series of transactions in an aggregate amount not in excess of $250,000.

SEC reports

Until the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will make available to the Trustee and the registered holders of the notes the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act with respect to U.S. companies that are subject to such reporting requirements within the time periods specified therein or in the relevant forms.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

In addition, the Issuers and the Subsidiary Guarantors have agreed that they will make available to the holders and to prospective investors, upon the request of such holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act. For purposes of this covenant, the Issuers and the Subsidiary Guarantors will be deemed to have furnished the reports to the Trustee and the holders of notes as required by this covenant if it has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The filing requirements set forth above for the applicable period may be satisfied by the Company prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (each as described under “Exchange offer; registration rights”) by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act; provided that this paragraph shall not supersede or in any manner suspend or delay the Issuer’s reporting obligations set forth in the first three paragraphs of this covenant.

In the event that any direct or indirect parent company of the Company becomes a guarantor of the notes, the Company may satisfy its obligations under this covenant by furnishing financial information relating to such parent; provided that (x) such financial statements are accompanied by consolidating financial information for Company such parent the Company, the Subsidiary Guarantors and the Subsidiaries of the Company that not Subsidiary Guarantors in the manner prescribed by the SEC and (y) Company, such parent is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly of the Capital Stock of the Company.

Merger and consolidation

The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, limited liability company or limited liability partnership organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture and will expressly assume, by written agreement all the obligations of the Company under the Registration Rights Agreement;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “— Limitation on indebtedness” covenant or the Consolidated Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(4) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the notes and shall have by written agreement confirmed that its obligations under the Registration Rights Agreement shall continue to be in effect; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The predecessor Company will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (y) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

In addition, the Company will not permit any Subsidiary Guarantor to consolidate with, merge with or into any Person (other than another Subsidiary Guarantor or the Company) and will not permit the conveyance, transfer or lease of all or substantially all of the assets of any Subsidiary Guarantor (other than to another Subsidiary Guarantor or the Company) unless:

(1) (a) if such entity remains a Subsidiary Guarantor, the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and (c) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(2) the transaction is made in compliance with the covenant described under “— Limitation on sales of assets and subsidiary stock” (it being understood that only such portion of the Net Available Cash as is required to be applied on the date of such transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time) and this “— Merger and consolidation” covenant.

Future subsidiary guarantors

After the Issue Date, the Company will cause each Domestic Subsidiary or Foreign Subsidiary that is neither a controlled foreign corporation (a “CFC”) nor directly or indirectly owned by a CFC and that is created or acquired by the Company to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor in a supplemental Indenture will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the notes on a senior basis.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Each Subsidiary Guarantee shall be released in accordance with the provisions of the Indenture described under “Subsidiary guarantees.”

Limitation on lines of business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for consent

Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Restrictions on activities of Stewart & Stevenson Funding Corp.

Stewart & Stevenson Funding Corp. will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided, that Stewart & Stevenson Funding Corp. may be a co-obligor or guarantor with respect to Indebtedness if the Company is an obligor on such Indebtedness and the net proceeds of such Indebtedness are received by the Company, Stewart & Stevenson Funding Corp. or one or more Subsidiary Guarantors. At any time after the Company is a corporation, Stewart & Stevenson Funding Corp. may consolidate or merge with or into the Company or any Restricted Subsidiary. However, in the event we do consummate the proposed initial public offering, the Indenture allows us to eliminate Stewart & Stevenson Funding Corp. as co-issuer.

Events of default

Each of the following is an Event of Default:

(1) default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company to comply with its obligations under “Certain covenants — Merger and consolidation;”

(4) failure by the Company to comply for 30 days after notice as provided below with any of its obligations under the covenants described under “Change of control” above or under the covenants described under “Certain covenants” above (in each case, other than (a) a failure to purchase notes which constitutes an Event of Default under clause (2) above, (b) a failure to comply with “Certain covenants — Merger and consolidation” which constitutes an Event of Default under clause (3) above or (c) a failure to comply with “Certain covenants — SEC reports” which constitutes an Event of Default under clause (5) below);

(5) failure by the Company to comply for 60 days after notice as provided below with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $10 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(9) any Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under “Events of default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture and the notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment, supplement or waiver may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any note;

(3) reduce the principal of or extend the Stated Maturity of any note;

(4) reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased as described above under “Optional redemption,” “Change of control,” or “Certain covenants — Limitation on sales of assets and subsidiary stock”, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (except amendments to the definitions of “Change of Control” and “Permitted Holder”);

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(8) modify the Subsidiary Guarantees in any manner adverse to the holders of the notes.

Notwithstanding the foregoing, without the consent of any holder, the Issuers, the Guarantors and the Trustee may amend the Indenture and the notes to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of each of the Issuers or any Subsidiary Guarantor under the Indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) add Guarantees with respect to the notes or release a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

(5) secure the notes;

(6) add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company or otherwise provide any additional rights or benefits to the holders of notes;

(7) make any change that does not adversely affect the legal rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(9) provide for the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(10) provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the notes (except that the transfer restrictions contained in the notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding notes, as a single class of securities; or

(11) conform the text of the Indenture, the notes or the Subsidiary Guarantees to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” is intended to be a verbatim recitation of a provision of the Indenture, the notes or the Subsidiary Guarantees.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment or supplement. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any holder of notes given in connection with a tender of such holder’s notes will not be rendered invalid by such tender. After an amendment or supplement under the Indenture becomes effective, the Issuers are required to mail to the holders a notice briefly describing such amendment or supplement. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment or supplement.

Defeasance

The Issuers at any time may terminate all their obligations under the notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. If the Issuers exercise their legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

The Issuers at any time may terminate their obligations described under “Change of control,” and the obligations of the Company under the covenants described under “Certain covenants” (other than “Merger and consolidation”), the operation of the cross-default upon a payment default and cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “Events of default” above and the limitations contained in clause (3) under “Certain covenants — Merger and consolidation” above (“covenant defeasance”).

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of its covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If the Issuers exercise their covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of default” above or because of the failure of the Company to comply with clause (3) under “Certain covenants — Merger and consolidation” above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay when due (A) the principal and interest on all notes and (B) any mandatory sinking fund payments; and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of the Issuers or the Subsidiary Guarantors, as such, shall have any liability for any obligations of the Issuers under the notes, the Indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

  Concerning the trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and Paying Agent with regard to the notes.

  Governing law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

  Certain definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1) any property, plant, equipment or other assets (excluding current assets other than inventory) to be used by the Company or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business, and provided further that for the purposes of determining fair market value of Additional Assets for the purposes of clause (2)(c) of the first paragraph under “— Certain covenants — Limitation on sales of assets and subsidiary stock,” such fair market value shall be determined conclusively by:

(1) the Company acting in good faith, if such fair market value is estimated by the Company to be less than $5 million;

(2) the Board of Directors of the Company acting in good faith, whose resolution with respect thereto shall be delivered to the Trustee, if such fair market value is estimated by the Board of Directors of the Company to be less than $20 million; and

(3) an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing, whose opinion or appraisal with respect thereto shall be delivered to the Trustee, if such fair market value is estimated in good faith by the Board of Directors of the Company to exceed $20 million;

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition of assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment or other personal property that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “Certain covenants — Merger and consolidation” and Restricted Payments permitted under “— Certain covenants — Restricted Payments” and Permitted Investments;

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(7) for purposes of “Certain covenants — Limitation on sales of assets and subsidiary stock” only, the making of a Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of cash or Cash Equivalents by the Company or its Restricted Subsidiaries) or a disposition subject to “Certain covenants — Limitation on restricted payments;”

(8) dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value of less than $1.0 million;

(9) the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) the issuance by a Restricted Subsidiary of Preferred Stock that is permitted by the covenant described under the caption “— Certain covenants — Limitation on indebtedness;”

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries; and

(13) foreclosure on assets.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication of (1) 85% of the net book value of the Company’s and its Restricted Subsidiaries’ accounts receivable at such date and (2) 70% of the net book value of the Company’s and its Restricted Subsidiaries’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be calculated using amounts reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means.

(1) prior to the first public offering of Common Stock of the Company, the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of the issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the “specified entity”) held by any other entity (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity); or

(2) on the date of or after the first public offering of Common Stock referred to in clause (1), (A) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); and (B) the Permitted Holders “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company or such successor (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group “beneficially owns” directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders “beneficially own” directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity); or

(3) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(4) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(5) the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreement” means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Company or any Restricted Subsidiary designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Restricted Subsidiaries.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business.

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense; plus

(2) Consolidated Income Taxes; plus

(3) consolidated depreciation expense; plus

(4) consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles” and Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets;” plus

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); plus

(6) the amount of any restructuring charges or reserves (which, for the avoidance of doubt, shall include severance contract termination costs, including future lease commitments, costs to consolidate facilities and costs to relocate employees); plus

(7) expenses and charges resulting from the SSSI Acquisition (as such term is used in this prospectus), the initial establishment of the senior credit facility, the offering of the notes pursuant to this Prospectus, and any concurrent amendment to the senior credit facility; less

(8) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges made in any prior period).

Notwithstanding the preceding sentence, clauses (2) through (8) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (8) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such non-guarantor Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such non-guarantor Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that non-guarantor Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority plus any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) interest actually paid by the Company or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

(6) net costs associated with Hedging Obligations (including amortization of fees) provided, however, that if Hedging Obligations result in net benefits rather than net costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of the Company and its Restricted Subsidiaries that was capitalized during such period;

(8) the product of (a) all dividends paid, in cash, Cash Equivalents or Indebtedness during such period on any series of Disqualified Stock of the Company or on Preferred Stock of its Restricted Subsidiaries that are not Subsidiary Guarantors payable to a party other than the Company or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of the Company, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

(9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company and its Restricted Subsidiaries) in connection with Indebtedness Incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (9) above) relating to any Indebtedness of the Company or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

(2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business, or abandonment or reserves relating thereto, and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary gain or loss;

(5) the cumulative effect of a change in accounting principles; and

provided further that an amount equal to the amount of Tax Distributions actually made to the holders of Capital Stock of the Company or any parent company of the Company in respect of such period in accordance with clause (9) of the second paragraph under “— Certain covenants — Limitation on restricted payments” shall be reflected in Consolidated Net Income as though such amounts had been paid as income taxes directly by the Company for such period.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Facility” means, with respect to the Company or any Subsidiary Guarantor, one or more debt facilities (including, without limitation, the senior credit facility or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original senior credit facility or any other credit or other agreement or indenture).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the notes or (b) on which there are no notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Issuers with the provisions of the Indenture described under the captions “Change of control” and by the Company with the provisions described under the captions “Certain covenants — Limitation on sales of assets and subsidiary stock;” and such repurchase or redemption complies with “Certain covenants — Limitation on restricted payments.”

“Domestic Subsidiary” means any Restricted Subsidiary that is (1) organized under the laws of the United States of America or any state thereof or the District of Columbia and (2) a guaranty of the notes by such Subsidiary would not result in that Subsidiary holding “United States property” within the meaning of Treasury Regulations § 1.956-2(c).

“Equity Offering” means a public offering for cash by the Company of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than (w) public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8, (x) any public sale constituting an Excluded Contribution, (y) an issuance to any Subsidiary or (z) any offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Additional Assets received by the Company from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock) of the Company;

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, which are excluded from the calculation set forth in clause (c)(ii) of the first paragraph under “— Certain covenants — Limitation on restricted payments.”

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means any Restricted Subsidiary that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP, except that in the event the Company is acquired in a transaction that is accounted for using purchase accounting, the effects of the application of purchase accounting shall be disregarded in the calculation of such ratios and other computations contained in the Indenture.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Pari Passu Indebtedness” means Indebtedness of a Subsidiary Guarantor that ranks equally in right of payment to its Subsidiary Guarantee.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any and only to the extent then due) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any and only to the extent then due) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), to the extent such purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person;

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time); and

(10) to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness” provided that such money is held to secure the payment of such interest.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than accounts receivable, trade credit or other advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.

If the Company or any Restricted Subsidiary sells or otherwise disposes of any voting stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of the Company in good faith) of the capital stock of such subsidiary not sold or disposed of.

For purposes of “Certain covenants — Limitation on restricted payments,”

(1) “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary;

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means July 6, 2006.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary that is not a Subsidiary Guarantor.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company, or, in the event that the Company has no such officers, a person duly authorized under applicable law by the managers, members or a similar body to act on behalf of the Company. Officer of any Subsidiary Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers or the Trustee.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the notes.

“Permitted Holders” means Mr. Hushang Ansary, his family members or Persons in which all Capital Stock and other equity interests in such Persons are owned solely or otherwise controlled by Mr. Hushang Ansary and/or members of his family. Notwithstanding the foregoing sentence, any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture (or would result in a Change of Control Offer in the absence of the waiver of such requirement by holders in accordance with the Indenture) will thereafter, together with any of its Affiliates and Related Persons, constitute additional Permitted Holders.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) a Restricted Subsidiary or a Person which will, upon the making of, or in connection with, such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees, officers or directors of the Company or any Restricted Subsidiary of the Company in the ordinary course of business consistent with past practices, in an aggregate amount outstanding at any one time not in excess of $0.5 million with respect to all loans or advances made since the Issue Date (without giving effect to the forgiveness of any such loan); provided, however, that the Company and its Subsidiaries shall comply in all material respects with applicable law;

(7) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “Certain covenants — Limitation on sales of assets and subsidiary stock;”

(9) Investments in existence on the Issue Date;

(10) Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain covenants — Limitation on indebtedness;”

(11) Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed $10 million outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

(12) Guarantees issued in accordance with “Certain covenants — Limitations on indebtedness;” and

(13) any asset acquired pursuant to an Asset Disposition in accordance with “Certain covenants — Limitation on sales of assets and subsidiary stock.”

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the senior credit facility and related Hedging Obligations and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations of the Company under the senior credit facility permitted to be Incurred under the Indenture under the provisions described in clause (1) of the second paragraph under “Certain covenants — Limitation on indebtedness”);

(2) pledges or deposits by such Person under workers’ compensation, unemployment insurance or similar legislation or regulation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety performance or appeal bonds to which such Person is a party, or deposits securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit, bank guarantees or similar instruments for the benefit of) insurance carriers providing property, casualty or liability insurance, or deposits as security for contested taxes or import or customs duties or for the payment of rent, and deposits securing other obligations of a like nature, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s, landlord’s, vendors, and repairmen’s Liens, in each case for sums not over due by 30 days or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) ground leases, easements, encroachments, protusions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, restrictive covenants, building codes or other restrictions and encumbrances (including, without limitation, minor defects or irregularities in title and similar encumbrances any other defects and encumbrances noted and disclosed in title insurance policies issued for the account of the Company or any Restricted Subsidiary and any state of facts disclosed on any survey referenced in any such title policies and any replacement, extension or renewal of any such lien) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing Indebtedness represented by Capitalized Lease Obligations, mortgage financings, purchase money obligations or other payments Incurred to finance all or any part of the purchase price or cost of construction or improvement of assets or property (other than Capital Stock or other Investments), including without limitation, inventory acquired, constructed or improved in the ordinary course of business; provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved; and

(b) such Liens are created within 180 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date (other than Liens permitted under clause (1));

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Wholly-Owned Subsidiary;

(17) Liens securing the notes and Subsidiary Guarantees;

(18) Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15), (17) and (18) of this definition, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) any leasehold interest or title of a lessor or sublessor under any Capitalized Lease Obligation or operating lease;

(20) Liens under industrial revenue, municipal or similar bonds;

(21) any interest of a consignor in goods held by the Company or any Restricted Subsidiary on consignment provided that such goods are held on consignment in the ordinary course of business; and

(22) Liens solely on any cash earnest money deposits made by the Company or any Restricted Subsidiary in connection with any letter of intent or purchase agreement with respect to the purchase of assets or property the Company or a Restricted Subsidiary which is permitted by the Indenture.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax return prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Rating Agencies” means Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc. or if Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both, as the case may be.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance;” “refinances,” and ‘refinanced’ shall each have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary

Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being refinanced.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the Issue Date by and among the Issuers, the Subsidiary Guarantors and the initial purchasers set forth therein and, with respect to any additional notes, one or more substantially similar registration rights agreements among the Issuers and the other parties thereto, as such agreements may be amended from time to time.

“Related Business” means any business which is the same as or related, ancillary or complementary to, or a reasonable extension of, any of the businesses of the Company and its Restricted Subsidiaries on the Issue Date.

“Related Business Assets” means assets used or useful in a Related Business.

“Related Person” with respect to any Permitted Holder means:

(1) any controlling stockholder or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual’s estate, executor, administrator, committee or beneficiaries; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“senior credit facility” means the Credit Agreement dated as of January 25, 2006 among the Company, certain other borrowers named therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders parties thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including increasing the amount loaned thereunder provided that such additional Indebtedness is Incurred in accordance with the covenant described under “Certain covenants — Limitation on indebtedness”); provided that a senior credit facility shall not (x) include Indebtedness issued, created or Incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A or Regulation S) pursuant to an exemption from the registration requirements of the Securities Act or (y) relate to Indebtedness that does not consist exclusively of Pari Passu Indebtedness or Guarantor Pari Passu Indebtedness.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinated or junior in right of payment to the notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes and exchange notes issued in a registered exchange offer pursuant to the Registration Rights Agreement by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Subsidiary Guarantor” means each Domestic Subsidiary or Foreign Subsidiary that is neither a CFC nor directly or indirectly owned by a CFC in existence on the Issue Date that provides a Subsidiary Guarantee on the Issue Date (and any other Domestic Subsidiary or Foreign Subsidiary that is neither a CFC nor directly or indirectly owned by a CFC that provides a Subsidiary Guarantee in accordance with the Indenture); provided that upon release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary ceases to be a Subsidiary Guarantor.

“Tax Distributions” means any distributions described in clause (9) of the second paragraph under “— Certain covenants — Limitation on restricted payments.”

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of the Company in such Subsidiary complies with “Certain covenants — Limitation on restricted payments;”

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “Certain covenants — Limitation on indebtedness” covenant on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

Book-Entry, Delivery and Form

We issued the outstanding notes in the form of global securities. The exchange notes will be initially issued in the form of global securities registered in the name of the DTC or its nominee.

Upon the issuance of a global security, the DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the exchange notes represented by such global security exchanged by such persons in the exchange offer. The term “global security” means the outstanding global securities or the exchange global securities, as the context may require. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the DTC, which we refer to as participants, or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security. Because the DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global security to pledge its interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing those interests.

Payment of principal of and interest on any notes represented by a global security will be made in immediately available funds to the DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. We have been advised by the DTC that upon receipt of any payment of principal of or interest on any global security, the DTC will immediately credit, on its book — entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of the DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A global security may not be transferred except as a whole by the DTC or a nominee of the DTC to a nominee of the DTC or to the DTC. A global security is exchangeable for certificated notes only if:

(a) The DTC notifies us that it is unwilling or unable to continue as a depositary for such global security or if at any time the DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depository within 90 days;

(b) we, in our discretion, at any time determines not to have all the notes represented by such global security; or

(c) certain other events provided in the Indenture occur.

Any global security that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as the DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of the DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated notes:

(a) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof and will bear the applicable restrictive legend, unless that legend is not required by applicable law;

(b) payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at our office or agency maintained for such purposes; and

(c) no service charge will be made for any registration of transfer or exchange of the certificated notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Certificated notes may not be exchanged for beneficial interests in any global security unless the transferor first delivers to the trustee of the notes under the Indenture, the trustee, a written certificate, in the form provided in the Indenture, to the effect that the transfer will comply with the appropriate transfer restrictions applicable to the notes.

We will make payments in respect of the notes represented by the global securities, including principal and interest, by wire transfer of immediately available funds to the accounts specified by the global security holder. The Company will make all payments of principal and interest with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address.

So long as the DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, the DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the Indenture and the notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such global security. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the Indenture, the DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Consequently, neither us, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

(a) any aspect of the DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the global securities or for maintaining, supervising or reviewing any of the DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global securities; or

(b) any other matter relating to the actions and practices of the DTC or any of its participants or indirect participants.

The DTC has advised us that it is a limited — purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. The DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book — entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own the DTC. Access to the DTC’s book — entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although the DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of the DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. We or the trustee will have no responsibility for the performance by the DTC or its participants or indirect participants of its obligations under the rules and procedures governing their operations.

Material U.S. Federal Income Tax Considerations of the Exchange Offer

The following discussion sets forth a summary of the material U.S. federal income tax considerations relating to the exchange offer to persons who exchange their outstanding notes for exchange notes, pursuant to the exchange offer, and to the ownership and disposition by the holders of exchange notes received pursuant to the exchange offer.

This summary:

•	does not purport to be a complete analysis of all the potential tax considerations that may be important to an investor based on the investor’s particular tax situation;

•	is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the existing applicable U.S. federal income tax regulations promulgated or proposed under the Code, or the “Treasury Regulations,” judicial authority and currently effective published rulings and administrative pronouncements, all as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect, and subject to differing interpretations;

•	is applicable only to beneficial owners of notes who held outstanding notes and will hold exchange notes as “capital assets,” within the meaning of section 1221 of the Code;

•	may not apply to the purchase, ownership and disposition of any additional notes, which may be issued under the indenture from time to time subsequent to this exchange offer and are described under the heading “Description of Notes” above;

•	does not address all aspects of U.S. federal income taxation that may be relevant to prospective investors in light of their particular circumstances, including but not limited to:

•	certain types of investors subject to special treatment under U.S. federal income tax laws, such as banks, insurance companies, financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts, individuals subject to special rules as a result of the termination of their U.S. citizenship or residency, corporations that accumulate earnings in order to avoid U.S. federal income tax, holders subject to the alternative minimum tax, brokers, dealers in securities, currencies and commodities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, partnerships or other pass-through entities and investors in such entities;

•	U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons holding the notes as part of a position in a hedging or constructive sale transaction, “straddle,” “conversion” or other integrated transaction for U.S. federal income tax purposes; and

•	non-U.S. holders (as defined below) subject to special rules under the Code, such as “controlled foreign corporations” and “passive foreign investment companies;”

•	does not discuss any possible applicability of any U.S. state or local taxes, non-U.S. taxes or any U.S. federal tax other than the income tax, including but not limited to, the U.S. federal gift tax and estate tax; and

•	does not discuss any reporting requirements or other consequences under the Treasury Regulations relating to certain tax shelter transactions.

The following discussion does not purport to be legal or tax advice to prospective investors generally or to any particular prospective investor. Prospective investors of the notes are urged to consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situation as well as any U.S. federal gift and estate, U.S. state and local, non-U.S. and other tax consequences of the purchase, ownership and disposition of the notes. We have not sought and will not seek any rulings from the Internal Revenue Service, or the “IRS,” with respect to any matter discussed herein. The IRS may not agree with the statements made and conclusions reached in the discussion and may successfully assert, or a court may sustain, a position contrary to any of the tax characterizations or consequences set forth below.

As used in this summary, the term “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more “U.S. persons,” as defined under section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) in respect of a trust that is subject to certain grandfather rules, a valid election is in effect in respect of such trust.

The term “non-U.S. holder” means a beneficial owner of a note that is a nonresident alien individual or a corporation, trust or estate that is not a U.S. holder.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds notes, then the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partners and partnerships are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.

Tax Consequences of the Exchange Offer

Because the exchange notes at the time of the exchange will not differ materially in kind or extent from the outstanding notes, a holder’s surrender of outstanding notes in exchange for exchange notes will not constitute a taxable disposition for U.S. federal income tax purposes. As a result, a holder surrendering outstanding notes in exchange for exchange notes generally (1) will not recognize taxable income, gain or loss on the exchange, (2) will have a holding period in respect of the exchange notes that includes the holding period of the outstanding notes exchanged therefor and (3) will have an adjusted tax basis in the exchange notes immediately following the exchange equal to such holder’s adjusted tax basis in the outstanding notes exchanged therefor immediately prior to the exchange. The U.S. federal income tax consequences associated with owning the outstanding notes will continue to apply in respect of the exchange notes.

Material Tax Consequences to U.S. Holders Related to Owning and Disposing of Exchange Notes

This discussion is a summary of the U.S. federal income tax consequences that will apply to U.S. holders of exchange notes received pursuant to the exchange offer. Certain U.S. federal income tax consequences applicable to non-U.S. holders of exchange notes are described under the heading “— Material Tax Consequences to Non-U.S. Holders Related to Owning and Disposing of Exchange Notes” below.

Stated interest

Stated interest on the notes generally will be treated as “qualified stated interest” for U.S. federal income tax purposes and taxable to a U.S. holder as ordinary interest income at the time it is paid or accrued in accordance with that holder’s method of accounting for U.S. federal income tax purposes.

Market discount

A U.S. holder who purchased a note for an amount that is less than its stated principal amount will be treated as having purchased the note with “market discount” unless the discount is less than a specified de minimis amount. Under the market discount rules, a U.S. holder generally will be required to treat any gain realized on the sale, exchange, retirement or other disposition of an exchange note as ordinary income to the extent of any accrued market discount that has not previously been included in income. For this purpose, market discount will be considered to accrue ratably during the period from the date of the U.S. holder’s acquisition of the note to the maturity date of the notes, unless the U.S. holder made an election to accrue market discount on a constant yield basis. Accrued market discount on outstanding notes that has not previously been included in income by a

U.S. holder should carry over to the exchange notes received in exchange therefor. A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity date or certain earlier dispositions. A U.S. holder may elect to include market discount in income currently as it accrues on either a ratable or a constant yield basis, in which case the rules described above regarding (1) the treatment as ordinary income of gain upon the disposition of the note and (2) the deferral of interest deductions will not apply. Currently included market discount is generally treated as ordinary interest income for United States federal income tax purposes. An election to include market discount in income as it accrues will apply to all debt instruments with market discount acquired by the U.S. holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the IRS.

Amortizable bond premium

A U.S. holder who purchased a note for an amount that is greater than the sum of all remaining payments on the note other than stated interest will be treated as having purchased that note with “amortizable bond premium” in an amount equal to such excess. Amortizable bond premium on outstanding notes should carry over to the exchange notes received in exchange therefor. A U.S. holder may elect, under section 171(c) of the Code, to amortize this premium using a constant yield method over the remaining term of the notes and generally may offset interest in respect of the note otherwise required to be included in income by the amortized amount of the premium for the taxable year. A U.S. holder that elects to amortize bond premium must reduce its tax basis in its note by the amount of the premium amortized in any taxable year. An election under section 171(c) is binding once made and applies to all bonds held by the holder at the beginning of the first taxable year to which this election applies and to all bonds thereafter acquired.

Sale, exchange, redemption, retirement or other taxable disposition of notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss. The amount of such gain or loss generally will be measured by the difference, if any, between the amount realized on such disposition, other than amounts representing accrued but unpaid interest, which will be taxable as such, and the U.S. holder’s adjusted tax basis in the sold, exchanged, redeemed, retired or disposed notes.

A U.S. holder’s adjusted tax basis in a note generally will equal such holder’s initial investment in such note, (1) increased by any market discount with respect to such note that the holder included into income, (2) decreased by the amount of any principal payments and other payments on the note that are not deemed to be qualified stated interest payments received by such holder and (3) decreased by any premium amortized by such holder with respect to such notes.

Subject to the market discount rules described above, gain or loss recognized on the disposition of a note generally will be capital gain or loss and, if the holder held the disposed note for more than one year at the time of disposition, long-term capital gain or loss. Subject to certain exceptions, holders can not use capital losses to offset their ordinary income. To the extent that the amount realized is attributable to accrued but unpaid interest, such amount will be taxable as interest, as described under the heading “— Stated interest” above.

Material Tax Consequences to Non-U.S. Holders Related to Owning and Disposing of Exchange Notes

The following is a summary of the U.S. federal income and withholding tax consequences generally applicable to non-U.S. holders of exchange notes received pursuant to the exchange offer. If you are a non-U.S. holder, then we encourage you to consult your own tax advisors to determine the U.S. federal, state and local and any non-U.S. and other tax consequences that may be relevant to you.

Interest

Subject to the discussion below, payments made and accruals of interest on the notes to a non-U.S. holder generally will be exempt from U.S. federal income and withholding tax, provided that:

•	such payments are not effectively connected with the conduct by such non-U.S. holder of a trade or business within the U.S.;

•	the non-U.S. holder does not actually or constructively, under applicable attribution rules, own 10% or more of the capital or profits interest in Stewart & Stevenson LLC or 10% or more of the total combined voting power of all classes of the stock of S&S Guarantee Corp. that is entitled to vote, within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a bank whose receipt of interest on the notes is described in section 881(c)(3) of the Code;

•	the non-U.S. holder is not a “controlled foreign corporation” that is directly or indirectly related to us through stock ownership, within the meaning of the applicable sections of the Code; and

•	the non-U.S. holder provides its name and address and certifies, under penalty of perjury, on a properly executed and delivered IRS Form W-8BEN or other applicable form that such holder is not a U.S. person for U.S. federal income tax purposes.

The certification described in the last clause above may be provided by a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business. This certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that such qualified intermediary has entered into a withholding agreement with the IRS and other conditions are satisfied. Special certification rules apply to non-U.S. holders that are partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes.

A non-U.S. holder that is not exempt from tax under these rules generally will be subject to U.S. federal withholding tax on interest payments at a gross rate of 30% unless (a) if provided in an applicable income tax treaty and the non-U.S. holder so certifies, under penalty of perjury, on a properly executed and delivered IRS Form W-8BEN or other applicable form, such lower rate or exemption or (b) the interest is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and the non-U.S. holder so certifies under penalty of perjury on a properly executed and delivered IRS Form W-8ECI or other applicable form. In the latter case, interest will instead be subject to U.S. federal income tax based on the non-U.S. holder’s net effectively connected income generally in a similar manner as if it were received by a U.S. holder, except as otherwise provided by an applicable income tax treaty.

Corporate non-U.S. holders receiving interest income that is effectively connected with that holder’s conduct of a trade or business within the U.S. may also be subject to an additional “branch profits” tax at a 30% rate or, if specified by an applicable income tax treaty, a lower rate on that holder’s earnings and profits for the taxable year that are effectively connected with such holder’s conduct of a trade or business within the United States, subject to adjustments. For this purpose, interest on the notes that is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States would be included in that holder’s earnings and profits.

Sale, exchange, redemption, retirement or other taxable disposition of notes

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of a note, unless:

•	that gain is effectively connected with the conduct of a trade or business within the United States by the holder (and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment); or

•	in the case of a non-U.S. holder who is a nonresident alien individual who is present in the United States for a total of 183 days or more during the tax year of the sale or other disposition of the note and certain other conditions are met.

A non-U.S. holder described in the first bullet point above will generally be required to pay United States federal income tax on the net gain derived from the sale or other disposition as if such holder were a U.S. person, except as otherwise required by an applicable income tax treaty. If such a non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional “branch profits” tax at a 30% rate or, if so specified by an applicable income tax treaty, a lower rate, as described under the heading “— Interest” above.

A non-U.S. holder described in the second bullet point above will generally be subject to tax at a gross rate of 30% on the amount by which that holder’s capital gains allocable to U.S. sources, including gain from the sale, exchange, redemption, retirement or other disposition of notes, exceed capital losses allocable to U.S. sources, except as otherwise required by an applicable tax treaty.

To the extent that the amount realized on any sale, exchange, redemption, retirement or other taxable disposition of notes is attributable to accrued but unpaid interest, this amount will be treated as such and as described under the heading “— Interest” above.

Exchange offer

The tax consequences to a non-U.S. holder of the surrender of notes in exchange for exchange notes will not result in a taxable disposition for U.S. federal income tax purposes. The consequences of the exchange will be the same as those of a U.S. holder, which are described under the heading “— Tax Consequences of the Exchange Offer” above.

Information Reporting and Backup Withholding

U.S. holders

Certain non-exempt U.S. holders may be subject to information reporting in respect of any payments that we may make or are made on our behalf on the notes and the proceeds of any sale or other disposition of the notes (other than the exchange of outstanding notes for exchange notes). In addition, backup withholding, currently at a rate of 28%, may apply, if the U.S. holder (i) fails to supply a taxpayer identification number and certain other information, certified under penalty of perjury, in the manner prescribed by applicable law, (ii) fails to certify that the holder is eligible for an exemption from backup withholding or (iii) otherwise fails to comply with the applicable withholding tax rules. Any amounts withheld under the backup withholding rules generally are allowable as a refund or a credit against the U.S. holder’s federal income tax liability upon furnishing the required information on a timely basis to the IRS.

Non-U.S. holders

We will, where required, report to non-U.S. holders and to the IRS the amount of any principal and interest paid on the notes and the amount of tax, if any, withheld in respect of those payments. Copies of these information returns may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides or is organized.

Backup withholding tax, currently at a rate of 28%, will not apply to payments of interest with respect to which either the requisite certification that the non-U.S. holder is not a “United States person” for U.S. federal income tax purposes, as described under the heading “— Material Tax Consequences to Non-U.S. Holders Related to Owning and Disposing of Exchange Notes — Interest” above, has been received or an exemption has been otherwise established, provided that neither we nor our paying agent have actual knowledge or reason to know that the non-U.S. holder is a United States person that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payments on the sale, exchange or other disposition of notes effected through an office of a broker outside the United States to an offshore account maintained by a non-U.S. holder are generally not subject to information reporting or backup withholding. However, if the broker is either a United States person, a “controlled foreign corporation,” a non-U.S. person 50% or more of whose gross income is effectively connected with trade or business within the United States for a specified three-year period, a non-U.S. partnership with significant ownership by United States persons, a non-U.S. partnership that is engaged in the conduct of a trade or business within the United States at any time during its taxable year or a U.S. branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has neither actual knowledge nor a reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale or other disposition is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a United States person that is not an exempt recipient.

Information reporting and backup withholding will apply to payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

Backup withholding does not represent an additional income tax. Amounts withheld from payments to a non-U.S. holder under the backup withholding rules may be credited against that holder’s U.S. federal income tax liability and may entitle that holder to a refund, provided that the required information is timely furnished to the IRS.

Plan of Distribution

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with these resales. In addition, until 180 days after the expiration date, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from these broker-dealers and/or the purchasers of exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Legal Matters

Jones Day, New York, New York, will pass upon certain legal matters for us in connection with the exchange offer.

Experts

The consolidated financial statements of Stewart & Stevenson LLC and its subsidiaries at January 31, 2007 and for the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the year ended January 31, 2005 (Predecessor) appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-4 with the SEC with respect to the exchange notes offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information on our company and the exchange notes we are offering, you should review the registration statement.

Following effectiveness of the registration statement relating to the exchange offer or effectiveness of the registration statement relating to the proposed initial public offering, whichever is earlier, we will file reports and other information with the SEC. These reports, the registration statement and other information are or will be available after filing for reading copying at the SEC Public Reference Room at Room 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov that contains the registration statement and the reports and other information that we will file in the future electronically with the SEC.

Stewart & Stevenson LLC and Subsidiaries

Consolidated Financial Statements
Year Ended January 31, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Stewart & Stevenson LLC

We have audited the accompanying consolidated balance sheets of Stewart & Stevenson LLC and subsidiaries, a Delaware Limited Liability Corporation (the “Company”) as of January 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for the year ended January 31, 2007, the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the year ended January 31, 2005 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stewart & Stevenson LLC and subsidiaries as of January 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the year ended 2007, the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the year ended January 31, 2005 (Predecessor) in conformity with accounting principles generally accepted in the United States.

/s/  Ernst & Young LLP

March 27, 2007
Houston, Texas

Stewart & Stevenson LLC and Subsidiaries

Consolidated Balance Sheets

(In thousands, except unit data)	January 31, 2007	January 31, 2006

Assets
Current assets:
Cash and cash equivalents	$5,852	$1,093
Restricted cash	3,000	—
Accounts receivable, net	118,249	94,871
Recoverable costs and accrued profits not yet billed	20,977	54,291
Inventories	224,885	176,461
Other current assets	1,724	1,317
Current intangible asset	—	6,490

Total current assets	374,687	334,523
Property, plant and equipment, net	61,303	45,858
Intangibles assets, net	11,787	12,105
Deferred financing costs and other assets	9,024	3,336

Total assets	$456,801	$395,822

Liabilities and Shareholders’ Equity
Current liabilities:
Bank notes payable	$2,688	$3,248
Current portion of long-term debt	—	9,771
Accounts payable	82,271	75,690
Accrued payrolls and incentives	15,268	6,784
Billings in excess of incurred costs	663	3,314
Customer deposits	46,628	37,390
Other current liabilities	12,451	8,196

Total current liabilities	159,969	144,393
Long-term debt, net of current portion	201,786	181,506
Other long-term liabilities	174	109

Total liabilities	361,929	326,008

Shareholders’ equity:
Preferred units, ($1,000 face value) 0 and 65,000 units issued and outstanding	—	65,128
Common units, 6,667 and 5,000 units issued and outstanding	73,669	5,000
Accumulated other comprehensive gain (loss)	125	(24)
Retained earnings	21,078	(290)

Total shareholders’ equity	94,872	69,814

Total liabilities & shareholders’ equity	$456,801	$395,822

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Operations

	Successor		Predecessor
	Year Ended	January 23, 2006	February 1, 2005 to	Year Ended
(In thousands, except units outstanding and per unit data)	January 31, 2007	to January 31, 2006	January 22, 2005	January 31, 2005

Sales	$942,148	$17,498	$673,175	$548,476
Cost of sales	774,060	15,318	567,432	462,516

Gross profit	168,088	2,180	105,743	85,960
Selling and administrative expenses	108,005	2,028	82,472	81,691
Other income, net	(1,900)	(16)	(2,411)	(2,749)

Operating profit	61,983	168	25,682	7,018
Interest expense, net	19,756	330	109	155

Earnings (loss) from continuing operations before income taxes	42,227	(162)	25,573	6,863
Income tax expense	742	—	10,255	542

Net earnings (loss) from continuing operations	41,485	(162)	15,318	6,321
Loss from discontinued operations, net of tax benefit of $1,489 and $48	—	—	(2,224)	(559)
Loss from disposal of discontinued operations, net of tax of $1,213	—	—	(1,813)	—

Net earnings (loss)	41,485	(162)	11,281	5,762
Preferred stock dividends	(4,017)	(128)	—	—

Net earnings (loss) available for common unit holder	$37,468	$(290)	$11,281	$5,762

Weighted average
Units outstanding:
Basic	5,383	5,000	5,000	5,000
Diluted	6,667	5,000	6,667	6,667
Earnings (loss) per common unit:
Basic:
Continuing operations	$7,707	$(32)	$3,064	$1,264
Discontinued operations	—	—	(808)	(112)

Net earnings (loss) per unit	$7,707	$(32)	$2,256	$1,152

Earnings (loss) per common unit:
Diluted:
Continuing operations	$6,222	$(32)	$2,298	$948
Discontinued operations	—	—	(606)	(84)

Net earnings (loss) per unit	$6,222	$(32)	$1,692	$864

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Shareholders’ Equity

		Accumulated
		Other
	Owner’s	Comprehensive
(In thousands)	Investment	Loss	Total

Predecessor
Balance, January 31, 2004	$287,289	$(4,590)	$282,699
Net earnings	5,762	—	5,762
Other comprehensive loss	—	(387)	(387)
Net distribution to parent from carved-out operations	(50,800)	—	(50,800)

Balance, January 31, 2005	242,251	(4,977)	237,274
Net earnings	11,281	—	11,281
Other comprehensive income	—	122	122
Net investment of parent in carved-out operations	35,444	—	35,444

Balance, January 22, 2006	$288,976	$(4,855)	$284,121

			Accumulated
			Other
	Preferred	Common	Comprehensive	Retained
	Units	Units	Loss	Earnings	Total

Successor
Balance, January 23, 2006	$—	$—	$—	$—	$—
Shareholder investment on January 23, 2006	65,000	5,000	—	—	70,000
Net loss, January 23, 2006 to January 31, 2006	—	—	—	(162)	(162)
Preferred stock dividend accrued	128	—	—	(128)	—
Other comprehensive loss	—	—	(24)	—	(24)

Balance, January 31, 2006	65,128	5,000	(24)	(290)	69,814
Net earnings	—	—	—	41,485	41,485
Conversion of preferred units to common	(65,000)	65,000	—	—	—
Other comprehensive income	—	—	149	—	149
Share-based compensation	—	3,669	—	—	3,669
Distribution to shareholders for tax obligations	—	—	—	(16,100)	(16,100)
Preferred dividend distributions	(128)	—	—	(4,017)	(4,145)

Balance, January 31, 2007	$—	$73,669	$125	$21,078	$94,872

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

	Successor		Predecessor
	Year Ended	January 23, 2006	February 1, 2005	Year Ended
	January 31,	to January 31,	to January 22,	January 31,
(In thousands)	2007	2006	2006	2005

Net earnings (loss)	$41,485	$(162)	$11,281	$5,762
Currency translation gain (loss), net of taxes of $0, $0, ($49) and $31	149	(24)	73	(356)

Comprehensive income (loss)	$41,634	$(186)	$11,354	$5,406

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Successor		Predecessor
	Year Ended	January 23, 2006	February 1, 2005	Year Ended
	January 31,	to January 31,	to January 22,	January 31,
(In thousands)	2007	2006	2006	2005

Operating Activities
Net earnings (loss)	$41,485	$(162)	$11,281	$5,762
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Amortization of deferred financing costs	2,347	—	—	—
Share-based compensation expense	3,669	—	—	—
Net loss from discontinued operations	—	—	4,037	559
Depreciation and amortization	17,256	181	13,102	16,359
(Gain) loss on sale of property, plant and equipment	—	—	(914)	(1,552)
Change in operating assets and liabilities net of the effect of acquisitions, divestitures and discontinued operations:
Accounts receivable, net	(23,378)	2,015	(16,535)	14,845
Recoverable costs and accrued profits not yet billed	33,314	(5,119)	(22,628)	(11,139)
Inventories	(48,424)	(16,159)	(60,759)	(1,387)
Other current and non-current assets	(1,553)	52	(4,737)	(1,968)
Accounts payable	13,921	26,183	6,943	10,174
Accrued payrolls and incentives	8,484	3,678	(6,579)	3,079
Billings in excess of incurred costs	(2,651)	—	—	—
Customer deposits	9,238	7,597	29,793	—
Other, net	4,469	564	3,082	(1,977)

Net Cash Provided by (Used in) Continuing Operations	58,177	18,830	(43,914)	32,755
Net Cash Provided by Discontinued Operations	—	—	9,355	17,241

Net Cash Provided by (Used in) Operating Activities	58,177	18,830	(34,559)	49,996

Investing Activities
Capital expenditures	(9,469)	—	(6,421)	(7,511)
Additions to rental equipment	(17,321)	(514)	(8,312)	(6,011)
Increase in restricted cash	(3,000)	—	—	—
Acquisition of businesses	(8,622)	(277,289)	—	(1,625)
Disposal of property, plant and equipment, net	2,045	—	2,974	16,380

Net Cash Provided by (Used in) Continuing Operations	(36,367)	(277,803)	(11,759)	1,233
Net Cash Provided by Discontinued Operations	—	—	9,438	—

Net Cash Provided by (Used in) Investing Activities	(36,367)	(277,803)	(2,321)	1,233

Financing Activities
Change in short-term notes payable	(560)	—	1,577	(261)
Long-term borrowings	—	210,480	—	—
Preferred unit investment	—	65,000	—	—
Common unit investment	—	5,000	—	—
Deferred financing costs	(5,245)	(3,191)	—	—
Payments on long-term loans	(56,000)	—	—	—
Issuance of senior notes	150,000	—	—	—
Changes in long-term revolving loans	(83,491)	(19,202)	—	—
Distributions to shareholders for tax obligations	(16,100)	—	—	—
Preferred unit dividend	(4,145)	—	—	—
Deferred equity issuance costs	(1,510)	—	—	—
Net transfer (to) from parent	—	—	35,444	(50,800)

Net Cash Provided by (Used in) Financing Activities	(17,051)	258,087	37,021	(51,061)

Increase (decrease) in cash and cash equivalents	4,759	(886)	141	168
Cash and cash equivalents, beginning of fiscal year	1,093	1,979	1,838	1,670

Cash and cash equivalents, end of fiscal year	$5,852	$1,093	$1,979	$1,838

Cash Paid for:
Interest	$16,775	$—	$165	$195
Income taxes (excluding refunds)	$700	$—

See accompanying notes to the consolidated financial statements.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Company Overview

Stewart & Stevenson LLC (the “Company” or “Successor”) is a leading designer, manufacturer and marketer of equipment and services primarily to the oilfield service industry headquartered in Houston, Texas. The Company began operations on January 23, 2006 through the acquisition of substantially all of the operating assets of the oilfield products and related businesses of Stewart & Stevenson Services, Inc. (“Predecessor”) under two asset purchase agreements (the “Acquisition”). The aggregate purchase price for the transaction was approximately $285.6 million, including cash of $277.3 million, and $8.3 million paid during Fiscal 2006, consisting of $1.9 million of third party legal costs (including $0.9 million which was reimbursed to the principle shareholder) and $6.4 million to seller based on the final net asset value conveyed at closing.

The consolidated statement of operations, shareholders’ equity, comprehensive income, and cash flows for the period February 1, 2005 to January 22, 2006 and year ending January 31, 2005 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements, presented on a stand-alone basis. The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the business as a stand-alone entity, which management believes are reasonable. The Predecessor did not have a formal financing agreement between the parent and its operating subsidiaries, therefore, advances to the Predecessor’s subsidiaries from the parent were reflected as owner’s investment within shareholders’ equity.

Note 2:	Summary of Significant Accounting Policies

Fiscal Year:  The Company’s fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, “Fiscal 2006” commenced on February 1, 2006 and ended on January 31, 2007. For the purposes of the Predecessor financial statements, Fiscal 2005 began on February 1, 2005 and ended on January 22, 2006, the date in which the businesses were acquired by Stewart & Stevenson LLC. The Successor’s Fiscal 2005 commenced on January 23, 2006 and ended on January 31, 2006. The Company reports results on the fiscal quarter method with each quarter comprising approximately 13 weeks.

Use of Estimates and Assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Reclassifications:  The accompanying consolidated financial statements for prior fiscal years includes certain reclassifications to conform to the presentation used in Fiscal 2006. The January 31, 2006 balance sheet includes $6.4 million of accrued costs which were reclassified from inventory to accounts payable.

Consolidation:  The consolidated financial statements include the accounts of Stewart & Stevenson LLC and all enterprises in which the Company has a controlling interest. All intercompany accounts and transactions have been eliminated.

Cash Equivalents:  Interest-bearing deposits, investments in government securities, commercial paper, money market funds and other highly liquid investments with original maturities of three months or less are considered cash equivalents.

Allowance for Doubtful Accounts:  The Company extends credit and credit enhancements to customers and other parties in the normal course of business and maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Company bases such estimates on our current accounts receivable aging and historical collections and settlements experience, existing economic conditions and any specific customer collection issues the Company has identified. Uncollectible accounts receivable are written off when the Company determines that the balance will not be collected.

Inventories:  Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out (“FIFO”) basis and market determined on the basis of estimated realizable values. The Company retroactively applied a change in accounting from the policy of the Predecessor (last-in, first-out) to FIFO for all periods presented, which is believed to be a preferable basis. The Company purchases a considerable amount of its inventory for resale from independent manufacturers pursuant to distribution agreements. Cost represents invoice or production cost for new items and original cost less allowance for condition for used equipment inventory. Production cost includes material, labor and manufacturing overhead. When circumstances dictate, the Company writes inventory down to its estimated realizable value based upon assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

Revenue Recognition:  Revenue on equipment and parts sales is recognized when the product is shipped, collection is reasonably assured, risks of ownership have been transferred to and accepted by the customer and contract terms are met. Cash discounts or other incentives to customers are recorded as a reduction of revenues. Revenue from service agreements is recognized as earned, when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period.

With respect to long-term contracts that extend beyond two fiscal quarters, which account for approximately 22% of total sales, revenue is recognized using the percentage-of-completion method. The majority of the Company’s long-term contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. Changes in estimates for revenues, costs to complete and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, the Company recognizes the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

The Company frequently sells equipment together with “start-up” services, which typically involve adding fuel to the engine, starting the equipment for the first time, and observing it to ensure that it is operating properly. In cases where start-up services are required on an equipment sale, the estimated start-up costs are accrued when revenue from the equipment sale is recognized. The Company had approximately $0.8 million and $0.6 million of accrued start-up costs that had not yet been performed as of January 31, 2007 and January 31, 2006, respectively.

Customer deposits:  The Company periodically collects customer deposits in advance of sales to customers. For long-term contracts these customer deposits are recorded as current liabilities until the construction project begins, at which time the deposits are removed from customer deposits and factored into the percentage-of-completion calculation, which determine the balances in the Recoverable costs and accrued profits in excess of billings and Billings in excess of accrued profits balances. For all other sales, these deposits remain in liabilities until revenue is recognized on the sale.

Property, Plant and Equipment:  Property, plant and equipment is stated at historical cost. Depreciation is computed over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. Assets acquired through the Acquisition are depreciated over their remaining useful lives. The range of estimated service lives used to calculate financial reporting depreciation for new items of property, plant and equipment are as follows:

Machinery and equipment	4 - 7 years
Computer hardware and software	3 - 4 years
Building and leasehold improvements	10 - 25 years
Rental equipment	2 - 8 years

The Company assesses the valuation of components of its property, plant and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. The Company bases its evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, the Company determines whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, the Company recognizes a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or third party appraisal, as appropriate under the circumstances.

Intangible Assets:  Indefinite-lived intangible assets are evaluated at least annually for impairment, during the fourth quarter or when events or circumstances indicate that it is more likely than not that an impairment loss has been incurred.

Insurance:  The Company maintains a variety of insurance for its operations that it believes to be customary and reasonable. The Company is self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers compensation claims. Other than normal business and contractual risks that are not insurable, the Company’s risk is commonly insured against and the effect of a loss occurrence is not expected to be significant. The Company accrues for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported. The Predecessor operating results include an allocation of all identifiable self-insurance expenses that are attributable to the acquired businesses. The Company regularly reviews estimates of reported and unreported claims and provides for losses accordingly. Substantially all obligations related to general liability, vehicle liability, group medical and workers compensation claims related to the business acquired on January 23, 2006 were retained by the Predecessor.

Internal-Use Software Costs:  Internal and external costs incurred to develop internal-use computer software are capitalized. The cost of business process reengineering activities, data migration and training are expensed as incurred.

Advertising:  Advertising costs are included in selling and administrative expenses and are expensed as incurred. These expenses totaled $1.4 million, $2.2 million and $1.8 million for Fiscal 2006, 2005, and 2004, respectively.

Corporate cost allocation:  The Predecessor organization included a corporate office segment, which was not allocated to the operating business units. These costs include the facility-related costs of maintaining the corporate office, chief executive, legal, finance, investor relations and other similar costs. Costs incurred by the Predecessor corporate office segment, which were attributable to supporting the underlying businesses, but not clearly identifiable to any specific operation were $10.6 million and $14.0 million in the Fiscal 2005 and Fiscal 2004, respectively. For allocation purposes, the Company used a weighted average percentage based upon three factors: total sales, total assets, and total employees. This approach was used as the Company feels that it provides a reasonable indication of Predecessor corporate resource allocation to supporting the underlying businesses. Based on this approach, total corporate office costs of $6.8 million (64%) and $8.5 million (63%) were allocated to the carved-out financial statements. While management believes this allocation methodology is reasonable, these allocated costs are not necessarily the actual costs that would have been incurred in the carved-out business, if it were a stand-alone entity during this period. In addition, the Predecessor financial statements include allocations of expenses associated with the Predecessor’s 401(k) savings plan of $2.1 million and $2.0 million for Fiscal 2005 and Fiscal 2004, respectively. During Fiscal 2006, 401(k) savings plan contributions were $2.2 million.

Translation of Foreign Currency:  The local currency is the functional currency for the Company’s South American subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. As of January 31, 2007 and 2006, the entire accumulated other comprehensive loss balance consisted of currency translation adjustments. Gain or losses from foreign currency transactions are recognized in current earnings. Net foreign currency exchange (gains) losses included in other (income) expense, net in the consolidated statements of operations were ($0.1) million, ($0.3) million and ($0.2) million during Fiscal 2006, 2005 and 2004, respectively.

Fair Value of Financial Instruments:  The Company’s financial instruments consist primarily of cash equivalents, trade receivables, trade payables and debt instruments. The recorded values of cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Generally, the Company’s notes payable have interest rates which are tied to current market rates, and thus, their fair value is consistent with their recorded amounts.

Warranty Costs:  The Company generally provides product and service warranties for periods of six months to 18 months. Based on historical experience and contract terms, the Company provides for the estimated cost of product and service warranties at the time of sale or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately may be resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond the Company’s historical experience. The Company provides for any such warranty issues as they become known and estimable.

A summary of warranty activity associated with continuing operations follows:

		Predecessor and
	Successor	Successor(1)	Predecessor
	Fiscal	Fiscal	Fiscal
	2006	2005	2004
(In thousands)

Accrued warranty costs at beginning of year	$2,457	$2,069	$1,820
Warranty accrual for current period sales	2,699	2,812	1,786
Payments for warranty obligations	(2,483)	(2,424)	(1,537)

Accrued warranty costs at end of year	$2,673	$2,457	$2,069

(1)	For comparability purposes, the periods ended January 23, 2006 and January 31, 2006 were combined for this presentation.

Income Taxes:  Prior to the acquisition on January 23, 2006, federal and state income taxes of the business were reported within the consolidated operations of the Predecessor’s parent. For the purposes of the stand-alone presentation of the Predecessor, the provision for income taxes has been computed on the basis that the Predecessor files a separate consolidated income tax for the carved-out operation. Deferred tax assets and liabilities were retained by the Predecessor, and therefore, excluded from the reported Predecessor balance sheet.

A reconciliation between the income tax provision (benefit) from Predecessor continuing operations and income taxes computed by applying the statutory U.S. Federal income tax rate of 35% in Fiscal 2005 and 2004 is as follows:

	Fiscal	Fiscal
(In thousands)	2005	2004

Provision at statutory rate of 35%	$8,950	$2,402
Impact of federal tax credits	(827)	(1,164)
State income taxes and other, net	2,132	(696)

Income tax provision (benefit)	$10,255	$542

Subsequent to the Acquisition, income from the Successor is reported for federal and state income tax purposes by the Company’s shareholders, therefore, there is no income tax expense recorded in the statement of operations. Generally, the Company will make quarterly distributions to the shareholders to fund these tax obligations. During Fiscal 2006, there were $16.1 million of tax distributions to shareholders. No tax distributions were made in Fiscal 2005.

Recent Accounting Pronouncements:  In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company adopted SFAS No. 123R on February 1, 2006.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in Fiscal 2006. The implementation of SFAS No. 151 did not have a material impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, and adoption of this interpretation is required in the first quarter of 2007. The Company is currently operating as a limited liability corporation and income is reported for tax purposes through the Company’s shareholders. Therefore, the adoption of FIN 48 is not expected to impact the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect SFAS 157 will have on our consolidated financial position, cash flows, and results from operations.

Note 3:	Equity

As a limited liability company, the common interest holders’ liability is limited to the capital invested in the Company. In connection with the Acquisition, a $70 million capital contribution was made by the shareholders. The contribution includes $5 million of common voting interests ($1,000 per unit), along with $65 million of preferred interests ($1,000 per unit). The preferred interests were non-voting, and entitled the shareholder to annual distributions of available earnings, equal to 8.0% of the preferred interest investment. During the fourth quarter of 2006, all outstanding units of preferred equity were converted into 1,667 units of common equity and accrued dividends of $4.1 million were declared and paid to the former preferred unit holders.

Stock-Based Compensation:  The Company does not have any stock-based compensation plans. However, during Fiscal 2006, the Company’s principal shareholder sold common units equal to 1.0% of common equity to the Company’s president and chief operating officer and 3.25% of common equity to the Company’s former vice chairman and chief executive officer, subject to repurchase rights that expire over established vesting periods beginning on January 23, 2006. During the fourth quarter of Fiscal 2006, the vice chairman and chief executive officer resigned and all equity was repurchased by the principal shareholder, including the vested portion which was repurchased at fair market value. In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, the Company recorded a $3.7 million non-cash charge in Fiscal 2006 reflecting the difference between estimated fair market value of the common units sold and their sales price to the Company executives. The estimated fair market value of the common units was determined based on a third party valuation firm. The Company expects to record an additional $0.4 million of non-cash compensation charges in Fiscal 2007 associated with the remaining vesting period for the equity sold to the Company’s president and chief operating officer.

Also, certain employees of the Company have participated in the Predecessor’s stock-based compensation plans. As permitted under SFAS No. 123, the Predecessor used the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” to account for its stock-based compensation programs. Accordingly, no compensation expense was recognized when the exercise price of an employee stock option was equal to or greater than the market price of the Predecessor common stock on the grant date and all other provisions of the award were fixed. In connection with the sale of the Predecessor businesses to the Company in January 2006, the Predecessor entered into termination and release agreements with three former executives. Pursuant to such agreements, the Predecessor accelerated the vesting of all stock option agreements held by the three executives, and extended their exercise term from 30 days after the date of termination to December 31, 2006. As a result of these modifications of terms, the Predecessor Fiscal 2005 results include non-cash compensation expense totaling $2.7 million, which was charged to selling and administrative expenses in the consolidated statement of operations.

The following pro forma data are calculated as if compensation expense for the Predecessor’s stock option plans was determined based on the fair value at the grant date for awards under these plans for awards to employees within the acquired businesses, amortized to expense on a pro rata basis over the option vesting period, in accordance with the methodology prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation:”

	Predecessor
	February 1, 2005	Year Ended
(In thousands, except per share data)	to January 22, 2006	January 31, 2005

Net earnings (loss):
As reported	$11,281	$5,762
Pro forma compensation expense, determined under fair value method, net of tax	(446)	(353)

Pro forma	$10,835	$5,409

Basic earnings per unit
As reported	$2,256	$1,152
Pro forma	2,167	1,082
Diluted earning per unit
As reported	$1,692	$864
Pro forma	1,625	811

For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in Fiscal 2005 and 2004:

	Fiscal 2005	Fiscal 2004

Risk free interest rates	3.98%	3.00%
Expected dividend yields	1.45%	2.97%
Expected volatility	62.90%	64.80%
Expected life (years)	4	5

Based on the above assumptions, the weighted average fair value of stock options granted in Fiscal 2005 and 2004 was $11.33 and $5.72, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Note 4:	Segment Data

The Company’s reportable operating segments are based on the types of products and services offered and are aligned with the Company’s internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes.

The Company’s reportable segments include:

Equipment — This segment designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems, serving the old and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries. In Fiscal 2006, the operating profit in this segment includes amortization of $6.5 million associated with acquired order backlog at the time of Acquisition.

Aftermarket Parts and Service — This segment provides aftermarket parts and service for products manufactured by the Company, and others, to customers in the oil and gas industry as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental — This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate — The Corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs. Indentifiable assets for the Corporate segment includes all assets that are not clearly indentifiable to one of the operating segments.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented based upon a weighted average of segment sales generated. Operating results by segment are as follows:

		Operating	Identifiable	Capital	Depreciation &
	Sales	profit (loss)	assets	expenditures	amortization

FY2006 (Successor)(1)
Equipment	$583,459	$42,258	$171,115	$2,938	$6,718
Aftermarket Parts & Service	332,434	37,446	77,932	1,737	1,567
Rental	26,255	10,038	35,364	17,321	6,016
Corporate	—	(27,759)	172,390	4,794	2,955

Total	$942,148	$61,983	$456,801	$26,790	$17,256

FY2005 (Successor and Predecessor)
Equipment	$359,558	$10,365	$181,139	$277	$1,012
Aftermarket Parts & Service	304,085	28,305	20,998	634	2,341
Rental	27,030	8,257	49,722	8,826	5,841
Corporate	—	(21,077)	143,963	5,510	4,089

Total	$690,673	$25,850	$395,822	$15,247	$13,283

FY2004 (Predecessor)
Equipment	$246,713	$2,486	$70,323	$520	$997
Aftermarket Parts & Service	281,429	21,893	50,563	2,519	3,055
Rental	20,334	3,531	27,083	6,011	7,354
Corporate	—	(20,892)	149,005	4,472	4,953

Total	$548,476	$7,018	$296,974	$13,522	$16,359

(1)	For comparability purposes, the periods ended January 23, 2006 and January 31, 2006 were combined for this presentation.

Note 5:	Discontinued Operations

During 2003, the Predecessor initiated a plan to improve profitability of all operating business units to acceptable levels. The execution of this plan continued into Fiscal 2005 and included the shut down or sale of 15 locations within the Predecessor’s Power Products segment. In Fiscal 2005, the Predecessor also sold the operating assets and business of four distribution locations in California and recorded a loss of $1.8 million, net of tax benefit. Sales and operating loss generated by these exited businesses were as follows (in thousands):

	Predecessor
	February 1, 2005
	to January 22, 2006	Fiscal 2004

Sales	$30,645	$61,130
Operating loss	(3,713)	(607)
Operating loss, net of taxes	(2,224)	(559)

All assets and obligations related to these businesses were retained by the Predecessor in the sale to the Company. Therefore, these exited businesses had no impact on operating results of the Company in Fiscal 2006.

Note 6:	Contracts in Process

Recoverable costs and accrued profits not yet billed primarily relate to oilfield service equipment projects which extend beyond two fiscal quarters. Amounts included in the financial statements which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred costs and accrued profits are classified as current liabilities. Progress billings on contracts are made in accordance with the terms and conditions of the contracts, which often differ from the revenue recognition process. A summary of the status of uncompleted contracts is as follows:

(In thousands)	January 31, 2007	January 31, 2006

Costs incurred on uncompleted contracts	$59,519	$81,783
Accrued profits	12,493	14,032

	72,012	95,815
Less billings to date	(51,698)	(44,838)

	$20,314	$50,977

Recoverable costs and accrued profits not yet billed	$20,977	$54,291
Billings in excess of incurred costs and accrued profits	(663)	(3,314)

	$20,314	$50,977

Note 7:	Inventories

Summarized below are the components of inventories related to continuing operations:

(In thousands)	January 31, 2007	January 31, 2006

Inventory purchased under distributor agreements	$132,737	$105,237
Raw materials and spare parts	59,208	20,150
Work in process	29,786	48,954
Finished goods	3,154	2,120

Total Inventories	$224,885	$176,461

The inventory balances above are stated net of inventory valuation allowances totaling $9.3 million and $10.0 million at the end of Fiscal 2006 and 2005, respectively.

Note 8:	Debt Arrangements

Long-term Debt:  In connection with the Acquisition, the Company entered into a $250.0 million senior secured credit facility which expires in January, 2011, including term loans of $66.0 million and a revolving credit facility of $184.0 million. During the second quarter of Fiscal 2006, the Company issued $150.0 million of senior unsecured notes, bearing interest at 10% per annum and maturing in July, 2014. The net proceeds from the issuance of the notes were applied to pay off the outstanding term loans and reduce the borrowings under the revolving credit facility. In conjunction with this refinancing, the senior secured credit facility was amended, reducing the credit facility to $125.0 million. In February 2007, a second amendment to the senior credit facility increased the revolving facility to $250.0 million and extended the term to February 2012.

In connection with the senior notes issued in July, 2006, the Company entered into a registration rights agreement which requires the Company to make reasonable best efforts to file a registration statement with the Securities and Exchange Commission. If the registration is not completed within 270 days of the senior notes issuance, the senior notes become subject to an escalating interest rate, increasing by 25.0 basis points each 90 days, up to a maximum rate of 11.0% per annum. The escalated interest rate would remain in effect until the registration of the notes is completed. The Company does not expect the impact of the escalated, interest rate in Fiscal 2007, if any, to have a material impact to the consolidated financial statements. Therefore, no accrual exists at January 31, 2007.

The amended $250.0 million senior secured revolving credit facility is secured by substantially all accounts receivable, inventory, and property, plant and equipment and provide for borrowings at LIBOR, plus a margin ranging from 125 to 200 basis points per annum, based on the Company’s leverage ratios as specified in the credit agreement. As of January 31, 2007, the effective borrowing rate under this facility was LIBOR plus 150 basis points, or 7.0%. A commitment fee ranging from 30.0 to 37.5 basis points is paid on all unused portions of the credit facility also based on leverage ratios. The revolving credit facility also has a $30.0 million sub-facility which may be used for letters of credit. As of January 31, 2007, there were $8.8 million of letters of credit outstanding.

The credit agreements contain financial and operating covenants with which the company must comply during the terms of the agreements. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. The Company is in compliance with all covenants as of January 31, 2007.

The Company incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which are to be amortized over the five year term of the facility. As a result of the amendment reducing the facility to $125.0 million, the Company recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 in interest expense. The Company also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of the $150.0 senior unsecured notes during the second quarter of Fiscal 2006. These costs are to be amortized over the eight year term of the notes. As of January 31, 2007, $6.1 million of unamortized costs are included in the balance sheet.

Long-term debt consisted of the following:

	January 31, 2007	January 31, 2006

Term loans	$—	$56,000
Revolving credit facility	51,786	135,277
Unsecured senior notes	150,000	—

Total	201,786	191,277
Less: current portion	—	(9,771)

Long-term debt, net of current portion	$201,786	$181,506

Bank notes payable:  To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with a commercial bank. The secured facility allows for borrowings up to $3 million bearing interest at the prime rate (8.5% as of January 31, 2007). The note is secured by a $3.0 million cash balance maintained with the lender. The Company’s international subsidiaries have foreign currency bank notes payable consisting of renewable, secured loans for the purpose of financing the Company’s South American operations. These loans are denominated in local currency (Colombian Pesos and Venezuelan Bolivars) and are secured by $1.0 million of letters of credit and principally bear market-based variable rates of interest which were approximately 9.5% and 5.6% as of January 31, 2007 and January 31, 2006, respectively. The Company uses foreign-denominated debt to limit the exposure to foreign currency exchange rate fluctuations.

Bank notes payable balances consisted of the following:

(In thousands)	January 31, 2007	January 31, 2006

Notes payable, denominated in foreign currency	$720	$462
Notes payable, short term inventory (“floor plan”) financing	1,968	2,786

Notes payable	$2,688	$3,248

Note 9:	Commitments and Contingencies

Operating Lease Commitments:  The Company leases certain facilities and equipment from third parties under operating lease arrangements of varying terms. Under the terms of these operating lease arrangements, the Company is generally obligated to make monthly rental payments to the lessors, and include no further obligations at the end of the lease terms. If the Company elects to cancel or terminate a lease prior to the end of its term, the Company is typically obligated to make all remaining lease payments. In certain cases, however, the Company is allowed to sublet the assets to another party. Total rent expense associated with operating lease agreements was $4.4 million, $6.0 million, and $4.7 million in Fiscal 2006, 2005 and 2004, respectively.

As part of the Acquisition, the Company entered a three year lease with the Predecessor related to a manufacturing facility located in Houston, Texas. Under the terms of the lease, the Company has the option to purchase the facility for approximately $9.0 million, which approximates estimated fair value. The purchase option expires in July, 2007.

Operating lease obligations as of January 31, 2007, with noncancelable lease terms in excess of one year are as follows (in thousands):

Fiscal 2007	$4,390
Fiscal 2008	2,992
Fiscal 2009	2,302
Fiscal 2010	1,516
Fiscal 2011	554
Thereafter	281

Total operating lease obligations	$12,035

Legal Contingencies:  The Company is also a defendant in a number of lawsuits relating to matters normally incident to the Company’s business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which the Company conducts its business or on its consolidated results of operations, financial position or liquidity. The Company maintains certain insurance policies that provide coverage for product liability and personal injury cases. The Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of claims situations. Nevertheless, an unexpected outcome or adverse development in any such case could have a material adverse impact on the Company’s consolidated results of operations in the period it occurs.

Note 10:	Supplemental Financial Data

Allowance for Doubtful Accounts:  Activity in the allowance for doubtful accounts is as follows:

		Predecessor and
	Successor	Successor(1)	Predecessor
	Fiscal	Fiscal	Fiscal
	2006	2005	2004
(In thousands)

Allowance for doubtful accounts at beginning of year	$1,627	$1,758	$4,014
Accruals to bad debt expense	1,830	1,969	1,910
Writeoffs against allowance for doubtful accounts	(1,732)	(2,100)	(3,166)
Collections of previously reserved items	—	—	(1,000)

Allowance for doubtful accounts at end of year	$1,725	$1,627	$1,758

(1)	For comparability purposes, the periods ended January 23, 2006 and January 31, 2006 were combined for this presentation.

Property, Plant and Equipment:  As a result of the Acquisition, the components of property, plant and equipment were revalued based upon fair market value at date of purchase. Additions to property, plant and equipment during Fiscal 2006 include $2.4 million of reimbursements to the principle shareholder for certain office improvements and the original cost of a fractional interest in two jet aircrafts. Components of property, plant and equipment, net, including estimated values for January 31, 2007 and January 31, 2006 are as follows:

(In thousands)	January 31, 2007	January 31, 2006

Machinery and equipment	$8,937	$2,865
Buildings and leasehold improvements	15,798	14,272
Rental equipment	35,364	20,333
Computer hardware and software	2,141	624
Accumulated depreciation	(10,067)	(148)

Net depreciable assets	52,173	37,946
Construction in progress	2,941	1,778
Land	6,189	6,134

Property, plant and equipment, net	$61,303	$45,858

Depreciation expense was $10.2 million, $13.0 million and $13.9 million in Fiscal 2006, 2005 and 2004, respectively.

Rental equipment includes forklift equipment, generator sets and other equipment that is leased to customers under operating lease arrangements with terms ranging from one month up to three years. Rental equipment is depreciated over its estimated useful life, and is occasionally transferred into finished goods inventory for resale to customers.

Intangible Assets:  Intangible assets acquired in the Acquisition are amortized on a straight-line basis over their estimated useful lives with no residual value, and include the following:

	Estimated	January 31,	January 31,
(In thousands)	Useful Life	2007	2006

Unfilled order backlog	1 Yr.	$6,490	$6,490
Accumulated amortization		(6,490)	—

Current intangible assets		$—	$6,490

Tradenames and trademarks	—	$5,420	$5,321
Engineering drawings	10 Yrs.	2,636	2,589
Distribution contracts	27 Yrs.	3,384	3,323
Customer relationships	6 Yrs.	679	667
Patents	4 Yrs.	209	205
Accumulated amortization		(541)	—

Non-current intangible assets		$11,787	$12,105

The weighted average amortization period for intangible assets acquired in Fiscal 2005 is 12.2 years. Amortization expense associated with intangible assets was $7.0 million, in Fiscal 2006. Estimated aggregate amortization expense for the next five years is as follows (in thousands):

Fiscal 2007	$554
Fiscal 2008	554
Fiscal 2009	554
Fiscal 2010	502
Fiscal 2011	502
Thereafter	3,701

$6,367

Note 11:	Vulnerability Due To Certain Concentrations

The Company’s principal distribution agreements, which account for a significant portion of total purchases, are generally non-exclusive agreements and are subject to early termination by the suppliers for a variety of causes. No assurance can be given that such distribution agreements will be renewed beyond their expiration dates. Any interruption in the supply of materials from the original manufacturers, or a termination of a distributor agreement, could have a material adverse effect on the results of operations.

The Company markets its products and services throughout the world and is not dependent upon any single geographic region outside the United States. Substantially all of the Company’s long-lived assets are located in the United States. The Company’s sales to countries outside the United States, including sales to U.S. customers for export, totaled $116.6 million, $103.4 million and $80.6 million in Fiscal 2006, 2005 and 2004, respectively.

Note 12:	Supplemental Guarantor Information

The $250.0 million revolving credit facility and $150.0 million of senior unsecured notes (see Note 8) are fully guaranteed by Stewart & Stevenson LLC and all wholly-owned subsidiaries, excluding one domestic subsidiary and two subsidiaries in South America.

The following condensed consolidated financial statements present separately the financial position, results of operations and cash flows of the parent guarantor (Guarantor Entities), and all non-guarantor subsidiaries of the Company on a combined basis.

Condensed Consolidating Balance Sheet

	January 31, 2007
	Guarantor	Non-Guarantor	Consolidating
	Entities	Entities	Entries	Total

Current assets	$354,086	$20,601	$—	$374,687
Property, plant and equipment	60,522	781	—	61,303
Other assets	27,682	642	(7,513)	20,811

Total assets	$442,290	$22,024	$(7,513)	$456,801

Current Liabilities	$150,244	$9,725	$—	$159,969
Intercompany Payables (Receivables)	(4,087)	4,087	—	—
Long-term liabilities	201,786	174	—	201,960
Shareholders’ equity	94,347	8,038	(7,513)	94,872

Total liabilities and shareholders’ equity	$442,290	$22,024	$(7,513)	$456,801

	January 31, 2006
	Guarantor	Non-Guarantor	Consolidating
	Entities	Entities	Entries	Total

Current assets	$318,739	$15,784	$—	$334,523
Property, plant and equipment	45,136	722	—	45,858
Other assets	22,954	—	(7,513)	15,441

Total Assets	$386,829	$16,506	$(7,513)	$395,822

Current Liabilities	$137,167	$7,226	$—	$144,393
Intercompany Payables (Receivables)	(1,659)	1,659	—	—
Long-term liabilities	181,507	108	—	181,615
Preferred Stock	65,128	—	—	65,128
Shareholders’ equity	4,686	7,513	(7,513)	4,686

Total liabilities and shareholders’ equity	$386,829	$16,506	$(7,513)	$395,822

Condensed Consolidated Results of Operations

	Year Ended January 31, 2007
	Successor
	Guarantor	Non-Guarantor
	Entities	Entities	Totals

Sales	$891,727	$50,421	$942,148
Cost of sales	729,789	44,271	774,060

Gross profit	161,938	6,150	168,088
Selling and administrative expenses	103,201	4,804	108,005
Other income, net	(1,814)	(86)	(1,900)

Operating profit (loss)	60,551	1,432	61,983
Interest expense, net	19,465	291	19,756

Earnings from continuing operations before income taxes	41,086	1,141	42,227
Income tax provision	—	742	742

Net earnings from continuing operations	$41,086	$399	$41,485

	Year Ended January 31, 2006
	Predecessor and Successor(1)
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Sales	$661,292	$29,381	$690,673
Cost of sales	557,584	25,166	582,750

Gross profit	103,708	4,215	107,923
Selling and administrative expenses	80,243	4,257	84,500
Other income, net	(2,105)	(322)	(2,427)

Operating profit (loss)	25,570	280	25,850
Interest expense, net	247	192	439

Earnings from continuing operations before income taxes	25,323	88	25,411
Income tax provision	10,223	32	10,255

Net earnings from continuing operations	$15,100	$56	$15,156

(1)	For comparability purposes, the periods ended January 23, 2006 and January 31, 2006 were combined for this presentation.

	Year Ended January 31, 2005
	Predecessor
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Sales	$530,373	$18,103	$548,476
Cost of sales	447,748	14,768	462,516

Gross profit	82,625	3,335	85,960
Selling and administrative expenses	78,574	3,117	81,691
Other income, net	(2,504)	(245)	(2,749)

Operating profit (loss)	6,555	463	7,018
Interest (income) expense, net	(26)	181	155

Earnings from continuing operations before income taxes	6,581	282	6,863
Income tax provision	440	102	542

Net earnings from continuing operations	$6,141	$180	$6,321

Condensed Consolidated Cash Flows

	Year Ended January 31, 2007
	Successor
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Net cash provided by (used for):
Operating Activities	$58,123	$54	$58,177
Investing Activities	(35,880)	(487)	(36,367)
Financing Activities	(18,918)	1,867	(17,051)

Net increase (decrease) in cash	3,325	1,434	4,759
Cash at the beginning of the period	22	1,071	1,093

Cash at the end of the period	$3,347	$2,505	$5,852

	Year Ended January 31, 2006
	Predecessor and Successor
	Guarantor	Non-Guarantor	Discontinued	Consolidated
	Entities	Entities	Businesses	Totals

Net cash provided by (used for):
Operating Activities	$(22,801)	$(2,283)	$9,355	$(15,729)
Investing Activities	(289,353)	(209)	9,438	(280,124)
Financing Activities	312,036	1,865	(18,793)	295,108

Net increase (decrease) in cash	(118)	(627)	—	(745)
Cash at the beginning of the period	140	1,698	—	1,838

Cash at the end of the period	$22	$1,071	$—	$1,093

	Year Ended January 31, 2005
	Predecessor
	Guarantor	Non-Guarantor	Discontinued	Consolidated
	Entities	Entities	Businesses	Totals

Net cash provided by (used for):
Operating Activities	$33,162	$(407)	$17,241	$49,996
Investing Activities	2,084	(851)	—	1,233
Financing Activities	(35,250)	1,430	(17,241)	(51,061)

Net increase (decrease) in cash	(4)	172	—	168
Cash at the beginning of the period	144	1,526	—	1,670

Cash at the end of the period	$140	$1,698	$—	$1,838

Note 13:	Subsequent Events

On February 26, 2007, the Company acquired substantially all of the net assets of Crown Energy Technologies, Inc., for cash consideration of approximately $70 million, subject to adjustment on the basis of a final working capital adjustment.

Note 14:	Consolidated Quarterly Data (Unaudited)

	Fiscal 2006
	Successor
	First	Second	Third	Fourth
(In thousands, except per unit data)	Quarter	Quarter	Quarter	Quarter	Total

Sales	$229,130	$224,310	$240,639	$248,069	$942,148
Gross Profit	40,605	41,526	42,059	43,898	168,088
Net earnings	$11,748	$8,733	$9,431	$11,573	$41,485
Net earnings per unit:
Basic	$2,350	$1,747	$1,886	$1,756	$7,707
Diluted	1,762	1,310	1,415	1,736	6,222

The first quarter of Fiscal 2006 results include a $1.0 million gain associated with the sale of a marginal distribution territory.

	Fiscal 2005
	Predecessor			Predecessor and Successor
	First	Second	Third	Fourth
(In thousands, except per unit data)	Quarter	Quarter	Quarter	Quarter	Total

Sales	$147,008	$164,804	$188,641	$190,220	$690,673
Gross Profit	23,733	26,323	30,620	27,247	107,923
Net earnings from continuing operations	1,703	4,637	4,952	3,864	15,156
Loss from discontinued operations, net	(247)	(2,311)	(1,252)	(227)	(4,037)

Net earnings	$1,456	$2,326	$3,700	$3,637	$11,119

Net earnings (loss) per unit:
Basic:
Continuing operations	$341	$927	$990	$773	$3,031
Discontinued operations	(50)	(462)	(250)	(46)	(807)

Net earnings (loss) per unit	$291	$465	$740	$727	$2,224

Diluted:
Continuing operations	$255	$696	$743	$580	$2,273
Discontinued operations	(37)	(347)	(188)	(34)	(605)

Net earnings (loss) per unit	$218	$349	$555	$546	$1,668

The Predecessor’s fourth quarter of Fiscal 2005 results include a $2.7 million non-cash charge resulting from modifications to former executives stock compensation agreements and a $3.3 million non-cash gain associated with a change in the Predecessor’s vacation policy.

Quarterly earnings per unit is not necessarily additive to the annual calculation of earnings per unit, as each quarter’s calculation is based on that quarter’s weighted average units outstanding.

Quarterly segment sales and operating profit (loss) for Fiscal 2006 and Fiscal 2005 are stated below, conforming with the business segments established following the Acquisition:

	Fiscal 2006
	Successor
	First	Second	Third	Fourth	Total
(Unaudited — in thousands)	Quarter	Quarter	Quarter	Quarter	Year

Sales
Equipment	$130,982	$137,754	$150,099	$164,624	$583,459
Aftermarket Parts and Service	91,738	80,119	83,592	76,985	332,434
Rental	6,411	6,437	6,947	6,460	26,255

Total Sales	$229,131	$224,310	$240,638	$248,069	$942,148

Operating profit (loss)
Equipment	$8,427	$8,634	$9,664	$15,533	$42,258
Aftermarket Parts and Service	10,143	9,446	9,356	8,501	37,446
Rental	2,440	1,976	2,927	2,695	10,038
Corporate	(5,457)	(5,296)	(7,466)	(9,540)	(27,759)

Total Operating Profit	$15,553	$14,760	$14,481	$17,189	$61,983

	Fiscal 2005
	Predecessor			Predecessor and Successor(1)
	First	Second	Third	Fourth	Total
(In thousands)	Quarter	Quarter	Quarter	Quarter	Year

Sales
Equipment	$70,026	$81,579	$101,135	$106,818	$359,558
Aftermarket Parts and Service	72,304	78,135	77,617	76,029	304,085
Rental	4,678	5,090	9,889	7,373	27,030

Total Sales	$147,008	$164,804	$188,641	$190,220	$690,673

Operating profit (loss)
Equipment	$841	$3,158	$3,914	$2,452	$10,365
Aftermarket Parts and Service	5,682	7,788	5,498	9,337	28,305
Rental	733	1,606	3,905	2,013	8,257
Corporate	(4,396)	(4,779)	(5,027)	(6,875)	(21,077)

Total Operating Profit	$2,860	$7,773	$8,290	$6,927	$25,850

(1)	For comparability purposes, the periods ended January 23, 2006 and January 31, 2006 were combined for this presentation.

Part II
Information Not Required in Prospectus

Item 20.  Indemnification of Directors and Officers.

DELAWARE CORPORATIONS

Stewart & Stevenson Funding Corp.

Under Section 145 of the Delaware General Corporation Law, a corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. Section 145 of the Delaware General Corporation Law also allows a corporation to provide contractual indemnification to its directors, and we have entered into indemnification agreements with each of our directors whereby we are contractually obligated to indemnify the director and advance expenses to the full extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate our and our stockholders’ rights (through stockholders’ derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations described above, however, do not affect the ability of us or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

DELAWARE LIMITED LIABILITY COMPANIES

Stewart & Stevenson LLC, Stewart & Stevenson Distributor Holdings LLC, Stewart & Stevenson Power Products LLC, Stewart & Stevenson Petroleum Services LLC & S&S Agent LLC.

As permitted by the Delaware Limited Liability Company Act, or the DLLCA, a limited liability company agreement may include provisions eliminating the personal liability of the Delaware LLC’s directors if it is determined that the director did not act in bad faith, did not involve intentional misconduct, did not knowingly violate the law, and did not knowingly receive a personal financial profit or other advantage to which he or she was not entitled.

The DLLCA also provides that a limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands brought against that person, subject only to the provisions included in the company’s limited liability company agreement.

As permitted by Section 18-808 of the DLLCA a limited liability company agreement may provide for indemnification of the respective officers and directors of each of the Delaware LLCs.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Number		Description

3	.1*	Stewart & Stevenson LLC’s Certificate of Formation.
3	.2*	Stewart & Stevenson Funding Corp.’s (formerly known as Stewart & Stevenson Corp.) Certificate of Incorporation.
3	.3*	Stewart & Stevenson Distributor Holdings LLC’s Certificate of Formation.
3	.4*	Stewart & Stevenson Power Products LLC’s Certificate of Formation.
3	.5*	Stewart & Stevenson Petroleum Services LLC’s Certificate of Formation.
3	.6*	S&S Agent LLC’s Certificate of Formation.
3	.7*	Stewart & Stevenson LLC’s Operating Agreement.
3	.8*	Stewart & Stevenson Funding Corp.’s (formerly known as Stewart & Stevenson Corp.) Bylaws.
4.1		Indenture, dated July 6, 2006, among Stewart & Stevenson LLC, Stewart & Stevenson Corp., the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association. (Filed as Exhibit 10.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on February 1, 2007 (File No. 333-138952) and incorporated herein by reference)
4.2		Form of Exchange Notes (included in Exhibit 4.1).
4.3		Form of Guarantee (included in Exhibit 4.1).
5	.1*	Legal Opinion of Jones Day.
10	.1*	Second Amended and Restated Credit Agreement dated as of February 13, 2007 by and among, Stewart & Stevenson LLC, Stewart & Stevenson Distributor Holdings LLC, Stewart & Stevenson Power Products LLC, Stewart & Stevenson Petroleum Services LLC, Stewart & Stevenson Funding Corp., S&S Agent LLC, the Canadian Borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and as U.S. Collateral Agent, JPMorgan Chase Bank, NA, Toronto Branch as Canadian Administrative Agent and as Canadian Collateral Agent and JPMorgan Chase Bank, N.A., as Export-Related Lender.
10.2		Asset Purchase Agreement, dated as of October 24, 2005, by and among Stewart & Stevenson Services, Inc., IPSC Co. Inc., Stewart & Stevenson Holdings, Inc., Stewart & Stevenson De Las Americas, Inc., Stewart & Stevenson International, Inc., Stewart & Stevenson Power, Inc., S&S Trust and Hushang Ansary. (Filed as Exhibit 10.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on February 1, 2007 (File No. 333-138952) and incorporated herein by reference)
10.3		Asset Purchase Agreement, dated as of September 27, 2005, by and among Stewart & Stevenson Services, Inc., Stewart & Stevenson Petroleum Services, Inc., Stewart & Stevenson International, Inc., Sierra Detroit Diesel Allison, Inc., S&S Trust and Hushang Ansary. (Filed as Exhibit 10.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on February 1, 2007, (File No. 333-138952) and incorporated herein by reference)
10	.4*	Asset Purchase Agreement dated February 25, 2007 by and among Stewart & Stevenson LLC, Crown Energy Technologies Inc., Crown Energy Technologies, Inc., Crown Energy Technologies (Oklahoma) Inc., Crown Energy Technologies (Odessa) Inc., Crown Energy Technologies (Victoria) Inc., Crown Energy Technologies (Casper) Inc., Crown Energy Technologies (Bakersfield), Inc., Rance E. Fisher, and Todd E. Fisher.
12.1		Computation of Ratio of Earnings to Fixed Charges.
21	.1*	Subsidiaries of the Registrants.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Jones Day.
23	.3*	Consent of Hill Schwartz Spilker Keller LLC.
23.4		Consent of Spears & Associates, Inc. (Filed as Exhibit 23.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on February 1, 2007 (File No. 333-138952) and incorporated herein by reference)
23.5		Consent of Ward’s Automotive Group. (Filed as Exhibit 23.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on February 1, 2007 (File No. 333-138952) and incorporated herein by reference)
24	.1*	Powers of Attorney.
25	.1*	Statement on Form T-1 as to the Eligibility of the Trustee.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.
99	.3*	Form of Letter to Depository Trust Company Participants.
99	.4*	Form of Letter to Clients.
99	.5*	Form of Instructions to Book Entry Transfer Participants.

*	Previously filed.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on March 29, 2007.

Stewart & Stevenson LLC

By:	/s/ Hushang Ansary
Name:    Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of March 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors

* Robert L. Hargrave	Chief Executive Officer and Director (Principal Executive Officer)

* Gary W. Stratulate	President, Chief Operating Officer and Director

* Jeffery W. Merecka	Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

* Nina Ansary	Director

* Frank C. Carlucci	Director and Vice Chairman

* James W. Crystal	Director

* Jack F. Kemp	Director

* John D. Macomber	Director

* Stephen Solarz	Director

Signature	Title

* Frank G. Zarb	Director

*By:	/s/ Hushang Ansary
Attorney-in-fact

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on March 29, 2007.

Stewart & Stevenson Funding Corp.

By:	/s/ Hushang Ansary
Name:    Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of March 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors

* Robert L. Hargrave	President and Treasurer (Principal Executive Officer and Principal Financial Officer)

*By:	/s/ Hushang Ansary
     Attorney-in-Fact

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on March 29, 2007.

Stewart & Stevenson Distributor Holdings LLC

By:	Stewart & Stevenson LLC, as the sole member of Stewart & Stevenson Distributor Holdings LLC

/s/  Hushang Ansary
Name:    Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of March 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors of Stewart & Stevenson LLC, sole member of Stewart & Stevenson Distributor Holdings LLC

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on March 29, 2007.

Stewart & Stevenson Power Products LLC

By:	Stewart & Stevenson LLC, as the sole member of Stewart & Stevenson Power Products LLC

/s/  Hushang Ansary
Name:    Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of March 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors of Stewart & Stevenson LLC, sole member of Stewart & Stevenson Power Products LLC

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on March 29, 2007.

Stewart & Stevenson Petroleum Services LLC

By:	Stewart & Stevenson LLC, as the sole member of Stewart & Stevenson Petroleum Services LLC

/s/  Hushang Ansary
Name:    Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of March 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors of Stewart & Stevenson LLC, sole member of Stewart & Stevenson Petroleum Services LLC

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on March 29, 2007.

S&S Agent LLC

By:	Stewart & Stevenson LLC, as the sole member of S&S Agent LLC

/s/  Hushang Ansary
Name:    Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of March 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors of Stewart & Stevenson LLC, sole member of S&S Agent LLC